Form 10-K, Exhibit 13
period 1993-12-31
SOUTHERN CALIFORNIA WATER CO
filed 1994-03-31
CIK 92116

                                                             EXHIBIT 13

Annual
Report
1993

Southern
California
Water
Company



Investing
in the
Future


                                COVER PICTURE

COMPANY OVERVIEW

         Southern California Water Company (SCWC) is the second largest investor-owned water company in California and the fifth largest in the United States. The company provides water service to approximately 1 out of 30 Californians in 75 communities and electricity to more than 20,000 customers in the Bear Valley mountain communities. The company's daily operations are administered by 22 district offices grouped into five divisions which are supported by the general office, production and construction departments.

         SCWC was established in 1929 to acquire and consolidate a group of privately-owned California water companies operating in the middle of a population boom and severe drought. When California voters authorized mass funding for state-wide water projects three years later, SCWC was well positioned to expand its sphere of influence. The company continues to respond to California's growing need for high-quality domestic water and electric service through its Excellence in Service commitment to Customers, Shareholders, Employees, and the Communities it serves.

ABOUT THE COVER:
Like the barometer, the management at
SCWC must continually monitor and
forecast change. These forecasts enable us to better plan for and invest in the future.

1993 HIGHLIGHTS

                                                                            Change 1993 vs. 1992
                                                                            --------------------
                                                                            Increase
                                                   1993         1992       (Decrease)    Percent
- ------------------------------------------------------------------------------------------------
                                                      (in thousands, except per share amounts)
Total Revenues                                $ 108,506   $  100,660       $   7,846       7.79%
Total Operating Expenses                         88,456       81,562           6,894       8.45%
Operating Income                                 20,050       19,098             952       4.98%
Other Income                                        354          934            (580)   (62.10)%
Interest charges                                  8,378        7,890             488       6.19%
Net Income                                       12,026       12,142            (116)    (0.96)%
Net Income Applicable to Common Stock            11,926       12,040            (114)    (0.95)%
Earnings per Common Share                          1.66         1.82           (0.16)    (8.79)%
Dividends Paid per Common Share                    1.19         1.15            0.04       3.26%
Book Value per Common Share                       14.92        13.28            1.64      12.35%
Total Assets                                    358,533      312,491          46,042      14.73%
Total Capitalization                          $ 202,949   $  174,664       $  28,285      16.19%
Average Shares Outstanding                        7,186        6,627             559       8.42%



                                   PICTURE
                                    PAGE 1

TO OUR
SHAREOWNERS


                               [PHOTO]--PAGE 2



Floyd E. Wicks
President, Chief Executive Officer

W.V. Caveney
Chairman

      LETTER FROM THE PRESIDENT: The barometer on the front cover of this year's Annual Report suggests a vital message: Southern California Water Company is changing...for the better. We are changing in ways that will improve customer service, develop employee potential, enhance communication and position us for the future.


      1993 OVERVIEW

      In 1991, the California Public Utilities Commission (CPUC) staff strongly recommended a management audit of the company's general office. The company recommended that the scope of the audit be expanded to include field operations, consisting of 22 districts in 10 counties, and that the audit be deferred to 1993. An agreement was reached between the company and the CPUC staff, and a comprehensive management audit was conducted by an independent consultant during 1993. Prior to completion of the audit, the company developed a Plan for Service Excellence which will serve as a blueprint for improving our operations throughout California. The theme of this report, "Investing in the Future," reflects our renewed commitment to excellence as we approach the 21st century.

      During 1993, SCWC invested in a number of areas that will enable the company to more readily respond to and manage change. These investments will help us to achieve our goal of Service Excellence throughout the company, to our customers, to our communities, and to our shareholders. They will also enable us to improve customer service, increase employee productivity, and make better business decisions in a more timely manner.

      The most noteworthy investment is not in equipment or technology, it is in our people. While SCWC has always provided employee training, this year we formalized the process by establishing a new Employee Development Department. The primary goal of this department is to "upgrade" the skills and knowledge of our employees. This formalized focus on employee development enhances performance in current jobs and prepares employees for growth within the company. We know that well trained employees are more motivated, more cost effective, and better equipped to forecast, plan for and manage change.

      SCWC achieved several milestones during 1993, many of them resulting from prior years of management and planning. Because of our financial track record, Standard & Poors and Moody's gave SCWC "A" and "A2" ratings, respectively, on unsecured debt. The Los Angeles Times named SCWC one of the

"Top 100 Best Performing Companies in California". And of special interest to investors, we expanded the use of the company's Dividend Reinvestment Plan to enable participating shareowners to invest up to an additional $12,000 annually in new shares, without incurring brokerage fees. In addition, the company listed on the New York Stock Exchange in June 1993.

         We also expanded operations during 1993, by adding approximately 1,150 new customers, including 480 with the acquisition of Lemon Heights Mutual Water Company in Orange County. We drilled several new wells state-wide, further increasing groundwater reliability.

         1993 FINANCIAL RESULTS

         Earnings per common share of $1.66 in 1993 are 8.8% lower than the $1.82 recorded in 1992. Earnings from operations of $1.61 per share in 1993 are 4.2% lower than the record 1992 operating earnings of $1.68 per share. Earnings from other income decreased to $0.05 per share in 1993 compared to $0.14 in 1992. The above figures for 1993 reflect $0.28 per share in reserves against earnings for the company's participation in the Coastal Aqueduct Project and a portion of the company's Clearlake Treatment Plant investment. The decision to create reserves for these two projects followed two separate adverse CPUC decisions. The CPUC believed the Water Supply Agreement, required for participation in the Coastal Aqueduct Project, was too onerous (despite 24 other water agencies' participation on the same terms and conditions). The CPUC also disallowed $1.6 million of the company's investment in its Clearwater Treatment Facility, claiming that the new plant was over-built, and that the original engineer's estimate was exceeded by the same $1.6 million amount. The company provided expert testimony that certain plant components were over-sized, as dictated by sound engineering practices, costing only $66,000. Further, much of the cost overrun was incurred as a result of State Health Department requirements. The company has been negotiating with adjacent water utilities regarding their interest in purchasing treatment capacity from the company's non-utility portion of the plant. To date, negotiations have not been fruitful. While we strongly disagreed with the CPUC decisions, the company did not appeal to the California Supreme Court, believing that it was highly unlikely that the Court would accept these matters for review.

         Total operating revenues increased by 7.8% to $108.5 million in 1993, from $100.7 million in 1992. This was due primarily to offsetting increases in revenue triggered by increases in the cost of purchased water and power and the full effects of rate increases from last year.

         Operating expenses increased by 8.5% from $81.6 million in 1992, to $88.5 million in 1993. This increase was significantly affected by increased water and electric supply expenses, an increase in personnel and personnel-related costs, and increased maintenance expenses as we continue to perform proper maintenance of our water and electric systems.

      In a regulated business such as SCWC, returns to our shareowners are directly linked to the level of return authorized by the CPUC. With the decline in interest rates over the past several years, the CPUC has also reduced the authorized returns on equity for all utilities. In the past few years, the company's earnings have been maintained at record levels due to short-term exogenous factors such as a condemnation gain and higher-than-forecasted sales volumes. As these factors disappear, the relative level of authorized return becomes more important in achieving earnings levels. With the currently reduced return levels and the delay in obtaining rate relief from the CPUC, earnings for 1994 may not achieve the record levels enjoyed for the past two years. However, absent unforeseen circumstances, this should not have an impact on the company's current dividend level.


                                    PHOTO
                                    PAGE 5

      BUSINESS PLAN

      During 1994, SCWC will continue investing in programs that improve customer service, employee productivity and our ability to forecast and manage change. By the end of 1994 our Customer Service Center will be fully operational, ensuring a consistent quality of service. Centralizing telephone calls will also free-up local customer service representatives to give uninterrupted service to walk-in customers. We will also have completed installation of a Wide Area Network (WAN) that connects districts throughout the state to our general office, thus improving communications and service capabilities.

      We will enhance communications programs to inform the public about the value and the actual costs of providing high-quality water. However, costs are rapidly increasing because water must undergo more sophisticated treatment and analysis than ever before. By communicating these, and other issues affecting the cost of providing water service, we believe customers will place a higher value on the service they receive and better understand when the need arises for increasing rates.

      As in years past, we will continue to pursue appropriate acquisitions located near existing company operations. Many local municipalities and small water companies are finding it increasingly difficult to operate due to higher costs and associated risks of increasing regulations. By serving more customers, we can cost-effectively expand through economies of scale.

      We will continue our organization and strategic planning to realize our mission of Service Excellence. Since California regulation allows forecasting costs over three years as part of a general rate case, our planning and forecasting abilities are crucial. A management team with strong forecasting and implementation skills will improve our efficiency and responsiveness in a changing industry.

      CHALLENGES

      The future is never without challenges. Facing challenges pragmatically and positively is another way of "Investing in the Future". We believe we will ultimately receive CPUC approval to participate in the Coastal Aqueduct Project if it can be shown that local water resources are being managed more efficiently. And, we are currently evaluating all options available to us in our Bay Point District so we may continue to serve the residents of this Contra Costa County community.

      Even before the management audit was completed this year, SCWC prepared an implementation plan addressing each of the 114 recommendations for improvement. In fact, we began implementing many of the recommendations prior to the audit's completion. We believe the company's Plan for Service Excellence will make us the best service-oriented utility in the business. Many "teams" of SCWC employees worked diligently in preparation of the plan and we look forward to improved relations with the CPUC and our customers.

      SUMMARY

      Like the barometer, the management at SCWC must continually monitor and forecast change. These forecasts enable us to better plan for and invest in the future. Change has been, and will continue to be, inherent in the water and utility industries. Authorized rates of return for regulated utilities have been dropping since 1991 due to continued lower interest rates. Federal Safe Drinking Water amendments have increased testing requirements to include 83 different chemical elements in the water--45 more elements than were required just ten years ago. Energy utilities are faced with competition for maintaining their respective customer base. Water supply shortages are continuing, caused by forces competing for available supplies. Increasing uses of reclaimed wastewater will present new environmental challenges and a need for higher levels of consumer education. Such realities increase the risks of doing business. However, SCWC's response is to become the industry leader in meeting these challenges.

      SCWC is an investor-owned utility dedicated to providing quality services benefiting our customers, shareowners, employees and communities. In pursuit of customer service excellence, SCWC is committed to exceeding customer expectations for value and high-quality service. To achieve excellence in our performance to shareowners, SCWC is committed to safeguarding and enhancing its assets and to achieving a fair rate of return. In our treatment of employees, SCWC is committed to fostering excellence by providing competitive and equitable compensation and by supporting employee development in a professional work environment. And to meet the needs of the communities we serve, SCWC is committed to cultivating excellent communications and to promoting mutual cooperation.

      With our focus on "Investing in the Future", our Plan for Service Excellence will serve as a blueprint to guide us into the 21st century and beyond. Your continued support of Southern California Water Company is most welcome, and deeply appreciated.

                                        /s/ Floyd E. Wicks
                                        Floyd E. Wicks
                                        President, Chief Executive Officer


                                        /s/ W. V. Caveney
                                        W.V. Caveney
                                        Chairman

INVESTING
IN THE
FUTURE



                                    PHOTO
                                    PAGE 8

         SCWC's financial track record has been consistent with our mission of Excellence. We have provided stockholder dividends for 63 years and increased annual dividend payouts each year for the last 40 consecutive years. One of the main reasons for this past performance is continuous monitoring of changes and developments within the company, within the water industry, and in the general economy. We have then developed and implemented plans that take these changes into consideration, focusing always on our mission of Excellence.

         INVESTMENTS IN FINANCIAL EXCELLENCE

         In 1993, SCWC listed its Common Shares on the New York Stock Exchange (ticker symbol SCW). This gives us greater stability in the trade-to-trade and day-to-day stock price and provides the opportunity to attract a wider base of mutual fund and institutional investors. Additionally, SCWC split the company's Common Shares 2-for-1. This positions the stock in a price range more competitive with other publicly traded water companies. This year we issued 1,107,000 new Common Shares (post split) to the public.

         SCWC refinanced a significant portion of long-term debt and reduced interest expense through its Medium Term Note (MTN) program. While resulting in lower costs to ratepayers, the refinancing also enabled us to retire the first mortgage, in effect since 1947, fourteen years early. The retirement of this secured debt on all SCWC assets will help to lower the cost of financing on future unsecured debt issues. It will also eliminate time-consuming, costly reporting and compliance requirements and give us greater flexibility in acquiring and selling non-operating properties.

                                    PHOTO
                                    PAGE 9

      As a result of our financial planning and performance, Standard & Poors and Moody's gave SCWC "A" and "A2" ratings, respectively, on its unsecured debt. These ratings provide SCWC access to the public debt market.

                                    PHOTO
                                   PAGE 10

      By the end of 1994, we will complete additional upgrades to the SCWC computer system, enhancing our abilities to budget and forecast and providing more timely and complete information to our managers. We will also broaden our Investor Relations Program to increase our visibility to the investing public, thereby attracting more investors and enhancing shareholder value.

      INVESTMENTS IN SERVICE EXCELLENCE

      SCWC is primarily in the service business. Like any other service organization, our profitability is heavily dependent on our level of Service Excellence. We must continually improve our ability to serve our customers efficiently and cost effectively.

      During 1993 we made several changes directly impacting service excellence. We upgraded our Customer Information System, for example, enabling our Customer Service Representatives to more efficiently and consistently provide a higher quality of service. More than half of our water districts now have access to backup telephone support supplied by our new centralized Customer Service Center. This support enables more customers to receive prompt attention whenever they call.

      By mid-1994, all 22 district offices will be supported by the Customer Service Center. All Customer Service Representatives will have completed an intensive customer training program by that time, further ensuring a consistent level of quality service.

      By the end of 1994, the Customer Service Center will have expanded service hours, and it will be linked to our 24-hour emergency 800 hotline. Customers will consistently be able to reach Customer Service Representatives quickly. We also plan to conduct customer satisfaction surveys for each district so that specific areas and activities requiring improvement may be incorporated into SCWC's business plan.

      Ultimately, to maintain our high standard of service excellence, one of our most important investments in the future is in developing employee excellence.

      INVESTMENTS IN EMPLOYEE EXCELLENCE

      With 486 employees serving 10 California counties covering 41 different water systems and one electric system, SCWC averages one employee for every 530 customers. Many other non-investor-owned water utilities do not service such a widely diverse area and population, but average one employee for every 200-400 customers. This means that SCWC is a very lean operation with excellent employees already in place. Our continued investments in Employee Excellence are critical to achieving excellence in customer service, company growth, and profitability.

      We encourage employees to apply for advancement to management positions which fosters individual employee growth. We also place decision-makers in the field to give the kind of response necessary at the local level that customers and community leaders demand. It is essential to continue building on this in-house talent core for future leadership.

      In 1993, SCWC introduced a formal program to further our goals for employee excellence and development. We call it "The Southern California Water Company University." This program ensures that training is an on-going process, enabling employees to continually sharpen their skills, make intelligent business decisions, and advance within the company.

      Our new Employee Development Department is currently training the first group of in-house instructors through the "Train-the- Trainer Program." These instructors will be certified as in-house instructors by mid-1994. They will introduce a new training program focusing on Collaboration, Communication, and
Cooperation: encouraging employees to "Work Smart." The "Work Smart" program will deliver training on topics relating to customer service, interpersonal skills, the environment, supervisory management, self- motivation, and other employee development areas that will increase employee excellence and productivity.

      In 1993 SCWC also began a complete overview of the company's compensation and performance


                                    PHOTO
                                   PAGE 11
evaluation system. Consultants received input from employees on the existing performance evaluation system, critiqued the existing system, and developed specific recommendations for matching performance to compensation levels. Recommendations for changes will be made and implemented during 1994. Creating a meaningful system that ties performance to compensation levels should help improve accountability and productivity.

      INVESTMENTS IN PRODUCT EXCELLENCE

      SCWC currently owns 306 wells, which supplied approximately 56% of our customer's demands for water during 1993. Effective utilization of ground-water resources has reduced the necessity and cost of purchasing water from wholesalers. We drilled six new wells in 1993, and plan to drill several more in the future to further reduce our costs of purchased water. Investments in wells also represents a significant investment in our own self-sufficiency.


                                 [GRAPH P.12]


      Approximately 95% of all the water we supply is used for non-drinking purposes, such as watering lawns, washing cars, and light industrial use. Much of this water could be supplied from reclaimed water sources rather than the water produced to meet drinking standards. We supplied two new customers with reclaimed water in 1993 and believe we can continue to grow significantly in this area in the future. In 1994 and the years to come we expect the number of reclaimed water customers to significantly increase as costs escalate for meeting increasingly higher drinking water standards.

      As rules for drinking water standards become increasingly more stringent, costs for treating water naturally increase. We must now test for 83 elements compared to only 45 elements just ten years ago. Every three years 25 new elements are to be added. All of our water systems meet all current federal and state mandates. However, as technology for testing water purity improves, our ability to meet lower and lower standards will decline. Thus future costs to test for and, as necessary, provide treatment for elements will escalate, with questionable benefit to the customer.

      It is, therefore, critical that SCWC provide the public with information regarding government regulations as they relate to water quality and future rate increases. SCWC has a responsibility not only to deliver a high-quality product, but also to provide it at a reasonable cost to consumers.

      Our Conservation Management and Governmental Relations Department not only reviews and updates SCWC water management plans, it is also responsible for coordinating the company's "legislative watch" efforts. This department is working with other water industry representatives to achieve a reasonable balance between regulating water quality and costs associated with meeting the ever changing purity standards.

      We have also met with representatives of the California State Legislature requesting that the CPUC be given the legal basis to direct private water utilities to charge property owners for vacant land fronting water utility pipelines. These pipelines are an asset for vacant land owners and the cost-sharing approach will be fair to all parties.

      As a result of our commitment to Service Excellence, the investments in the future outlined herein will better position SCWC to forecast and benefit from the impending changes ahead.


                                 [GRAPH P.13]

      MANAGEMENT AUDIT AND PLAN FOR SERVICE EXCELLENCE

      We are pleased to report that the independent Management Audit has been completed and that SCWC has launched an ambitious program to improve the company's organizational structure, operations and service to our 257,000 customers.

      The Management Audit, which was completed in December, was conducted by Barrington-Wellesley Group (BWG), a nationally recognized management consulting firm. It took more than six months and included interviews with more than 150 SCWC employees, the company's Board of Directors, customers, community representatives and members of the CPUC staff. It also included review and analysis of almost 300 internal documents, as well as visits to many of our major facilities.

      The Audit represents a major turning point for SCWC, for it was the primary stimulus behind our Plan for Service Excellence--a comprehensive road map to follow for continually improving our company. The Plan is a blueprint designed to help lead us into the 21st century.

                                [Picture P.14]

      The Plan for Service Excellence details the steps SCWC is taking to implement the 114 recommendations made by BWG. It is the product of exhaustive effort. Employees, assembled from virtually every department in the company, devoted thousands of hours to its development and the results demonstrate their talent, energy and commitment. It addresses every aspect of the company, from engineering and customer service to communications and regulatory relations.

      We are extremely proud of this program and have shared both the Plan for Service Excellence and the Management Audit report with employees, elected officials, the news media and community leaders throughout California. We're excited to begin implementation and are enthusiastic about its potential long-term impact. The Plan for Service Excellence powerfully illustrates yet another way SCWC is investing in the future.

Earnings per Share

- --------------------------------------------------------
                                     Other
Year                Operations      Income        Total
- --------------------------------------------------------
1993                   $  1.61      $  0.05      $  1.66
1992                      1.68         0.14         1.82
1991                      1.40         0.94         2.34
1990                      1.31         0.09         1.40
1989                      1.13         0.25         1.38
- --------------------------------------------------------

OPERATING DISTRICTS BY COUNTY


                                  [Map P.15]

Number of Customers Served at
December 31,                     1993         1992
    Lake
    Clearlake                   2,111        2,121
    Contra Costa
    Bay Point                   4,475        4,473
    Sacramento
    Arden-Cordova              12,588       12,363
    San Luis Obispo
    Los Osos                    3,028        3,045
    Santa Barbara
    Santa Maria                12,040       11,928
    Ventura
    Ojai                        2,742        2,731
    Simi Valley                11,852       11,851
    Los Angeles
    San Gabriel Valley         11,601       11,535
    Metropolitan               97,176       97,193
    San Dimas                  15,082       15,080
    Claremont                  10,266       10,271
    San Bernardino
    Desert                      3,149        3,180
    Barstow                     8,541        8,503
    Wrightwood                  2,450        2,439
    Bear Valley*               20,131       20,039
    Orange
    Orange                     38,735       38,075
    Imperial
    Calipatria-Niland           1,149        1,139
Total Customers               257,116      255,966

*  Electric Customers
   Total Population Served Estimated at 1,000,000

FINANCIAL
REVIEW

                                 [Photo P.16]

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

      The Company is an investor-owned public utility subject to the jurisdiction of the California Public Utilities Commission (CPUC) as to its water and electric business and properties. The CPUC has broad powers of regulation over the Company with respect to service and facilities, classification of accounts, rates, valuation of properties and the purchase, disposition and mortgaging of properties necessary for the Company to render its services. The CPUC also has authority over the issuance of securities, the granting of certificates of necessity and convenience and various other matters.

RESULTS OF OPERATIONS

      YEARS ENDED DECEMBER 31, 1993 AND 1992

      Earnings per common share of $1.66 in 1993 are 8.8% lower than the $1.82 recorded during 1992. Earnings from operations of $1.61 per share in 1993, however, are only 4.2% lower than 1992 operating earnings of $1.68 per share. Non-operating income contributed $0.05 per share in 1993 compared to $0.14 per share in 1992.

      Water operating revenues of $98.2 million increased 8.3% from $90.6 million in 1992, attributable to a 1.2% increase in the volume of water sold, an increase in the average number of customers and increased water rates associated with general rate case decisions and other supply and rate base offset decisions. In addition, the Company recorded approximately $1.4 million in revenue related to the recoverability of net revenue losses, due to drought conditions, and extraordinary conservation expenses.

      Electric operating revenues increased by 3.2% to $10.4 million from $10.0 million as a result of a 0.8% increase in kilowatt- hour sales between the two periods and a change in the mix of those sales during 1993 from industrial, which has a lower rate per kilowatt-hour, to commercial which has a higher rate.

      Purchased water expense increased by 30% to $29.4 million from $22.6 million in 1992, largely as a result of increases in purchased water rates, the most recent of which was effective in July, 1993. Continued water conservation, coupled with increased costs to supply, have caused wholesale water rates in the State of California to increase significantly. In addition, the Company purchased approximately 3.2% more imported water during 1993 as compared to 1992.

      Expenses for power purchased for resale increased by 35.5% to $3.3 million in 1993 as compared to $2.4 million in 1992. This increase is primarily attributable to a 36% rate increase from Southern California Edison Company, effective January 1, 1993.

      The costs of power purchased for pumping increased by 9.2% to $8.1 million in 1993 from $7.5 million in 1992 primarily as a result of a 5.5% increase in the amount of water produced from pumped sources.

      Groundwater production assessments of $5.3 million, 23.6% higher in 1993 compared to the $4.3 million recorded in 1992, reflect general increases in pumping assessment rates as well as the increased amount of water produced from pumped sources.

      A credit for the provision for supply cost balancing accounts reflects an undercollection of water and electric energy supply costs. The credit in this category results from the higher supply costs as evidenced by increases in purchased water costs, power purchased for pumping and resale and groundwater production assessments.

      Other operating expenses increased by 3.7% to $10.9 million in 1993 from $10.5 million in 1992 primarily as a result of a net increase in the number of personnel involved in operating and customer service functions.

      In 1993, the Company established a reserve of approximately $1.9 million against previously incurred costs related to the Coastal Aqueduct extension of the State Water Project. For further details, see Note 10 of the Notes to Financial Statements.

      Administrative and general expenses of $13.5 million in 1993 increased by 12.6% from $12.0 million in 1992. The increase between the two years primarily reflects an increase in payroll and personnel-related costs due to the addition of 41 persons charging all or some of their time to this category as well as an average 4% increase in wages granted to employees during 1993. The additional personnel are necessitated by increasing regulatory, operational and customer service considerations. In 1992, the Company recorded an additional reserve of $1.1 million for liability claims; no such additional reserve was necessary during 1993.

      Depreciation expense increased by 13.4% from $6.5 million in 1992 to $7.4 million in 1993 reflecting, primarily, the effects of recording approximately $28 million in plant in 1992, depreciation on which is fully reflected during 1993.

      Maintenance expense of $6.5 million in 1993 increased by 26.7% from $5.1 million in 1992 caused by increased work performed on the Company's water pumping equipment, main flushing programs and maintenance on the Company's Bear Valley electric system during early 1993 resulting from abnormal weather.

      Taxes on income, down by 29.5% to $5.5 million in 1993 from $7.8 million in 1992, reflect both the reversal of approximately $1.3 million in previously established tax reserves and reduced pre-tax book income, which were partially offset by an increase in the corporate tax rate to 35% from 34% effective January 1, 1993.

      Total interest expense increased by 6.2% to $8.4 million in 1993 from $7.9 million in 1992 primarily as a result of increased short-term borrowing.

      YEARS ENDED DECEMBER 31, 1992 AND 1991

      Earnings per share in 1992 of $1.82 were 22.2% lower than earnings per share of $2.34 in 1991. Earnings per share from operations, however, increased by 20% to $1.68 in 1992 as compared to $1.40 in 1991. Non-operating earnings were $0.14 per share in 1992 compared to $0.94 per share in 1991.

      Water operating revenues increased to $90.6 million or 15.8% from the $78.3 million in 1991. This change is attributable to an increase in the average number of customers and a 6.5% increase in water sales volumes, coupled with rates authorized in CPUC general rate case decisions and other supply cost and rate base offset decisions.

      Electric operating revenues decreased by 18.9% to $10 million in 1992 from $12.4 million in 1991, primarily as a result of a rate decrease effective November, 1991 reflective of full collection of previously unrecovered amounts in the electric balancing account. The decrease in electric operating revenues occurred in spite of the fact that electric sales volumes increased by 3.4%.

      Purchased water costs increased to $22.6 million, or 24.6%, in 1992 as compared to $18.1 million in 1991. This increase reflects the effects of increased water rates from the Company's wholesale water suppliers as well as a 4.9% increase in the amount of such water purchased during 1992.

      Expenses for power purchased for resale increased 63.2% to $2.4 million in 1992 as compared to $1.5 million in 1991 due to a 3.4% increase in kilowatt-hour sales during 1992 and approximately $2.7 million in refunds received during 1991 from the Company's wholesale supplier which reduced 1991 expense. During 1992, however, the Company received an additional $1.6 million in refunds.

      Power purchased for pumping expense increased by 2.4% to $7.5 million in 1992 as compared to $7.3 million in 1991 primarily as a result of a 5.9% increase in the volume of pumped water produced.

      Groundwater production assessments increased to $4.3 million in 1992 from $3.1 million in 1991, or 38.1%, due to both the increase in the amount of water supplied from pumped sources as well as general increases in assessment rates, 100% in the Company's Metropolitan district, which were effective during 1992.

      A credit in the supply cost balancing account in 1992 reflects an undercollection of production costs, due chiefly to increases in wholesale water rates and increases in groundwater production assessment rates.

      The 9.8% increase in other operating expenses to $10.5 million in 1992 from $9.6 million in 1991 results from three factors: an increase in customer accounting expenses associated with the acquisition in August, 1991 of four water systems from the County of Los Angeles; an increase to reserve for uncollectible accounts of $200,000; and increased expenses associated with water pumping operations.

      Administrative and general expenses increased by 28.8% from $9.3 million in 1991 to $12.0 million in 1992, largely as a result of recording approximately $1.1 million in additional insurance reserves related to a review of several general liability claims and claims pending, all of which occurred in the ordinary course of business and none of which were significant individually.

      Depreciation expense increased by 8.3% from $6.0 million in 1991 to $6.5 million in 1992 reflecting, primarily, the effects of recording approximately $32 million in plant in 1991, depreciation on which is fully reflected during 1992.

      Taxes on income increased to $7.8 million in 1992, or 45.9%, over the $5.3 million in 1991 as a result of significantly higher pre-tax book income and an increase of approximately $650,000 to reserves.

      Other income decreased by 84.7% to $934,000 in 1992 compared to $6.1 million in 1991 due primarily to the recording of a $5.5 million gain on the sale of the Big Bear water systems in 1991. An additional $849,000 in gain was recorded in 1992.

      Total interest expense of $7.9 million in 1992, 4.0% higher than the $7.6 million recorded in 1991, reflects increased short-term borrowing in 1992 as compared to the prior year.

      YEARS ENDED DECEMBER 31, 1991 AND 1990

      Earnings per share in 1991 of $2.34 were 67.1% higher than earnings per share of $1.40 in 1990. Earnings from operations increased by 6.9% to $1.40 per share in 1991 as compared to $1.31 per share in 1990. Earnings from non-operating income of $0.94 per share compared to $0.09 per share recorded in 1990.

      For 1991, Company-mandated and customer-initiated conservation measures resulted in a 16.5% decrease in water sales volumes from the prior year. Notwithstanding the decline in sales volumes, water operating revenues increased 2.6% to $78.3 million in 1991 compared to $76.3 million in 1990 as a result of increased water rates approved by the CPUC and recording the recoverability of approximately $3.3 million in net revenue losses resulting from the Company's water rationing program.

      Electric operating revenues in 1991 increased to $12.4 million, or 11.9% from the $11.1 million recorded in 1990, as a result of rate increases approved by the CPUC to cover supply cost increases. However, the Company's electric rates were reduced in November, 1991 in recognition of recovery of the supply costs due most significantly to receipt of approximately $2.7 million in refunds from the Company's wholesale electric supplier. Electric sales decreased slightly by 1.5%.

      Purchased water expense decreased by 17.5% to $18.1 million in 1991 from $22.0 million in 1990 reflecting the conservation-induced reduction in water sales volumes as well as a change in the mix of water supplied from purchased water in favor of pumped water sources.

      Power purchased for resale decreased significantly to $1.5 million in 1991, a decrease of 81% from the $7.8 million recorded in 1990. This decrease is the result of approximately $2.7 million in refunds from the Company's wholesale electric supplier, reduced electric rates generally as a result of settlement of issues in the wholesale supplier's FERC rate case and reduced electric sales volumes.

      Power purchased for pumping expense increased by 0.9% to $7.3 million in 1991 as compared to $7.2 million in 1990. Even though pumped water supplied 6.2% more of total water sold, due to conservation and rationing, total pumped water volumes produced remained virtually unchanged between the two years.

      Groundwater production assessments, up by 36.9% to $3.1 million in 1991 compared to $2.3 million in 1990, reflect the assessments associated with the additional amounts of water supplied from pumped sources in 1991.

      A charge in the supply cost balancing accounts reflects an over-collected position resulting from a combination of the $2.7 million in refunds, generally reduced wholesale power rates from the Company's wholesale electric supplier and the rate increase designed to recover under-collected amounts.

      Other operating expenses of $9.6 million in 1991 increased by 12.6% over the $8.5 million recorded in 1990 and is affected by three factors. First is increased operation costs associated with pumping as the Company shifted its resource mix away from purchased sources. Second is the level of expense associated with water treatment. Lastly, 1991 was affected by a period of abnormally cold weather during the winter months which increased both electric and water operating expense in its aftermath.

      General and administrative expense increased by 15% to $9.3 million in 1991 from $8.1 million in 1990 due primarily to an increase in the number of employees, a 5% pay increase granted to employees and approximately $542,000 in expenses related to management of the Company's water conservation and rationing programs. With respect to the latter, there was virtually no such expense in 1990.

      Depreciation expense increased by 16.5% from $5.2 million in 1990 to $6.0 million in 1991 reflecting, primarily, the effects of recording approximately $27 million in plant in 1990, depreciation on which is fully reflected during 1991.

      Maintenance expense increased by 3.3% to $5.2 million in 1991 from $5.0 million in 1990. This increase is primarily associated with pumping equipment and reflects the accelerated pace of pump maintenance early in 1991 necessary for preparations to maximize production from Company-owned wells during the summer months.

      The significant increase in other income results from booking approximately $5.5 million of the total net gain on the condemnation of the Big Bear water systems.

      Total interest expense of $7.6 million in 1991 increased by 18.1% over the $6.4 million recorded in 1991 as a result of the issuance in May, 1991 of $28 million in 9.56% Notes due 2031.

FINANCIAL CONDITION

      LIQUIDITY AND CAPITAL RESOURCES

      The Company funds the majority of its operating expenses, interest on its outstanding debt, sinking fund requirements on its outstanding debt and preferred shares and dividends on its outstanding common and preferred shares through internal sources. These internal sources consist of retained earnings, deferred taxes, amortization of deferred charges and depreciation. However, due to the seasonal nature of its water and electric businesses, the Company utilizes its short-term borrowing capacity on occasion to finance its current operating costs. As in recent years, the Company continues to rely on external sources to fund the majority of its capital expenditures program.

      The Company expects to incur net construction expenditures of approximately $24.6 million,

$15 million and $32 million in 1994, 1995 and 1996, respectively. Because these estimates are subject to review, actual expenditures may vary and, in the case of 1995 and 1996, the estimates are subject to approval by the Board of Directors.

      The Company relies on short-term bank borrowing to temporarily finance its construction expenditures which are ultimately financed with equity or long-term debt. At December 31, 1993, the Company had utilized $12,000,000 of its aggregate short-term borrowing capacity of $27,063,000. Of its total short-term borrowing capacity, $8,063,000 is also available to support letters of credit. It is anticipated that borrowing under the three bank lines of credit will increase during 1994. The Company received approximately $2.2 million in advances and contributions in aid of construction during 1993. Refunds on advance contracts totaled approximately $2.9 million in 1993.

      The Company sold 1,000,000 Common Shares in July, 1993 and an additional 107,000 Common Shares in September, 1993 for aggregate net proceeds to the Company of approximately $23,935,000. These funds were utilized to retire $21,000,000 in then outstanding short-term bank borrowing. The Company anticipates selling long-term debt in 1994 to finance its continuing construction requirements.

      In 1993, the Company implemented an enhanced feature to its Dividend Reinvestment Plan that allows participants in the Plan to make additional investments in the Company's Common Shares, with no brokerage fees or commissions. The Company received $1.1 million during 1993 through operation of the Plan.

      During 1993, the Company refinanced approximately $37,000,000 of its outstanding debt in order to lower its interest expense. The net effect of the refinancing efforts was to lower the weighted average cost of debt to approximately 7.6% from 8.7% and to extend the weighted average life of the debt to almost 24 years from 19 years. The Company paid approximately $2.6 million in premiums on redemption of its higher coupon debt which will be amortized over the lives of the new issues of debt. As part of its refinancing efforts, the Company was able to refinance its entire remaining first mortgage bonds and close the indenture on its properties so that all of the Company's presently outstanding debt is predominantly in the form of unsecured notes.

      On January 17, 1994, an earthquake in Southern California affected 1 of the Company's 41 water systems resulting in damage to Company facilities in excess of $1 million. The Company does not expect that this event will have a material impact on liquidity or results of operation due to the opportunity to recover costs associated with this event through previously established procedures of the CPUC.

      RATES AND REGULATIONS

      Water rates of the Company vary among its operating districts due to differences in operating conditions, capital investment and costs. Each operating district is considered as a separate entity for rate-making purposes. The Company continuously monitors its operations in each district so that applications for rate changes, when warranted and as permitted, may be filed on a district-by-district basis with the CPUC. Under the CPUC's practices, rates may be increased by three methods: general rate increases, offsets for certain supply costs increases and advice letter filings related to certain plant additions. General rate increases typically are for three year periods and include "step" increases in rates for the second and third years.

      The Company filed an application for general rate increases in six of its operating districts in May, 1992. In June, 1993 the CPUC issued its decision and the Company requested rehearing on two matters, the rate of return on rate base and an authorized rate increase for the Company's Bay Point water district. The CPUC granted the

Company's request for rehearing on the two issues and establishing an interim rate of return on rate base of 9.5% applicable for certain attrition, step rate filings and other earnings test filings with respect to the Company's other operating districts. The decision also disallowed $1.6 million, or approximately one-half, of the cost of constructing a water treatment plant in the Company's Clearlake water district.

      The Company has filed its case on the two matters set for rehearing, which is scheduled for March, 1994. The interim rate of return on rate base of 9.5% is estimated to yield a return on common equity of 10.15%. Should the 10.15% return on common equity be upheld, or, in light of reductions in interest rates since June, 1993, lowered on rehearing, the ability of the Company to generate additional cash flow through future filings would be adversely and significantly affected due to the rate of return benchmark used for earnings tests.

      In response to the CPUC's disallowance of $1.6 million in investment costs associated with the water treatment plant in the Company's Clearlake water district, the Company transferred that amount to non-utility plant undertaking efforts to sell either capacity from the plant or a portion of the plant itself to other utilities. Discussions with these utilities have, to date, not produced any firm agreement. Therefore, the Company has reserved fully against the $1.6 million in investment costs.

      The Company expects to receive approval from the CPUC to increase rates in several of its operating districts to recover increases in its supply operating expenses. While these increases do not affect earnings, they do improve cash flow. The Company intends to file with the CPUC for recovery of the costs of implementing certain recommendations made in the recently completed management audit.

      ENVIRONMENTAL MATTERS

      The Company is subject to regulations established by the Environmental Protection Agency (EPA) and administered by the California Department of Health Services (DOHS) regarding water quality issues. The Safe Drinking Water Act
(SDWA) requires the EPA to set standards for contaminants and water treatment processes. To date, the EPA has promulgated national primary drinking water standards for 83 identified water contaminants and must establish standards for an additional 25 contaminants every three years thereafter. Two regulations, establishing maximum contaminant levels (MCL) for arsenic and radon, are pending which could affect both the availability and costs of the Company's groundwater supplies. However, because treatment of groundwater supplies would vary with different MCL's potentially established for these two contaminants, the Company is unable to predict the effect that the new standards will have on the costs and availability of its groundwater supplies.

      To date, the Company has not been significantly affected, from an operational standpoint, from contamination of its pumped water supplies and water purchased from its wholesale suppliers is generally delivered already treated. Costs associated with the testing and treatment of water supplies in response to these new standards has, however, increased by approximately 113% since 1988. The rate-making process provides the Company with an opportunity to recover these costs although no assurance can be given that the CPUC will authorize all or any part of the rate increases necessary to do so.

      There have been no material environmental matters affecting the Company's Bear Valley electric district.

      WATER SUPPLY

      Water supplies in the State of California continue to maintain at pre-drought levels, although current precipitation levels are far below last year. Precipitation for the first three months of the water year, which begins October 1, have been much lower than normal with seasonal rainfall about 60% of average on a statewide basis and about 70% in the northern Sierra Nevada mountain range. Seasonal runoff statewide is just under 40% of normal. The State of California's 155 major reservoirs showed storage to be 22.5 million acre-feet, or approximately 101% of average.

      Long-term imported water supplies continue to be affected by environmental concerns and restrictions in the California Delta area, stemming from the Endangered Species Act. Current estimates indicate that approximately
1.6 million acre-feet of water will be available as compared to the 4.2 million acre-feet entitlement of the State Water Project (SWP) during the water year ending September 30, 1994. Inasmuch as the Department of Water Resources bases its allocations on the maximum annual water demands since 1980, agricultural agencies are expected to receive approximately 50% of their requirements while urban agencies will receive about 31% of their requirements. On this basis, the Metropolitan Water District (MWD) of Southern California and its various sub-agencies, from which the Company purchases its wholesale water supplies, expects to receive an allocation of 0.72 million acre-feet from the SWP. Projected demands on the MWD in 1994 are 1.8 to 1.9 million acre-feet. However, full allocation of 1.3 million acre-feet from the Colorado River Aqueduct, together with the SWP allocation, will allow MWD to meet its water demand requirements in 1994.

      To the extent that continued legislation forces a reduction in the amount of water available from Northern California, the MWD and its various agencies will continue to intensify their efforts to secure contracts for water transfers and conjunctive use of local groundwater basins. Conservation and reclamation projects play an important part in MWD's integrated resource planning efforts.

      Overall groundwater conditions, in those water districts of the Company which pump groundwater, continue to maintain at adequate levels. The Company drilled six new wells during 1993.

      ACCOUNTING STANDARDS

      Effective January 1, 1994, the Company is subject to the reporting requirements contained in SFAS No. 112--Employers' Accounting for Post-employment Benefits. The Company has determined that, SFAS No. 112 does not apply since there are no benefits other than those properly accounted for under other reporting requirements.

      Effective January 1, 1994, the Company is subject to the reporting requirements contained in SFAS No. 115--Accounting for Certain Investments in Debt and Equity Securities. The Company has determined that it has no debt security investments that are held-to-maturity or any debt or equity security investments that are trading securities or available-for-sale securities, therefore, as of December 31, 1993, it will not be necessary to report any such investments under this reporting requirement.

BALANCE SHEETS

ASSETS

At December 31, (in thousands)                                        1993                  1992
====================================================================================================
      UTILITY PLANT, AT COST
      Water                                                      $ 341,438              $319,858
      Electric                                                      24,820                22,527
- ----------------------------------------------------------------------------------------------------
                                                                   366,258               342,385
      Less: Accumulated depreciation                               (84,808)              (77,874)
- ----------------------------------------------------------------------------------------------------
                                                                   281,450               264,511
      Construction work in progress                                 13,540                13,014
- ----------------------------------------------------------------------------------------------------
                                                                   294,990               277,525
- ----------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                         921                 1,114
- ----------------------------------------------------------------------------------------------------
CURRENT ASSETS
      Cash and cash equivalents                                      1,726                   442
      Accounts receivable--
         Customers, less reserves of
           $370 in 1993 and $333 in 1992                             6,815                 8,030
         Other                                                       1,520                 4,248
      Unbilled revenue                                               8,106                 6,523
      Materials and supplies, at average cost                        1,275                 1,279
      Supply cost balancing accounts                                 7,022                 3,224
      Prepayments                                                    6,787                 5,005
      Accumulated deferred income taxes--net                         1,279                 3,520
- ----------------------------------------------------------------------------------------------------
                                                                    34,530                32,271
- ----------------------------------------------------------------------------------------------------
DEFERRED CHARGES
      Regulatory tax-related asset                                  23,198                  ----
      Other                                                          4,894                 1,581
- ----------------------------------------------------------------------------------------------------
                                                                    28,092                 1,581
- ----------------------------------------------------------------------------------------------------
                                                                 $ 358,533              $312,491
====================================================================================================

The accompanying notes are an integral part of these financial statements.

CAPITALIZATION AND LIABILITIES

At December 31, (in thousands)                                        1993                  1992
====================================================================================================
CAPITALIZATION
      Common shareholders' equity                                 $116,463               $88,229
      Preferred Shares                                               1,600                 1,600
      Preferred Shares subject to mandatory
         redemption requirements                                       600                   640
      Long-term debt                                                84,286                84,195
- ----------------------------------------------------------------------------------------------------
                                                                   202,949               174,664
- ----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
      Notes payable to banks                                        12,000                14,668
      Long-term debt and Preferred Shares
         due within one year                                           417                 1,013
      Accounts payable                                               9,277                 6,739
      Taxes payable                                                  2,950                 5,990
      Rationing penalty reserve                                       ----                 5,015
      Accrued interest                                               1,178                 1,450
      Other                                                          6,846                 5,724
- ----------------------------------------------------------------------------------------------------
                                                                    32,668                40,599
- ----------------------------------------------------------------------------------------------------
OTHER CREDITS
      Advances for construction                                     55,295                56,458
      Contributions in aid of construction                          25,011                24,669
      Accumulated deferred income taxes--net                        34,969                10,625
      Regulatory tax-related liability                               2,389                  ----
      Unamortized investment tax credits                             3,664                 3,747
      Other                                                          1,588                 1,729
- ----------------------------------------------------------------------------------------------------
                                                                   122,916                97,228
- ----------------------------------------------------------------------------------------------------
                                                                  $358,533             $ 312,491
====================================================================================================


STATEMENTS OF CAPITALIZATION


At December 31, (in thousands)                                        1993                  1992
======================================================================================================
COMMON SHAREHOLDERS' EQUITY:
      Common Shares, $2.50 par value--
         Authorized 10,000,000 shares
         Outstanding 7,805,495 shares in 1993 and 6,642,926
           in 1992                                                 $19,514               $16,607
      Additional paid-in capital                                    54,179                32,234
      Earnings reinvested in the business                           42,770                39,388
- ------------------------------------------------------------------------------------------------------
                                                                   116,463                88,229
- ------------------------------------------------------------------------------------------------------
PREFERRED SHARES: $25 PAR VALUE
      Authorized 64,000 shares
         Outstanding 32,000 Shares, 4% Series                          800                   800
         Outstanding 32,000 shares, 4-1/4% Series                      800                   800
- ------------------------------------------------------------------------------------------------------
                                                                     1,600                 1,600
- ------------------------------------------------------------------------------------------------------
PREFERRED SHARES SUBJECT TO MANDATORY
REDEMPTION REQUIREMENTS: $25 PAR VALUE
         Authorized and outstanding 25,600 in 1993 and
         27,200 in 1992, 5% Series                                     640                   680
      Less: Preferred Shares to be redeemed within one year            (40)                  (40)
- ------------------------------------------------------------------------------------------------------
                                                                       600                   640
- ------------------------------------------------------------------------------------------------------
LONG TERM DEBT:
      First Mortgage Bonds:
         4-3/4% Series due 1995                                       ----                 2,220
         4.65% Series due 1995                                        ----                 2,220
         5.10% Series due 1996                                        ----                 2,250
         6.8% Series due 1997                                         ----                 2,805
         10% Series due 2004                                          ----                 2,656
         8.5% Series due 2007                                         ----                 2,750
      Other Long-term Debt:
         3.90% Notes due 1995                                        2,100                  ----
         4.16% Notes due 1995                                        2,100                  ----
         4.30% Notes due 1996                                        2,200                  ----
         8.75% Notes due 1996                                         ----                 9,500
         9.25% Notes due 2001                                         ----                 2,790
         5.82% Notes due 2003                                       12,500                  ----
         10.03% Notes due 2004                                        ----                 8,000
         10.10% Notes due 2009                                      10,000                10,000
         6.64% Notes due 2013                                        1,100                  ----
         6.80% Notes due 2013                                        2,000                  ----
         8.50% Fixed Rate Obligation due 2013                        2,179                 2,247
         Variable Rate Obligation due 2014                           6,000                 6,000
         10.375% Notes due 2016                                       ----                 3,264
         6.87% Notes due 2023                                        5,000                  ----
         7.00% Notes due 2023                                       10,000                  ----
         9.56% Notes due 2031                                       28,000                28,000
         Other                                                       1,484                   466
- ------------------------------------------------------------------------------------------------------
                                                                    84,663                85,168
      Less: Current maturities                                        (377)                 (973)
- ------------------------------------------------------------------------------------------------------
                                                                    84,286                84,195
- ------------------------------------------------------------------------------------------------------
                                                                 $ 202,949              $174,664
======================================================================================================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME


Years Ended December 31, (in thousands, except per share amounts)       1993         1992       1991
=====================================================================================================
OPERATING REVENUES
      Water                                                         $ 98,155     $ 90,625   $ 78,282
      Electric                                                        10,351       10,035     12,378
- -----------------------------------------------------------------------------------------------------
                                                                     108,506      100,660     90,660
- -----------------------------------------------------------------------------------------------------

OPERATING EXPENSES
      Water purchased                                                 29,375       22,591     18,126
      Power purchased for resale                                       3,282        2,422      1,484
      Power purchased for pumping                                      8,139        7,452      7,276
      Groundwater production assessment                                5,284        4,274      3,095
      Supply cost balancing accounts                                  (7,960)      (1,430)     4,454
      Other operating expenses                                        10,923       10,537      9,594
      Provision for State Water Project                                1,854         ----       ----
      Administrative and general expense                              13,509       11,995      9,315
      Depreciation                                                     7,398        6,526      6,027
      Maintenance                                                      6,450        5,091      5,147
      Taxes on income                                                  5,491        7,791      5,340
      Property and other taxes                                         4,711        4,313      3,977
- -----------------------------------------------------------------------------------------------------
                                                                      88,456       81,562     73,835
- -----------------------------------------------------------------------------------------------------
         Operating income                                             20,050       19,098     16,825
- -----------------------------------------------------------------------------------------------------

OTHER INCOME
      Net gain from sale of operating properties                        ----          849      5,463
      Provision for non-operating assets                                (943)        ----       ----
      Other--net                                                       1,297           85        658
- -----------------------------------------------------------------------------------------------------
                                                                         354          934      6,121
- -----------------------------------------------------------------------------------------------------
         Income before interest charges                               20,404       20,032     22,946
- -----------------------------------------------------------------------------------------------------

INTEREST CHARGES
      Interest on long-term debt                                       7,607        7,256      7,200
      Other interest and amortization of debt expense                    771          634        383
- -----------------------------------------------------------------------------------------------------
                                                                       8,378        7,890      7,583
- -----------------------------------------------------------------------------------------------------

NET INCOME                                                            12,026       12,142     15,363
      Dividends on Preferred Shares                                      100          102        104
- -----------------------------------------------------------------------------------------------------

EARNINGS AVAILABLE FOR COMMON SHAREHOLDERS                          $ 11,926     $ 12,040   $ 15,259
- -----------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE                                           $   1.66     $   1.82   $   2.34
- -----------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                   7,186        6,628      6,518
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY


                                                           Common Shares
                                                      -----------------------    Additional         Earnings
                                                         Number                    Paid-in       Reinvested in
                                                      of Shares        Amount      Capital        the Business
===============================================================================================================
Balances at December 31, 1990 (in thousands)              6,290     $  15,722     $ 28,566           $  26,853
Add:
      Issuances of Common Shares
         in conversion of $3,477,000 of 10.5%
           Convertible Subordinated Notes                   288           724        2,714
         under Dividend Reinvestment Plan                    30            73          397
      Net Income                                                                                        15,363
Deduct:
      Dividends on Preferred Shares                                                                       (104)
      Dividends on Common Shares--$1.10 per share                                                       (7,146)
- ---------------------------------------------------------------------------------------------------------------
Balances at December 31, 1991                             6,608     $  16,519     $ 31,677           $  34,966
Add:
      Issuances of Common Shares under
         Dividend Reinvestment & 401-k Plans                 34            88          557
      Net Income                                                                                        12,142
Deduct:
      Dividends on Preferred Shares                                                                       (102)
      Dividends on Common Shares--$1.15 per share                                                       (7,618)
- ---------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                             6,642     $  16,607     $ 32,234           $  39,388
Add:
      Issuances of Common Shares
         for Public Offering in July                      1,000         2,500       19,025
         for Public Offering in September                   107           268        2,142
         under Dividend Reinvestment
           & 401-k Plans                                     56           139          778
      Net Income                                                                                        12,026
Deduct:
      Dividends on Preferred Shares                                                                       (100)
      Dividends on Common Shares--$1.1875 per share                                                     (8,544)
- ---------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                             7,805     $  19,514     $ 54,179           $  42,770
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS


Years Ended December 31, (in thousands)                            1993         1992        1991
=================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Income                                               $ 12,026    $  12,142    $ 15,363
      Adjustments for non-cash items:
         Depreciation and amortization                            7,682        6,823       6,243
         Deferred income taxes and investment tax credits         5,693        1,977      (1,152)
         Gain on sale of properties                                ----       (1,418)     (8,259)
         Other--net                                                (830)        (876)     (2,480)
      Changes in Assets and Liabilities
         Customer receivables                                     1,215        1,884        (281)
         Supply cost balancing accounts                          (3,798)      (1,721)      4,276
         Rationing penalty reserve                               (5,015)         615       4,400
         Accounts payable                                         2,538        1,112      (4,796)
         Taxes payable                                           (3,040)      (2,611)      5,791
         Other--net, including reserves                            (309)      (1,998)     (1,276)
- -------------------------------------------------------------------------------------------------
                                                                 16,162       15,929      17,829
- -------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of Common Shares                                  24,852          646         471
      Issuance of long-term debt and lease obligations           38,143          358      28,000
      Debt issuance costs                                          (427)        ----        ----
      Receipt of advances for and
         contributions in aid of construction                     2,157        2,414       5,442
      Repayment of long-term debt and
         redemption of Preferred Shares                            (233)      (3,247)       (599)
      Early retirement of long-term debt                        (41,103)        ----      (6,235)
      Refunds on advances for construction                       (2,903)      (2,985)     (2,419)
      Net change in notes payable to banks                       (2,668)      14,668      (7,500)
      Common and Preferred dividends paid                        (8,651)      (7,754)     (7,267)
- --------------------------------------------------------------------------------------------------
                                                                  9,167        4,100       9,893
- --------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Construction expenditures                                 (22,248)     (23,048)     (24,164)

      Acquisition of water systems                               (1,797)        ----       (3,310)
      Proceeds from sale of properties                             ----        2,298            2
- --------------------------------------------------------------------------------------------------
                                                                (24,045)     (20,750)     (27,472)
- --------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              1,284         (721)         250
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        442        1,163          913
- --------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                         $  1,726    $     442     $  1,163
- --------------------------------------------------------------------------------------------------

TAXES AND INTEREST PAID:
      Income taxes paid                                        $  1,484    $  10,799     $  6,316
      Interest paid                                               8,354        7,458        7,489
- --------------------------------------------------------------------------------------------------

NON-CASH TRANSACTIONS:
      Property installed by developers and conveyed to Company $    818    $   3,119     $  1,398
      Capital leases                                              1,142        2,606         ----
      Conversion of 10.5% Convertible Subordinated Notes           ----         ----        3,477
==================================================================================================


The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

      NOTE 1:  SUMMARY OF SIGNIFICANT
               ACCOUNTING POLICIES

      The accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the California Public Utilities Commission
(CPUC).

      PROPERTY AND DEPRECIATION--The Company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges.

      Depreciation is computed on the straight-line, remaining-life basis. For the years 1993, 1992 and 1991, the aggregate provisions for depreciation approximated 2.47%, 2.39% and 2.40% of beginning of the year depreciable plant, respectively.

      Interest is generally not capitalized for financial reporting purposes as such procedure is generally not followed for ratemaking purposes.

      REVENUES--Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

      EARNINGS PER COMMON SHARE--Earnings per Common Share are based upon the weighted average number of Common Shares outstanding during each period and net income after deducting preferred dividend requirements. All per share amounts reflect the 2-for-1 stock split effective September 23, 1993.

      SUPPLY COST BALANCING ACCOUNTS--As permitted by the CPUC, the Company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs are recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are credited when such costs are recovered through rate adjustments.

      DEBT ISSUE EXPENSE AND REDEMPTION PREMIUMS--Original debt issue expenses are amortized over the lives of the respective issues. Premiums paid on the early redemption of debt which is reacquired through refunding are deferred and amortized over the life of the debt issued to finance the refunding. The redemption premium on debt reacquired without refunding is amortized over the remaining period the debt would have been outstanding.

      OTHER CREDITS--Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a forty year period.

      Contributions in aid of construction are similar to advances, but require no refunding and are amortized over the useful lives of the related property.

      CASH AND CASH EQUIVALENTS--For purposes of the Statements of Cash Flows, cash and cash equivalents include short-term cash investments with an original maturity of three months or less.

      FINANCIAL INSTRUMENT RISK--The Company does not carry any financial instruments with off-balance-sheet risk nor do its operations result in concentrations of credit risk.

      FAIR VALUE OF FINANCIAL INSTRUMENTS--The following methods and assumptions were used to estimate the fair value, as shown in the table below, of each class of financial instrument for which it is practicable to estimate that value:

      Cash and Cash Equivalents: The carrying amount.

      Accounts Receivable and Short-term Debt: Due to their short-term nature, the carrying amount.

      Long-term Debt: Rates available to the Company at December 31, 1993 and 1992 for debt with similar terms and remaining maturities were used to estimate the fair value of existing debt.

- ---------------------------------------------------------------------------------
                                              1993                   1992
                                     --------------------------------------------
                                     Carrying       Fair      Carrying      Fair
                                       amount      value        amount     value
- ---------------------------------------------------------------------------------
                                                     (in thousands)
Financial assets:
   Cash                               $ 1,726    $ 1,726       $   442   $   442
   Accounts receivable                 16,441     16,441        18,801    18,801
 Financing liabilities:
   Short-term debt                     12,000     12,000        14,668    14,668
   Long-term debt                      84,663     58,916        85,168    70,511
- ---------------------------------------------------------------------------------


      NOTE 2:  CAPITAL STOCK

      All of the series of Preferred Shares outstanding at December 31, 1993 are redeemable at the option of the Company. At December 31, 1993, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 41/4% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

      The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1993 is $40,000 each year.

      The Company sold 1,000,000 Common Shares in a public offering in July, 1993 and an additional

107,000 Common Shares in a follow-on offering in September, 1993.

      In September, 1993, at a Special Meeting of Shareholders, amendments to the Company's Restated Articles of Incorporation were approved to effect a 2-for-1 split of the Company's Common Shares. The stock split was effective for shareholders of record as of September 23, 1993 and the distribution of shares was made on October 5, 1993.

      During the three years ended December 31, 1993, the Company issued 47,828, 28,416 and 29,146 Common Shares under the Dividend Reinvestment Plan
(DRP). The Company issued 7,741 and 7,102 Common Shares under the 401-k Plan in 1993 and 1992, respectively.

      There are 109,454 and 92,259 Common Shares reserved for issuance under the DRP and the 401-k plan, respectively. Shares reserved for the 401-k are in relation to Company contributions under the 401-k and for investment purposes by participants in the 401-k plan.

      NOTE 3: COMMON SHARE DIVIDEND RESTRICTION

      As of December 31, 1993, under the most restrictive covenant in the Company's Articles of Incorporation and debt instruments, retained earnings of $28,021,000 were restricted as to the payment of cash dividends on Common Shares.

      NOTE 4: LONG-TERM DEBT

      During 1993, the Company issued a total of $37 million of unsecured Notes. These notes were used to redeem and refinance all of the Company's outstanding First Mortgage Bonds and certain high coupon debt prior to their maturity.

      With the redemption of all of the first Mortgage Bonds, the Company has closed the lien of record under which substantially all of its properties were subject and title to all property was conveyed to the Company.

      Leases and other similar financial arrangements are not material. The Company has posted an Irrevocable Letter of Credit in the amount of $1,183,219 as security for its self-insured workers' compensation plan which expires July 31, 1994. Management anticipates that the letter of credit will be renewed on expiration. The Company has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a Trustee with respect to the variable rate obligation due 2014 issued by the Three Valleys Municipal Water District. (TVMWD).

      The Company, during 1992, entered into a $2,247,000 fixed rate obligation due 2013 payable to the TVMWD for construction of a new reservoir necessary to serve one of the Company's operating districts.

      Annual maturities of all long-term debt amount to $377,000, $4,584,000, $2,591,000, $349,000 and $271,000 for each of the years ended December 31, 1994 through 1998, respectively.

      NOTE 5: COMPENSATING BALANCES AND BANK DEBT

      At December 31, 1993, the Company maintained lines of credit for short-term borrowings with three commercial banks. Loans can be obtained at the option of the Company and bear interest at rates based on floating prime borrowing rates or at money market rates. Compensating balances are maintained on one line of credit on an annual average but are not restricted as to withdrawal. Of the aggregate borrowing capacity of $27,068,000, $12,000,000 was outstanding at December 31, 1993.

      Short-term bank borrowing activities for the last three years are as follows:

- ---------------------------------------------------------------------
                                     1993          1992         1991
                                         (dollars in thousands)
- ---------------------------------------------------------------------
Balance Outstanding
 at December 31,                  $12,000        $14,668         ----
Interest Rate at December 31        3.76%          4.37%         ----
Average Amount Outstanding          9,862          3,916        4,208
Weighted Average Annual
   Interest Rate                    3.76%          4.23%        7.67%
Maximum Amount Outstanding         21,500         14,668       14,100
- ---------------------------------------------------------------------

      NOTE 6: TAXES ON INCOME

      The Company provides deferred income taxes for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions in aid of construction. Deferred Investment Tax Credits (ITC) are being amortized to other income ratably over the lives of the property giving rise to the credits.

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109--Accounting for Income Taxes. SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. The effect of the new standard was an increase in assets and liabilities of approximately $22 million, as of January 1, 1993, and $23 million, as of December

31, 1993, as the result of recording additional deferred taxes which were offset by the recording of a regulatory asset. The CPUC has consistently permitted the recovery of previously flowed-through tax benefits. Therefore, the Company believes that adoption of SFAS No. 109 will not have a significant impact on the Company's results of operations.

      The current and deferred components of income tax expense are as follows:

- ---------------------------------------------------------------------
December 31,                         1993          1992         1991
- ---------------------------------------------------------------------
                                             (in thousands)
Current:
   Federal                         (1,854)       $ 5,691      $ 8,621
   State                               80          1,836        1,863
- ---------------------------------------------------------------------
Total current tax expense          (1,774)         7,527       10,484
- ---------------------------------------------------------------------
Deferred--Federal and State
   Accelerated depreciation         2,819          2,473        2,013
   Balancing accounts                 505            571       (1,892)

   Excess use penalties             3,660            126       (1,905)

   Advances and contributions      (1,465)        (1,557)      (2,584)

   Gain on sales of operating
      properties                      (43)           526        3,181
   Gain on installment sale          ----           (695)        ----
   Privilege year franchise tax       142           (317)        (590)
   Other                             (160)          (232)          35
- ---------------------------------------------------------------------
Total deferred tax expense          5,458            895       (1,742)
- ---------------------------------------------------------------------
Total income tax expense            3,684          8,422        8,742
- ---------------------------------------------------------------------
Income taxes included in
   operating expenses               5,491          7,791        5,340
Income taxes included in other
   income and expense--net         (1,809)           631        3,402
- ---------------------------------------------------------------------
Total income tax expense          $ 3,684        $ 8,422      $ 8,742
- ---------------------------------------------------------------------

         Additional information regarding taxes on income is set forth in the following table:
- ---------------------------------------------------------------------

- ---------------------------------------------------------------------
December 31,                         1993           1992         1991
- ---------------------------------------------------------------------
                                              (in thousands)
Federal taxes on pre-tax income
   at statutory rates             $ 5,496        $ 6,992      $ 8,195
Increase (decrease) in taxes
   resulting from:
   State income tax expense           559          1,534        1,798
   Federal benefit of state taxes    (196)          (521)        (611)
   Adjustments to prior years'
      provisions                   (1,067)           650         ----

   Unamortized ITC                    (82)           (82)        (665)
   Payment of premium
      on redemption                  (984)            (3)         (80)
   Other--net                         (42)          (148)         105
- ---------------------------------------------------------------------
Total income tax expense          $ 3,684        $ 8,422      $ 8,742
- ---------------------------------------------------------------------
Pre-tax income                    $15,703        $20,565      $24,105
- ---------------------------------------------------------------------
Effective tax rate                  23.5%          41.0%        36.3%
- ---------------------------------------------------------------------


      On October 20, 1993, the Company and the Internal Revenue Service (IRS) reached a tentative settlement on the results of the IRS examination of years 1987, 1988 and 1989. Based on the settlement the Company remitted additional taxes in the amount of $438,000 out of assessments made by the IRS of almost $5,000,000. A final settlement agreement is expected to occur in early 1994.

      NOTE 7: EMPLOYEE BENEFIT PLANS

      The Company maintains a pension plan (the Plan) which provides eligible employees (those age 21 with one year of service) monthly benefits upon retirement based on average salaries and length of service. The normal retirement benefit is equal to 2% of the five highest consecutive years average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. There is also an early retirement option. Annual contributions are made to the Plan which comply with the funding requirements of the Employee Retirement Income Security Act.

      The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations for 1993 and 1992 were 7% and 8%, and 4% and 5%, respectively. The expected long-term rate of return on assets, which consist primarily of fixed income securities, was 7.5% for 1993 and 8% for 1992.

      The following tables set forth the pension plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1993 and 1992 and the components of net pension cost for 1993 and 1992.

- ---------------------------------------------------------------------
December 31,                                      1993          1992
- ---------------------------------------------------------------------
                                                    (in thousands)
Accumulated benefit obligation:
   Vested                                         16,744       13,656
   Nonvested                                       1,307        1,006
- ---------------------------------------------------------------------
Total                                             18,051       14,662
- ---------------------------------------------------------------------

Projected benefit obligation for
   service rendered to date                      (22,162)     (18,577)

Plan assets at fair value                         22,796       20,880

Unrecognized net loss/(gain) due to
   past experience different from
   assumptions made                                  723       (1,352)

Unrecognized net obligation at January 1,
   1986 being recognized over 15 years               409          468
Unrecognized prior service cost
   due to Plan amendments                            706          756
- ---------------------------------------------------------------------
   Accrued pension asset                          $2,472       $2,175
- ---------------------------------------------------------------------
Service cost benefits earned
   during the period                              $  795       $  708
Interest cost on projected benefit obligation      1,447        1,401
Return on Plan assets                             (1,912)      (1,535)
Net amortization and deferral                        345         (106)
- ---------------------------------------------------------------------
Net pension cost                                  $  675       $  468
- ---------------------------------------------------------------------

      The Company also provides health care benefits to 160 qualified retired employees and/or their spouses. These benefits are provided through an insurance company whose premiums were based on experience ratings and potential Medicare coverage.

      Effective January 1, 1993, the Company adopted SFAS No. 106, "Employer's Accounting for Post-retirement Benefits Other than Pensions." The transition obligation for benefits accumulated as a result of employees' past service to December 31, 1992 was $9,344,000 using an 8% discount rate and an 8% health care cost trend rate. A one percent (1%) increase in the anticipated health care cost trend assumption results in an estimated increase of $1.9 million in the accumulated post-retirement benefits obligation (APBO). The annual benefit cost accrual for 1993, including an amortization of the transition obligation over a 20 year period, was $1,873,000. Pursuant to a CPUC order regarding treatment of SFAS No. 106 liabilities, the Company has recorded an offseting regulatory asset. The Company has deferred any funding of its SFAS No. 106 liability pending the results of a detailed study of its existing and alternate post-retirement medical plans. Should the annual benefit accrual be reduced as a result of any plan changes, the regulatory asset will be correspondingly reduced. The Company is unable to predict what impact any national health care program will have on the Company's medical plans.

      The Company has a 401-k Investment Incentive Program (the 401-k) under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager.

      Company contributions to the 401-k are based upon a percentage of individual employee contributions and for 1993, 1992 and 1991, totalled $197,000, $167,000 and $121,000, respectively.

      NOTE 8: CONDEMNATIONS AND SALES OF OPERATING PROPERTIES

      On July 9, 1992, the Contra Costa Water District (CCWD) filed a condemnation action seeking to acquire the Company's Bay Point water district. The Company believed its position in this matter was improved following adoption of a new state law, known as the "Necessity Bill", which allows utilities to rebut the presumption that the property is being condemned for a more necessary purpose. After a hearing on this matter, the court issued its ruling which upheld CCWD's Resolution of Necessity. In recent elections, however, several prior members of CCWD's Board of Directors were replaced which might lead to abandonment of the condemnation action. The Company is unable at this time to predict the course of action yet to be pursued by CCWD, but, if necessary, intends to vigorously defend itself against any takeover attempts.

      On May 4, 1993, the Board of Supervisors of Contra Costa County adopted a resolution to acquire the Company's Madison Water Treatment Plant. On September 1, 1993, the Contra Costa County Highway Department took possession of the property. The Company is seeking recovery of just compensation but is currently unable to predict the outcome.

      Neither of these actions is expected to have a material adverse effect on the Company's financial condition.

      NOTE 9: DROUGHT RELATED ISSUES

      In October, 1991, the CPUC authorized water utilities, including the Company, to recover net revenue losses reflected in previously established drought memorandum accounts less an amount equal to a 20 basis point reduction in the most recently authorized return on equity to reflect a perceived lower risk due to the availability of the memorandum account mechanism. In 1993, the Company recorded the recoverability of $1,414,000 in net revenue losses and extraordinary conservation expenses relating to 1991 and 1992 pursuant to the CPUC decision.

      NOTE 10: CONTINGENCIES

      During 1993, the Company, on two separate occasions, requested that the CPUC authorize recovery of costs associated with participation in the construction of the Coastal Aqueduct extension of the State Water Project (the "Project"). The Project would provide additional water supplies to areas of San Luis Obispo and Santa Barbara Counties, including the Company's Santa Maria District. On both occasions, the CPUC denied the Company's request for recovery of costs on the terms contained in the Company's applications.

      Through December 31, 1993, the Company had incurred approximately $1.9 million in costs on the Project and, in addition, had deposited approximately $1.7 million against future costs of redesigning the Project, should the Company withdraw from participation in the Project. Any redesign costs associated with the Company's withdrawal from the Project would be borne by the Company although the state agency overseeing the construction has estimated that the actual redesign costs will be significantly lower than the amount deposited. The excess deposit will be refunded to the Company with interest.

      In light of the CPUC actions and the uncertainty of the Company's participation in the project, the Company has established reserves of approximately $1.9 million against its previously recorded investment in the Project and the estimated redesign costs.

      In June, 1993, the CPUC issued a decision which disallowed $1.6 million of the approximately $3.1 million cost of constructing a water treatment plant (the "Sonoma Facility") in the Company's Clearlake water district. The Company had transferred the disallowed portion of the Sonoma Facility's costs to non-utility assets with CPUC staff approval. Efforts continue to lease a portion of the capacity in the Sonoma Facility or, alternatively, the sale of treated water to nearby utilities. Discussions with these utilities have, to date, not produced any firm agreement. Therefore the Company has reserved against the $1.6 million associated with the non-utility portion of the Sonoma Facility.

      NOTE 11: CONSTRUCTION PROGRAM

      The Company's 1994 construction budget provides for expenditures of approximately $26,709,000. Management anticipates that $2,116,000 of the 1994 budgeted amount will be obtained from developers and others.

      NOTE 12: BUSINESS SEGMENTS

      The table below sets forth information relating to the Company's operating segments; however, the Company is a regulated public utility and such information does not reflect the ratemaking treatment allowed by the regulatory agency. In addition to amounts set forth, certain assets have not been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

      NOTE 13: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The quarterly financial information presented below is unaudited. The business of the Company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarterly periods do not reflect overall trends and changes in the Company's operations.


Business Segments

- ------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                  1993                         1992                        1991
- ------------------------------------------------------------------------------------------------------------------------
                                                                                  (in thousands)
                                             Water    Electric           Water     Electric          Water     Electric
- -------------------------------------------------------------------------------------------------------------------------
Operating revenues                       $  98,155    $ 10,351        $ 90,625     $ 10,035       $ 78,282     $ 12,378
Operating income before income taxes        23,192       2,349          24,193        2,696         19,553        2,612
Identifiable assets                        276,710      18,280         260,712       16,813        243,800       14,758
Depreciation expense                         6,715         683           5,894          632          5,468          559
Capital additions                           26,443       2,057          25,382        2,780         29,909        2,563
- -------------------------------------------------------------------------------------------------------------------------
Quarterly Financial Data
- -------------------------------------------------------------------------------------------------------------------------

Quarters Ended                                             March 31,          June 30,        Sept. 30,        Dec. 31,
                                                             1993             1993             1993             1993
- -------------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands, except per share amounts)
Operating revenues                                          $ 22,177         $ 28,614         $ 31,729         $ 25,986
Operating income                                               3,667            5,078            6,243            5,062
Net income                                                     1,542            2,988            4,339            3,157
Primary EPS                                                     0.23             0.44             0.57             0.42
- -------------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------------
Quarters Ended                                             March 31,          June 30,        Sept. 30,        Dec. 31,
                                                                1992             1992             1992             1992
- -------------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands, except per share amounts)
Operating revenues                                          $ 20,945         $ 24,142         $ 30,180         $ 25,390
Operating income                                               3,894            4,390            5,700            5,114
Net income                                                     1,925            2,452            3,793            3,972
Primary EPS                                                     0.29             0.36             0.57             0.59
- -------------------------------------------------------------------------------------------------------------------------


REPORT OF MANAGEMENT

      The financial statements contained in this annual report were prepared by the management of Southern California Water Company, which is responsible for their integrity and objectivity. The financial statements were prepared in accordance with generally accepted accounting principles and include, where necessary, amounts based upon management's best estimates and judgments. All other financial information in the annual report is consistent with the financial statements and is also the responsibility of management.

      The Company maintains systems of internal control which are designed to help safeguard the assets of the Company and provide reasonable assurance that accounting and financial records can be relied upon to generate accurate financial statements. These systems include the hiring and training of qualified personnel, appropriate segregation of duties, delegation of authority and an internal audit function which has reporting responsibility to the Audit Committee of the Board of Directors.

      The Audit Committee, composed of three outside directors, exercises oversight of management's discharge of its responsibilities regarding the systems of internal control and financial reporting. The committee periodically meets with management, the internal auditor and the independent accountants to review the work and findings of each. The committee also reviews the qualifications of and recommends to the Board of Directors a firm of independent accountants.

      The independent accountants, Arthur Andersen & Co., have performed an audit of the financial statements in accordance with generally accepted auditing standards. Their audit included a review of the Company's system of internal accounting control as a basis for establishing the nature, timing and scope of their work. The result of their work is expressed in their Report of Independent Public Accountants.




Floyd E. Wicks                               James B. Gallagher
President and Chief Executive Officer        Secretary, Treasurer and Chief
                                             Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the Shareholders and the Board of Directors of Southern California Water Company:

      We have audited the balance sheets and statements of capitalization of Southern California Water Company (a California corporation) as of December 31, 1993 and 1992 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern California Water Company as of December 31, 1993 and 1992 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

      As discussed in Notes 6 and 7 to the financial statements, and as required by generally accepted accounting principles, the Company changed its methods of accounting for income taxes and post-retirement benefits other than pensions in 1993.




Arthur Andersen & Co.
Los Angeles, California
February 15, 1994

STATISTICAL REVIEW FROM 1989 TO 1993



                                               1993       1992        1991       1990       1989
=================================================================================================
FINANCIAL INFORMATION (in thousands, except per share amounts)
      Revenues By Classification
         Residential and Commercial       $  86,918   $ 82,112   $  68,063  $  69,161   $ 67,404
         Industrial                           1,134      1,110       1,019      1,021      1,074
         Fire Service                         1,149      1,067         927        954        785
         Other                                8,954      6,336       8,273      5,150      4,909
           Total Water                       98,155     90,625      78,282     76,286     74,172

         Electric                            10,351     10,035      12,378     11,054     10,043
           Total operating revenues         108,506    100,660      90,660     87,340     84,215

      Net income                             12,026     12,142      15,363      8,907      8,730
      Earnings available for common
         shareholders                        11,925     12,040      15,259      8,801      8,622
      Earnings per Common Share                1.66       1.82        2.34       1.40       1.38
      Dividends declared per
         Common Share                          1.19       1.15        1.10       1.08       1.04

      Total assets                          358,533    312,491     293,444    268,028    254,346
      Total utility plant                   294,990    277,525     258,558    235,713    214,465
      Capital additions                      28,500     28,162      32,472     27,077     25,726
      Long-term debt                         84,621     84,195      82,634     67,246     67,767
      Preferred Shares--
         mandatory redemption                   600        640         680        720        760
      Investment Per Customer             $   1,480   $  1,388   $   1,297  $   1,213   $  1,125

OPERATIONAL INFORMATION
      Water Sold By Classification (MG)
         Residential and Commercial          48,033     47,541      44,528     51,696     51,841
         Industrial                             679        699         737        937        966
         Fire Service                            33         23          11         50         25
         Other                                4,019      3,890       3,807      4,511      4,635
           Total Water                       52,764     52,153      49,083     57,194     57,467

      Total Electric Sales (MWH)            106,234    105,346     101,923    103,376     97,583

      Customers By Classification
         Residential and Commercial         231,966    230,956     230,175    221,888    220,876
         Industrial                             322        330         347        376        385
         Fire Service                         2,877      2,846       2,779      2,610      2,562
         Other                                1,820      1,795       1,812      1,819      1,813
           Total Water                      236,985    235,927     235,113    226,693    225,636
         Electric                            20,131     20,039      19,780     19,559     19,215
           Total Company                    257,116    255,966     254,893    246,252    244,851

      Water Production By Source (MG)
         Purchased                           25,156     24,377      23,221     31,021     32,189
         Pumped-Electric                     32,056     30,406      28,640     28,923     29,733
         Pumped-Gas                             195        177         245        270        306
         Gravity and Surface                    658      1,249       1,046      1,255        361
           Total Supply                      58,066     56,209      53,153     61,469     62,589

      Miles of Main In Service                2,560      2,549       2,535      2,517      2,488
      Number of Employees                       486        445         422        410        388
=================================================================================================

MG = Millions of Gallons    MWH = Millions of Kilowatt Hours

ANNUAL MEETING

      The 1994 Annual Meeting of Shareholders will be held Tuesday, April 26, 1994 at 11:00 a.m. at The Sheraton Suites Fairplex, 601 West McKinley Avenue, Pomona, California 91768. Notice of meeting and proxy material will be mailed.

TRADING OF STOCK

      Common Shares of Southern California Water Company are traded on the New York Stock Exchange under the symbol SCW. Common Share prices and dividends for the last two years were:

=========================================================
                                              DIVIDENDS
PERIOD                       HIGH       LOW        PAID
- ---------------------------------------------------------
1993
First Quarter               21 3/4     19 5/8   $ 0.2875
Second Quarter              24         21 1/4     0.3000
Third Quarter               23 11/16   21 1/4     0.3000
Fourth Quarter              24 3/8     21 3/4     0.3000
- ---------------------------------------------------------
                                                $ 1.1875
=========================================================

=========================================================
                                              DIVIDENDS
PERIOD                       HIGH       LOW        PAID
- ---------------------------------------------------------
1992
First Quarter               17 3/4     16 1/2  $  0.2875
Second Quarter              17 7/8     16         0.2875
Third Quarter               20 5/8     17 1/8     0.2875
Fourth Quarter              20 3/8     18 5/8     0.2875
- ---------------------------------------------------------
                                                $ 1.1500
- ---------------------------------------------------------

All information adjusted to reflect 2-for-1 stock split.

SHAREHOLDER ASSISTANCE AND CORPORATE REPORTS.

      If you have any questions concerning your investment with Southern California Water Company or wish to obtain a copy of the Company's reports to the Securities and Exchange Commission, we will be pleased to assist you. Please submit your request to:

      James B. Gallagher
      Secretary, Treasurer and Chief Financial Officer
      Southern California Water Company
      630 East Foothill Boulevard o San Dimas, CA  91773
      (909) 394-3633

TRANSFER AGENT AND DIVIDEND PAYING AGENT

      For questions regarding dividend payments, change of address or other shareholder account matters, please contact:

      First Interstate Bank of California
      Stock Transfer Department
      P.O. Box 30609 o Los Angeles, CA  90030
      (800) 522-6645

DIVIDEND REINVESTMENT

      The Company has a Dividend Reinvestment Plan which is open to all holders of Company common shares. Dividends of participants are reinvested in common shares of the Company. The Plan also provides for receipt of optional cash payments for the purchase of additional common shares.

      For a copy of the Plan prospectus and an enrollment card, contact First Interstate Bank at the address shown above.

1993 DIVIDENDS

      Dividends on common and preferred shares are expected to be paid on:

      March 1    June 1    September 1     December 1

BOARD OF DIRECTORS

      William V. Caveney
      Chairman of the Board

      Floyd E. Wicks
      President, Chief Executive Officer

      Donald E. Brown
      Senior Vice President
      Kirkpatrick, Pettis, Smith, Polian, Inc.
      Omaha, Nebraska

      R. Bradbury Clark
      Attorney at Law; Retired
      Partner in the law firm of O'Melveny & Myers
      Los Angeles, California

      N.P. Dodge, Jr.
      President, N.P. Dodge Company
      Omaha, Nebraska

      William M. Kizer
      Chairman of the Board and
      Director of Central States Health & Life Company
      Omaha, Nebraska

ELECTED OFFICERS

      William V. Caveney
      Chairman of the Board

      Floyd E. Wicks
      President, Chief Executive Officer

      Joel A. Dickson
      Vice President--Regulatory Affairs and Utility
      Business Development

      Randell J. Vogel
      Vice President--Administration

      Thomas J. Bunosky
      Vice President--Operations

      James B. Gallagher
      Secretary, Treasurer and Chief Financial Officer

FIELD MANAGEMENT

      J. Leroy Barker
      Foothill Division

      Ronald E. Mullen
      Metropolitan Division

      John F. Redding
      Mountain/Desert Division

      Donald K. Saddoris
      Northern/Coastal Division

      Patrick R. Scanlon
      Orange County Division

COUNSEL

      O'Melveny & Myers
      400 South Hope Street
      Los Angeles, CA  90071-2899

AUDITORS

      Arthur Andersen & Co.
      633 West Fifth Street
      Los Angeles, CA  90071

                         Southern California Water Company 630
                          East Foothill Boulevard o San Dimas,
                                California  91773

                                   APPENDIX


Cover
- -----
A 3.5" by 5.5" picture of a barometer.

Page 1
- ------
Picture of a barometer.

Page 2
- ------
A 4" by 5.5" picture of W.V. Caveney, Chairman and Floyd E. Wicks, President, and Chief Executive Officer.

Page 5
- ------
A 2.5" by 3.5" picture of a barometer.

Page 8
- ------
A collage of various devices and tools used by water and electric utilities including an electric meter, a water meter, a pipe wrench, a lightning arrestor, a hard hat, 3 water specimen bottles, a hand held meter reading device, work glove, and several circular pressure charts.

Page 9
- ------
A collage displaying several Southern California Water Company common stock certificates, a plaque commemorating the 1991 issuance of $28,000,000 in Long-term Notes, and a medallion memorializing Southern California Water Company's (SCW) original listing on the New York Stock Exchange on June 17, 1993.

Page 10
- -------
A collage displaying various meter devices such as an electric meter, a water meter, and a hand held meter reading device.

Page 11
- -------
A collage displaying a hard hat, a pipe wrench, and work gloves.

Page 12
- -------
A graph displaying Dividends Per Share from 1989 through 1993. Southern California Water Company paid Dividends Per Share of $1.04 in 1989, $1.08 in 1990, $1.10 in 1991, $1.15 in 1992, and $1.19 in 1993. This graph is accompanied by another graph displaying the Company's Total Capitalization from 1989 through 1993. Southern California Water Company's Total Capitalization was $138,729,000 in 1989, $140,707,000 in 1990, $168,076,000 in 1991, $174,664,000
in 1992, and $202,949,000 in 1993.

Page 13
- -------
A graph displaying Total Utility Plant from 1989 through 1993. Southern California Water Company's Total Utility Plant was $214,465,000 in 1989, $235,713,000 in 1990, $258,558,000 in 1991, $277,525,000 in 1992, and
$294,990,000 in 1993. This graph is accompanied by another graph displaying the Company's Total Revenues from 1989 through 1993. Southern California Water Company's Total Revenues was $84,215,000 in 1989, $87,340,000 in 1990,
$90,660,000 in 1991, $100,600,000 in 1992, and $108,506,000 in 1993.


Page 14
- -------
A 3.5" by 2" inch picture of a barometer.


Page 15
- -------
A map of California is displayed upon this page. Highlighted on the map are the counties within which Southern California Water Company's Operating Districts are located.


Page 16
- -------
A collage displaying the various financial related resources used by our Company including several Southern California Water Company common stock certificates, a plaque commemorating the 1991 issuance of $28,000,000.00 in Long-term Notes, a medallion memorializing Southern California Water Company's
(SCW) original listing on the New York Stock Exchange on June 17, 1993, several compact disks, two reels of computer tape, and a personal computer keyboard.