Form 10-K405, Exhibit 13
SOUTHERN CALIFORNIA WATER CO
filed 1995-03-30
CIK 92116

                                                                      EXHIBIT 13

1994 Highlights

                                                                 Change 1994 vs. 1993
                                                               ------------------------
                                                                Increase
                                              1994       1993  (Decrease)      Percent
--------------------------------------------------------------------------------------
                                             (in thousands, except per share amounts)
Total Operating Revenues                  $122,675   $108,506    $14,169        13.06%
Total Operating Expenses                   103,745     88,456     15,289        17.28%
Operating Income                            18,930     20,050     (1,120)      (5.59)%
Other Income                                   236        354       (118)     (33.33)%
Interest Charges                             7,828      8,378       (550)      (6.56)%
Net Income                                  11,338     12,026       (688)      (5.72)%
Earnings Available for Common
  Shareholders                              11,240     11,926       (686)      (5.75)%
Earnings per Share from Operations Only       1.40       1.61      (0.21)     (13.04)%
Earnings per Common Share                     1.43       1.66      (0.23)     (13.86)%
Dividends Paid per Common Share               1.20       1.19       0.01         0.84%
Book Value per Common Share                  15.16      14.92       0.24         1.61%
Total Assets                               383,627    358,533     25,094         7.00%
Total Capitalization                      $214,013   $202,949    $11,064         5.45%
Average Shares Outstanding                   7,842      7,186        656         9.13%


                [TOTAL OPERATING REVENUES (IN THOUSANDS) CHART]

                [EARNINGS PER SHARE FROM OPERATIONS ONLY CHART]

                    [DIVIDENDS PAID PER COMMON SHARE CHART]


                                                          ANNUAL REPORT 1994  1

Management's Discussion and Analysis

The company is an investor-owned public utility subject to the jurisdiction of the California Public Utilities Commission (CPUC) as to its water and electric business and properties. The CPUC has broad powers of regulation over the company with respect to rates, service, facilities and various other matters.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1994 AND 1993
Earnings per common share of $1.43 in 1994 are 13.9% lower than the $1.66 per common share recorded for 1993. Earnings from operations only of $1.40 per share in 1994 are 13.0% lower than the $1.61 recorded in 1993. Non-operating income contributed $0.03 per share in 1994 as compared to $0.05 per share in 1993.

     Water operating revenues for 1994 increased by 14.2% over 1993 to $112.1 million principally due to the full effects of approximately $2.3 million in general rate increases effective during 1993 and the partial effects of $12 million in supply cost offset rate increases effective in March, 1994. Water sales volumes in 1994 increased by 7.5%.

     Electric operating revenues were 2.3% greater than 1993 as a result of a 3.8% increase in kilowatt-hour sales.

     Purchased water expense increased $1.4 million, 4.7%, from 1993 to 1994. This increase is a result of both a higher volume of water purchased as well as increased prices from the company's wholesale suppliers, the latest series of which were effective in July, 1994.

     Expense for power purchased for resale increased by approximately 44.0% to $4.7 million in 1994 and reflected the effects of approximately $1.6 million in additional refunds in 1993 received from the company's wholesale electric supplier which was partially offset by the 3.8% increase in electric sales volumes.

     As compared to 1993, the recorded expense for power purchased for pumping declined by 6.8% to $7.6 million in 1994 due chiefly to the effects of an increase in the amount of total water supplied which is derived from purchased sources.

     A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs resulting from approval by the CPUC in March, 1994 of rate increases to collect these under-recovered amounts.

     Other operating expenses in 1994 were $12.1 million or 11.2% higher than the $10.9 million recorded in 1993 due to a net increase in personnel involved in various operating and customer service functions.

     In 1993, the company established a reserve of approximately $1.9 million against previously incurred costs related to its participation in the Coastal Aqueduct extension of the State Water Project (the Project). The company established additional reserves of $263,000 in 1994 against retention rights associated with the Project. However, during 1994, the company reversed approximately $456,000 of its reserves in recognition of its participation in the Project at a level of 500 acre-feet. The company intends to pursue the sale of the remaining 2,500 acre-feet of its entitlement in the Project, which could result in a further reversal of the reserve. See Note 9 of the Notes to Financial Statements.

     Administrative and general expenses increased by approximately 5.4%, $728,000, in 1994. This increase reflects costs associated with increased levels of personnel performing regulatory, administrative and operational requirements as well as personnel-related expenses such as health insurance and pension expenses. In 1994, the company wrote off $435,000 of legal expenses associated with the settled condemnation action in the company's Bay Point district.

     Maintenance expense increased by 7.2% in 1994 to $6.9 million as a result of continuing work performed on the company's water pumping equipment, increased emphasis on hydrant maintenance and extensive main flushing and valve exercise programs.

     Depreciation expense increased $651,000 in 1994, which was 8.8% higher than 1993, primarily reflecting the effects of recording approximately $28 million in net plant additions during 1993, depreciation on which is fully reflected during 1994.

     Taxes on income of $8.9 million in 1994 increased by 61.4% over the $5.5 million recorded in 1993 as a result of higher pre-tax book income. Additionally, in 1994 the company booked adjustments for prior tax years of approximately $671,000. Tax expense in 1993 reflected the effects of a reversal of approximately $1.3 million in previously established tax reserves.

     Total interest expense decreased by 6.6% to $7.8 million in 1994 from $8.4 million in 1993


                                                          ANNUAL REPORT 1994  13
chiefly as a result of the company's refinancing, during the last quarter of 1993, of a substantial portion of its outstanding long-term debt at lower interest rates.

YEARS ENDED DECEMBER 31, 1993 AND 1992
Earnings per common share of $1.66 in 1993 were 8.8% lower than the $1.82 recorded during 1992. Earnings from operations of $1.61 per share in 1993, however, were only 4.2% lower than 1992 operating earnings of $1.68 per share. Non-operating income contributed $0.05 per share in 1993 compared to $0.14 per share in 1992.

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

     Electric operating revenues increased by 3.2% as a result of a 0.8% increase in kilowatt-hour sales between the two periods and a change in the mix of those sales during 1993 from industrial, which has a lower rate per kilowatt-hour, to commercial, which has a higher rate.

     Purchased water expense increased by 30.0% or $6.8 million in 1993, largely as a result of increases in purchased water rates. Continued water conservation, coupled with increased costs to supply, caused wholesale water rates in the State of California to increase significantly. In addition, the company purchased approximately 3.2% more imported water during 1993 as compared to 1992.

     Expenses for power purchased for resale increased by 35.5% to $3.3 million in 1993. This increase is primarily attributable to a 36.0% rate increase from Southern California Edison company, effective January 1, 1993. The costs of power purchased for pumping increased $600,000, 9.2%, primarily as a result of a 5.5% increase in the amount of water produced from pumped sources.

     Groundwater production assessments of $5.3 million, 23.6% higher in 1993 as compared to 1992, reflect general increases in pumping assessment rates as well as the increased amount of water produced from pumped sources.

     A credit for the provision for supply cost balancing accounts reflects an undercollection of water and electric energy supply costs. The credit in this category results from the higher supply costs as evidenced by increases in purchased water costs, power purchased for pumping and resale and groundwater production assessments.

     In 1993, the company established a reserve of approximately $1.9 million against previously incurred costs related to the Coastal Aqueduct extension of the State Water Project. See Note 9 of the Notes to Financial Statements.

     Administrative and general expenses increased by 12.6% primarily reflecting an increase in payroll and personnel-related costs due to the addition of 41 persons charging all or some of their time to this category as well as an average 4.0% increase in wages granted to employees during 1993. In 1992, the company recorded an additional reserve of $1.1 million for liability claims; no such additional reserve was necessary during 1993.

     Depreciation expense increased by 13.4% reflecting the effects of recording approximately $28 million in plant additions in 1992, depreciation on which is fully reflected during 1993.

     Maintenance expense of $6.5 million in 1993 increased by 26.7% caused by increased work performed on the company's water pumping equipment, main flushing programs and maintenance on the company's Bear Valley electric system during early 1993 resulting from abnormal weather.

     Taxes on income, down by 29.5%, $2.3 million, reflect both the reversal of approximately $1.3 million in previously established tax reserves and reduced pre-tax book income, which were partially offset by an increase in the corporate tax rate to 35% from 34% effective January 1, 1993.

     Total interest expense increased by 6.2% to $8.4 million in 1993 primarily as a result of increased short-term borrowing.


14  SOUTHERN CALIFORNIA WATER COMPANY

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The company funds the majority of its operating expenses, interest on its debt, sinking fund requirements and dividends through internal sources. However, the seasonal nature of the company's water and electric business occasionally necessitates that the company utilize its short-term borrowing capacity to finance current operations. The company relies on external sources, including advances and contributions from developers, to fund the majority of its capital expenditures program.

     The company relies on short-term bank borrowing to temporarily finance its construction expenditures. Bank borrowing is periodically repaid as internal sources of cash allow and is ultimately financed with equity or long-term debt. At December 31, 1994, the company had utilized $19,500,000 of its aggregate short-term borrowing capacity of $37,063,000. Of its total short-term borrowing capacity, $5,063,000 is also available to support letters of credit. It is anticipated that borrowing under the three bank lines of credit will increase during 1995.

     During 1994, the company issued the remaining $13 million available under its Medium Term Note Program. The net proceeds paid down a portion of the then-existing bank borrowings. The company anticipates selling additional long-term debt in 1995 to finance its construction requirements.

     The company anticipates that over the next five years it will be necessary to issue new debt and equity securities to repay bank borrowing and pay for capital expenditures. The timing, type and amount of future financing will reflect both the company's internal financial policies and external market conditions, all of which will be consistent with maintenance of the company's A/A2 debt ratings.

     The company settled all matters, with minimal financial impact, related to the condemnation of its Bay Point water system by the Contra Costa Water District. See Note 8 of the Notes to Financial Statements.

CONSTRUCTION PROGRAM
Net construction expenditures for 1995 are estimated at approximately $21.8 million. Capital expenditures for years after 1995 are expected to increase significantly. The company's capital expenditure program is not only affected by various Federal, state and local regulations but also by a number of operational factors including, among others, age of the system and customer growth.

     In the past, the CPUC has, through the regulatory process, approved the recovery of and return on prudently incurred construction expenditures. No assurance can be given, however, that the CPUC will grant all or any portion of the rate increases necessary to fully recover the company's capital investments.

REGULATORY MATTERS
Water and electric rates of the company vary among its operating districts due to differences in operating conditions, capital investment and costs. Each operating district is considered as a separate entity for rate-making purposes. The company continuously monitors its operations in each district so that applications for rate changes, when warranted and as permitted, may be filed on a district-by-district basis with the CPUC. Under the CPUC's practices, rates may be increased by three methods: general rate increases, offsets for certain supply cost increases and advice letter filings related to certain plant additions. General rate increases typically are for three year periods and include "step" increases in rates for the second and third years.

     A final decision on two matters related to the company's 1992 general rate increase was issued in June, 1994. A stipulated rate of return on common equity of 10.10% and a small increase in water rates applicable to the company's Bay Point water district were approved. The reduced return on common equity adversely affected both earnings and cash flow during 1994.

     In March, 1994, the CPUC authorized an annualized increase in the company's revenues of approximately $12 million to recover previously under-recovered supply costs, including purchased water, electric energy and groundwater production assessments. While these increased revenues do not affect earnings, they significantly increase the company's cash flow. In order to obtain this cash flow, however, the company was required to reduce base rates in two districts to reflect the lower authorized rate of return noted above. This resulted in an estimated decrease in 1994 earnings of 12 cents per share. Step and attrition year rate increases


                                                          ANNUAL REPORT 1994  15
authorized in previous general rate cases resulted in additional annualized revenues of approximately $1.6 million.

     The company filed applications with the CPUC in June, 1994 to increase rates by approximately $2.3 million to recover costs associated with implementation of certain recommendations made in a recently completed management audit. In September, 1994, the Commission staff issued its report on the company's application and recommended a $1.1 million increase in rates which was later amended to approximately $1.3 million. The staff also provided the opportunity for future recovery of the majority of requested amounts not currently authorized in rates. In December, 1994, the Administrative Law Judge issued a proposed decision recommending that the application be dismissed, without prejudice, and a further recommendation that the company seek the same or similar rate relief in general rate case applications. The company has filed additional comments on the proposed decision. A final decision on this application is anticipated by the first quarter of 1995. Should the CPUC adopt the proposed decision, it will not materially affect current results of operations.

     The company filed for general rate relief, including step and attrition year increases, in six of its water operating districts in January, 1995. However, the company does not anticipate significant rate relief from such filings until early 1996 and, consequently, earnings are expected to remain below those levels experienced in recent years. No assurance can be given that the CPUC will authorize any or all of the rate increases for which the company applied.

ENVIRONMENTAL MATTERS
The company is subject to regulations established by the United States Environmental Protection Agency (the "EPA") and administered by the California Department of Health Services regarding water quality issues. The Safe Drinking Water Act (the "SDWA") requires the EPA to set standards for contaminants and water treatment processes. To date, the company has not been significantly affected, from an operational standpoint, from contamination of its pumped water supplies and water purchased from its wholesale suppliers is generally delivered already treated. Anticipated amendments to the SDWA and/or interim regulations set by EPA may result in increased costs for testing and, where necessary, treatment of the company's groundwater supplies.

     The rate-making process has provided the company with recovery of these costs in the past and it is anticipated that costs associated with any new standards will also be recoverable although no assurance can be given that the CPUC will authorize such future recovery.

     There have been no material environmental matters affecting the company's Bear Valley Electric Service district.

WATER SUPPLY
The water supply outlook for the 1995 water year, which began on October 1, 1994, changed rapidly during January, 1995 as a series of storms swept across California. In the Northern Sierra, about 40 percent of an entire year's precipitation fell during the period of January 4-15, 1995 pushing the Northern Sierra index total from slightly below average to 164 percent of average. By January 24, additional storms had raised the seasonal index to over 180 percent of the average water year. The water content of the snows in the Northern and Central Sierra presently exceeds the average for April 1, the date of the normal season maximum. Storage in the state's major reservoirs increased from about 75 percent of average on December 31, 1994 to over 90 percent following the January storms.

     Overall groundwater conditions, in those water districts of the company which pump ground water, continue to maintain at adequate levels. In light of all of these conditions, it is not anticipated that the company will experience any water supply problems during 1995.

ACCOUNTING STANDARDS
Effective January 1, 1995, the company is subject to the reporting requirements contained in SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The company has no derivative financial instruments, financial instruments with off- balance sheet risk or financial instruments with concentrations of credit risk, therefore, this standard should have no impact on the company.


16  SOUTHERN CALIFORNIA WATER COMPANY

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

     The independent accountants, Arthur Andersen LLP, have performed an audit of the financial statements in accordance with generally accepted auditing standards. Their audit gave consideration to the company's system of internal accounting control as a basis for establishing the nature, timing and scope of their work. The result of their work is expressed in their Report of Independent Public Accountants.

[SIGNATURE]                               [SIGNATURE]
Floyd E. Wicks                            James B. Gallagher
President and Chief Executive Officer     Vice President-Finance,
                                          Chief Financial Officer and Secretary


Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Southern California Water
Company:

We have audited the balance sheets and statements of capitalization of Southern California Water Company (a California corporation) as of December 31, 1994 and 1993 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern California Water Company as of December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 6 and 7 to the financial statements, and as required by generally accepted accounting principles, the company changed its methods of accounting for income taxes and post-retirement benefits other than pensions in 1993.

                                                        [SIGNATURE:
                                                        ARTHUR ANDERSEN LLP]
                                                        Los Angeles, California
                                                        February 16, 1995


                                                          ANNUAL REPORT 1994  17

Balance Sheets


ASSETS

At December 31, (in thousands)                   1994           1993
====================================================================
UTILITY PLANT, AT COST
  Water                                      $356,666       $341,438
  Electric                                     26,642         24,820
--------------------------------------------------------------------
                                              383,308        366,258
  Less: Accumulated depreciation              (92,679)       (84,808)
--------------------------------------------------------------------
                                              290,629        281,450
  Construction work in progress                24,250         13,540
--------------------------------------------------------------------
    Net utility plant                         314,879        294,990
--------------------------------------------------------------------

OTHER PROPERTY AND INVESTMENTS                    921            921
--------------------------------------------------------------------

CURRENT ASSETS
  Cash and cash equivalents                     2,344          1,726
  Accounts receivable-
    Customers, less reserves of
    $419 in 1994 and $370 in 1993               8,889          6,815
    Other                                       2,015          1,520
  Unbilled revenue                              9,560          8,106
  Materials and supplies, at average cost       1,232          1,275
  Supply cost balancing accounts                7,008          7,022
  Prepayments                                   6,578          6,787
  Accumulated deferred income taxes-net         2,461          1,279
--------------------------------------------------------------------
    Total current assets                       40,087         34,530
--------------------------------------------------------------------

DEFERRED CHARGES
  Regulatory tax-related asset                 23,105         23,198
  Other                                         4,635          4,894
--------------------------------------------------------------------
    Total deferred charges                     27,740         28,092
--------------------------------------------------------------------
      TOTAL ASSETS                           $383,627       $358,533
====================================================================

The accompanying notes are an integral part of these financial statements.


18  SOUTHERN CALIFORNIA WATER COMPANY

CAPITALIZATION AND LIABILITIES


At December 31, (in thousands)                   1994           1993
====================================================================
CAPITALIZATION
  Common shareholders' equity                $118,962       $116,463
  Preferred Shares                              1,600          1,600
  Preferred Shares subject to mandatory
    redemption requirements                       560            600
  Long-term debt                               92,891         84,286
--------------------------------------------------------------------
    Total capitalization                      214,013        202,949
--------------------------------------------------------------------

CURRENT LIABILITIES
  Notes payable to banks                       19,500         12,000
  Long-term debt and Preferred Shares
    due within one year                         4,624            417
  Accounts payable                              8,448          9,277
  Taxes payable                                 5,635          2,950
  Accrued interest                              1,885          1,178
  Other                                         6,504          6,846
--------------------------------------------------------------------
    Total current liabilities                  46,596         32,668
--------------------------------------------------------------------

OTHER CREDITS
  Advances for construction                    54,503         55,295
  Contributions in aid of construction         25,567         25,011
  Accumulated deferred income taxes-net        36,252         34,969
  Regulatory tax-related liability              2,352          2,389
  Unamortized investment tax credits            3,582          3,664
  Other                                           762          1,588
--------------------------------------------------------------------
    Total other credits                       123,018        122,916
--------------------------------------------------------------------
      TOTAL CAPITALIZATION AND
        LIABILITIES                          $383,627       $358,533
====================================================================


                                                          ANNUAL REPORT 1994  19

Statements of Capitalization


At December 31, (in thousands)                    1994          1993
====================================================================
COMMON SHAREHOLDERS' EQUITY:
  Common Shares, $2.50 par value--
    Authorized 10,000,000 shares
    Outstanding 7,845,092 shares in 1994
      and 7,805,495 in 1993                  $  19,613     $  19,514
  Additional paid-in capital                    54,753        54,179
  Earnings reinvested in the business           44,596        42,770
--------------------------------------------------------------------
                                               118,962       116,463
--------------------------------------------------------------------

PREFERRED SHARES: $25 PAR VALUE
  Authorized 64,000 shares
    Outstanding 32,000 shares, 4% Series          800            800
    Outstanding 32,000 shares, 4 1/4%
      Series                                      800            800
--------------------------------------------------------------------
                                                1,600          1,600
--------------------------------------------------------------------

PREFERRED SHARES SUBJECT TO MANDATORY
REDEMPTION REQUIREMENTS: $25 PAR VALUE
  Authorized and outstanding 24,000
    shares in 1994 and 25,600 shares
    in 1993, 5% Series                            600            640
  Less: Preferred Shares to be redeemed
    within one year                               (40)           (40)
--------------------------------------------------------------------
                                                  560            600
--------------------------------------------------------------------

LONG TERM DEBT:
  3.90% Notes due 1995                          2,100          2,100
  4.16% Notes due 1995                          2,100          2,100
  4.30% Notes due 1996                          2,200          2,200
  6.40% Notes due 1996                         13,000             --
  5.82% Notes due 2003                         12,500         12,500
  10.10% Notes due 2009                        10,000         10,000
  6.64% Notes due 2013                          1,100          1,100
  6.80% Notes due 2013                          2,000          2,000
  8.50% Fixed Rate Obligation due 2013          2,130          2,179
  Variable Rate Obligation due 2014             6,000          6,000
  6.87% Notes due 2023                          5,000          5,000
  7.00% Notes due 2023                         10,000         10,000
  9.56% Notes due 2031                         28,000         28,000
  Other                                         1,345          1,484
--------------------------------------------------------------------
                                               97,475         84,663
  Less: Current maturities                     (4,584)          (377)
--------------------------------------------------------------------
                                               92,891         84,286
--------------------------------------------------------------------
      TOTAL CAPITALIZATION                   $214,013       $202,949
====================================================================

The accompanying notes are an integral part of these financial statements.


20  SOUTHERN CALIFORNIA WATER COMPANY

Statements of Income


Years Ended December 31,
(in thousands, except per share amounts)                       1994         1993         1992
=============================================================================================
OPERATING REVENUES
  Water                                                   $ 112,087    $  98,155    $  90,625
  Electric                                                   10,588       10,351       10,035
---------------------------------------------------------------------------------------------
    Total operating revenues                                122,675      108,506      100,660
---------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Water purchased                                            30,768       29,375       22,591
  Power purchased for resale                                  4,726        3,282        2,422
  Power purchased for pumping                                 7,584        8,139        7,452
  Groundwater production assessment                           5,457        5,284        4,274
  Supply cost balancing accounts                                500       (7,960)      (1,430)
  Other operating expense                                    12,148       10,923       10,537
  Provision for State Water Project                            (193)       1,854           --
  Administrative and general expense                         14,237       13,509       11,995
  Depreciation                                                8,049        7,398        6,526
  Maintenance                                                 6,916        6,450        5,091
  Taxes on income                                             8,865        5,491        7,791
  Property and other taxes                                    4,688        4,711        4,313
---------------------------------------------------------------------------------------------
    Total operating expenses                                103,745       88,456       81,562
---------------------------------------------------------------------------------------------
    Operating income                                         18,930       20,050       19,098
---------------------------------------------------------------------------------------------

OTHER INCOME
  Net gain from sale of operating properties                    313           --          849
  Provision for non-operating assets                             --         (943)          --
  Other-net                                                     (77)       1,297           85
---------------------------------------------------------------------------------------------
    Total other income                                          236          354          934
---------------------------------------------------------------------------------------------
    Income before interest charges                           19,166       20,404       20,032
---------------------------------------------------------------------------------------------

INTEREST CHARGES
  Interest on long-term debt                                  6,694        7,607        7,256
  Other interest and amortization of debt expense             1,134          771          634
---------------------------------------------------------------------------------------------
    Total interest charges                                    7,828        8,378        7,890
---------------------------------------------------------------------------------------------

NET INCOME                                                   11,338       12,026       12,142
Dividends on Preferred Shares                                    98          100          102
---------------------------------------------------------------------------------------------
EARNINGS AVAILABLE FOR COMMON SHAREHOLDERS                 $ 11,240     $ 11,926     $ 12,040
---------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE                                  $   1.43     $   1.66     $   1.82
---------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING          7,842        7,186        6,628
=============================================================================================

The accompanying notes are an integral part of these financial statements.


                                                          ANNUAL REPORT 1994  21

Statements of Changes in Common Shareholders' Equity

                                                        Common Shares
                                                   ---------------------  Additional       Earnings
                                                      Number                 Paid-in  Reinvested in
                                                   of Shares      Amount     Capital   the Business
===================================================================================================
Balances at December 31, 1991 (in thousands)           6,608     $16,519    $31,677         $34,966
Add:
  Issuances of Common Shares under
    Dividend Reinvestment & 401-k Plans                   34          88        557
  Net Income                                                                                 12,142
Deduct:
  Dividends on Preferred Shares                                                                (102)
  Dividends on Common Shares-$1.15 per share                                                 (7,618)
---------------------------------------------------------------------------------------------------
Balances at December 31, 1992                          6,642     $16,607    $32,234         $39,388
Add:
  Issuances of Common Shares
    for Public Offering in July                        1,000       2,500     19,025
    for Public Offering in September                     107         268      2,142
    under Dividend Reinvestment & 401-k Plans             56         139        778
  Net Income                                                                                 12,026
Deduct:
  Dividends on Preferred Shares                                                                (100)
  Dividends on Common Shares-$1.1875 per share                                               (8,544)
---------------------------------------------------------------------------------------------------
Balances at December 31, 1993                          7,805     $19,514    $54,179         $42,770
Add:
  Issuance of Common Shares for acquisition
    of water system                                       40          99        574
  Net Income                                                                                 11,338
Deduct:
  Dividends on Preferred Shares                                                                 (98)
  Dividends on Common Shares-$1.20 per share                                                 (9,414)
---------------------------------------------------------------------------------------------------
Balances at December 31, 1994                          7,845     $19,613    $54,753         $44,596
===================================================================================================

The accompanying notes are an integral part of these financial statements.


22  SOUTHERN CALIFORNIA WATER COMPANY

Statements of Cash Flows


Years Ended December 31, (in thousands)                           1994         1993         1992
================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                  $ 11,338     $ 12,026     $ 12,142
  Adjustments for non-cash items:
    Depreciation and amortization                                8,476        7,682        6,823
    Deferred income taxes and investment tax credits                75        5,693        1,977
    Gain on sale of properties                                    (532)          --       (1,418)
    Other-net                                                     (185)        (830)        (876)
  Changes in Assets and Liabilities
    Customer receivables                                        (2,074)       1,215        1,884
    Supply cost balancing accounts                                  14       (3,798)      (1,721)
    Rationing penalty reserve                                       --       (5,015)         615
    Accounts payable                                              (829)       2,538        1,112
    Taxes payable                                                2,685       (3,040)      (2,611)
    Other-net                                                   (1,393)        (309)      (1,998)
------------------------------------------------------------------------------------------------
      Net cash provided                                         17,575       16,162       15,929
------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Shares                                         --       24,852          646
  Issuance of long-term debt and lease obligations              13,000       38,143          358
  Debt issuance costs                                               --         (427)          --
  Receipt of advances for and contributions in aid
    of construction                                              2,335        2,157        2,414
  Repayment of long-term debt and
    redemption of Preferred Shares                                (228)        (233)      (3,247)
  Early retirement of long-term debt                                --      (41,103)          --
  Refunds on advances for construction                          (2,694)      (2,903)      (2,985)
  Net change in notes payable to banks                           7,500       (2,668)      14,668
  Common and Preferred dividends paid                           (9,496)      (8,651)      (7,754)
------------------------------------------------------------------------------------------------
      Net cash provided                                         10,417        9,167        4,100
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Construction expenditures                                    (28,620)     (22,248)     (23,048)
  Acquisition of water systems                                    (100)      (1,797)          --
  Proceeds from sale of properties                               1,346           --        2,298
------------------------------------------------------------------------------------------------
      Net cash used                                            (27,374)     (24,045)     (20,750)
------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               618        1,284         (721)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     1,726          442        1,163
------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                        $  2,344     $  1,726     $    442
------------------------------------------------------------------------------------------------

TAXES AND INTEREST PAID:
  Income taxes paid                                           $  6,261     $  1,484     $ 10,799
  Interest paid                                                  6,846        8,354        7,458
------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:
  Property installed by developers and conveyed to company    $    564     $    818     $  3,119
  Capital leases                                                    53        1,142        2,606
  Acquisition of water system for common shares                    673           --           --
================================================================================================

The accompanying notes are an integral part of these financial statements.


                                                          ANNUAL REPORT 1994  23

Notes to Financial Statements

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the California Public Utilities Commission.

     Property and Depreciation--The company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges.

     Depreciation is computed on the straight-line, remaining life basis. For the years 1994, 1993 and 1992, the aggregate provisions for depreciation approximated 2.50%, 2.47% and 2.39% of beginning of the year depreciable plant, respectively.

     Interest is generally not capitalized for financial reporting purposes as such procedure is generally not followed for rate-making purposes.

     Revenues--Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

     Earnings Per Common Share--Earnings per Common Share are based upon the weighted average number of Common Shares outstanding and net income after deducting preferred dividend requirements.

     Supply Cost Balancing Accounts--As permitted by the CPUC, the company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs are recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are credited when such costs are recovered through rate adjustments. The company accrues interest on its supply cost balancing accounts at the rate prevailing for 90-day commercial paper.

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

     Financial Instrument Risk--The company does not carry any financial instruments with off-balance sheet risk nor do its operations result in concentrations of credit risk.

     Fair Value of Financial Instruments--The following methods and assumptions were used to estimate the fair value, as shown in the table below, of each class of financial instrument for which it is practicable to estimate that value:

     Cash and Cash Equivalents, Accounts Receivable and Short-term Debt: The carrying amount.

     Long-term Debt: Rates available to the company at December 31, 1994 and 1993 for debt with similar terms and remaining maturities were used to estimate fair value. Changes in the assumptions will produce differing results.

===================================================================================
                                                   1994                 1993
                                           ----------------------------------------
                                           CARRYING       FAIR   Carrying      Fair
                                             AMOUNT      VALUE     amount     value
-----------------------------------------------------------------------------------
                                                         (in thousands)
Financial assets:
 Cash                                       $ 2,344   $  2,344    $ 1,726   $ 1,726
 Accounts receivable                         20,464     20,464     16,441    16,441
Financial liabilities:
 Short-term debt                             19,500     19,500     12,000    12,000
 Long-term debt                              97,475    100,146     84,663    58,916
-----------------------------------------------------------------------------------

24  SOUTHERN CALIFORNIA WATER COMPANY

NOTE 2:  CAPITAL STOCK

All of the series of Preferred Shares outstanding at December 31, 1994 are redeemable at the option of the company. At December 31, 1994, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4 1/4% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

     The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1994 is $40,000 each year.

     During the years ended December 31, 1993 and 1992, respectively, the company issued 47,828 and 28,416 Common Shares under the Dividend Reinvestment Plan (DRP). The company issued 7,741 and 7,102 Common Shares under the 401-k Plan in 1993 and 1992, respectively. The company purchased on the open market all shares under the DRP and the 401-k programs during the year ended December 31, 1994.

     There are 109,454 and 92,259 Common Shares reserved for issuance under the DRP and the 401-k Plan, respectively, at December 31, 1994. Shares reserved for the 401-k are in relation to company matching contributions and for investment purposes by participants.

NOTE 3:  COMMON SHARE DIVIDEND RESTRICTION

As of December 31, 1994, retained earnings of $28,712,000 were restricted as to the payment of cash dividends on Common Shares.

NOTE 4:  LONG-TERM DEBT

During 1994, the company issued a total of $13 million of unsecured Notes, the proceeds of which were used to pay down short-term bank borrowings. The company has no mortgage debt, and leases and other similar financial arrangements are not material.

     The company has posted an Irrevocable Letter of Credit, which expires July 31, 1995, in the amount of $605,300 as security for its self-insured workers' compensation plan. The company has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a trustee with respect to the variable rate obligation due 2014 issued by the Three Valleys Municipal Water District.

     Annual maturities of all long-term debt, including capitalized leases, amount to $4,572,700, $15,579,900, $338,600, $344,100 and $225,800 for each of the years ended December 31, 1995 through 1999, respectively.

NOTE 5:  COMPENSATING BALANCES AND BANK DEBT

At December 31, 1994, the company maintained lines of credit for short-term borrowings with three commercial banks with no compensating balances required. Loans can be obtained at the option of the company and bear interest at rates based on floating prime borrowing rates or at money market rates. Of the aggregate borrowing capacity of $37,063,000, $19,500,000 was outstanding at December 31, 1994.

     Short-term bank borrowing activities for the last three years are as follows:

===============================================================================
                                                 1994         1993         1992
-------------------------------------------------------------------------------
                                                    (dollars in thousands)
Balance Outstanding at December 31,           $19,500      $12,000      $14,668
Interest Rate at December 31,                    7.53%        3.76%        4.37%
Average Amount Outstanding                    $16,527       $9,862       $3,916
Weighted Average Annual Interest Rate            4.65%        3.76%        4.23%
Maximum Amount Outstanding                    $24,750      $21,500      $14,668
-------------------------------------------------------------------------------

NOTE 6:  TAXES ON INCOME

The company provides deferred income taxes for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions in aid of construction. Deferred investment tax credits are being amortized to other income ratably over the lives of the property giving rise to the credits.


                                                        ANNUAL REPORT 1994   25

     Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109-"Accounting for Income Taxes." The significant components of net deferred income tax liabilities were:

===============================================================================
DECEMBER 31,                                            1994               1993
-------------------------------------------------------------------------------
                                                            (in thousands)
Deferred tax assets:
  Balancing accounts                                $  1,234           $  1,240
  State tax effect                                     1,227                 39
-------------------------------------------------------------------------------
                                                       2,461              1,279
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                       (33,618)           (30,748)
  Advances and contributions                          13,761             14,014
  Property-related other                             (10,344)           (11,458)
  Other                                               (6,051)            (6,777)
-------------------------------------------------------------------------------
                                                     (36,252)           (34,969)
-------------------------------------------------------------------------------
Accumulated deferred income taxes--net              $(33,791)          $(33,690)
-------------------------------------------------------------------------------

     Because the CPUC has consistently permitted the recovery of previously flowed-through tax benefits, the company believes that adoption of SFAS No. 109 will not have a significant impact on its results of operations.

     The current and deferred components of income tax expense are as follows:

===============================================================================
DECEMBER 31,                                     1994         1993         1992
-------------------------------------------------------------------------------
                                                         (in thousands)
Current:
  Federal                                     $ 6,650     $ (1,854)     $ 5,691
  State                                         2,435           80        1,836
-------------------------------------------------------------------------------
Total current tax expense                       9,085       (1,774)       7,527
-------------------------------------------------------------------------------
Deferred--Federal and State:
  Accelerated depreciation                      3,087        2,819        2,473
  Balancing accounts                               (6)         505          571
  State Water Project                            (116)       3,660          126
  Advances and contributions                   (1,204)      (1,465)      (1,557)
  Gain on sales of operating properties           (41)         (43)         526
  Gain on installment sale                         --           --         (695)
  Privilege year franchise tax                 (1,085)         142         (317)
  Other                                          (435)        (160)        (232)
-------------------------------------------------------------------------------
Total deferred tax expense                        200        5,458          895
-------------------------------------------------------------------------------
Total income tax expense                      $ 9,285      $ 3,684      $ 8,422
-------------------------------------------------------------------------------
Income taxes included in operating expenses   $ 8,865      $ 5,491      $ 7,791
Income taxes included in other
  income and expense--net                         420       (1,807)         631
-------------------------------------------------------------------------------
Total income tax expense                      $ 9,285      $ 3,684      $ 8,422
-------------------------------------------------------------------------------

     Additional information regarding taxes on income is set forth in the following table:


===============================================================================
DECEMBER 31,                                     1994         1993         1992
-------------------------------------------------------------------------------
                                                         (in thousands)
Federal taxes on pre-tax income
  at statutory rates                          $ 7,217      $ 5,496      $ 6,992
Increase (decrease) in taxes resulting from:
  State income tax expense                      2,022          559        1,534
  Federal benefit of state taxes                 (708)        (196)        (521)
  Adjustments for prior years' items              342       (1,067)         650
  Payment of premium on redemption                 --         (984)          (3)
  Other-net                                       412         (124)        (230)
-------------------------------------------------------------------------------
Total income tax expense                      $ 9,285      $ 3,684      $ 8,422
-------------------------------------------------------------------------------
Pre-tax income                                $20,620      $15,703      $20,565
-------------------------------------------------------------------------------
Effective tax rate                               45.0%        23.5%        41.0%
-------------------------------------------------------------------------------

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

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations for 1994 and 1993 were 7.5% and 4% and 7% and 4%, respectively. The expected long-term rate of return on assets, which consist primarily of fixed income securities, was 8% for 1994 and 1993.

     The following table sets forth the Plan's funded status and amounts recognized in the company's balance sheets at December 31, 1994 and 1993 and the components of net pension cost for 1994 and 1993.


26  SOUTHERN CALIFORNIA WATER COMPANY

DECEMBER 31,                                            1994               1993
===============================================================================
                                                            (in thousands)
Accumulated benefit obligation:
  Vested                                            $ 18,225           $ 16,744
  Nonvested                                            1,523              1,307
-------------------------------------------------------------------------------
Total                                                $19,748           $ 18,051
-------------------------------------------------------------------------------
Projected benefit obligation for
  service rendered to date                          $(24,419)          $(22,162)
Plan assets at fair value                             22,157             22,796
Unrecognized net loss/(gain) due to past
  experience different from assumptions made           3,763                723
Unrecognized net obligation at January 1,
  1986 being recognized over 15 years                    342                409
Unrecognized prior service cost
  due to Plan amendments                                 577                706
-------------------------------------------------------------------------------
  Accrued pension asset                             $  2,420           $  2,472
-------------------------------------------------------------------------------
Service cost benefits earned during the period      $  1,019           $    795
Interest cost on projected benefit obligation          1,623              1,447
Return on Plan assets                                    785             (1,912)
Net amortization and deferral                         (2,506)               345
-------------------------------------------------------------------------------
Net pension cost                                    $    921           $    675
===============================================================================

     The company also provides all active employees medical, dental and vision care benefits through a medical insurance plan. Eligible employees who retired prior to age 65, and/or their spouses, were able to retain the benefits under the active plan until reaching age 65. Upon reaching age 65, and for those employees retiring at or after age 65, and/or their spouses, continued coverage was provided through a medicare supplement insurance policy paid for by the company.

     Effective January 1, 1993, the company adopted the provisions of SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." As a result, the company has amended the retiree medical plan substantially reducing benefits for those current employees retiring after September 30, 1995. No such benefits will be available to employees hired on or after February 1, 1995.

     The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions to a separately trusteed fund. The company is presently evaluating available funding vehicles. SFAS No. 106 cost deferrals as of December 31, 1994 amounted to $1,000,000. SFAS No. 106 costs for 1993 and 1994 were estimated at $500,000 per year, based upon the actuarially determined cost level under the amended plan for 1995 of approximately $600,000. This amount was determined using a 7.5% discount rate and a sliding scale for assumed health care cost increases starting at 12%, declining 1% per year for six years and then remaining at 6% per year thereafter. The transition obligation is being amortized over 20 years. The accumulated benefit obligation as of December, 31, 1994, giving effect to the amendment to the plan, was $5,078,000.

     A 1% increase in the health care cost trend would result in increases in the postretirement cost and the accumulated benefit obligation of $49,000 and $656,000, respectively.

     Due to the amendments to the company's plan as described above, it is estimated that substantially all of the SFAS No. 106 costs will be currently recoverable in rates.

     The company has a 401-k Investment Incentive Program (the 401-k) under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager.

     Company contributions to the 401-k are based upon a percentage of individual employee contributions and for 1994, 1993 and 1992, totalled $222,000, $197,000 and $167,000, respectively.

NOTE 8:  CONDEMNATIONS AND SALES OF OPERATING PROPERTIES

The company and Contra Costa Water District (CCWD) have entered into a settlement agreement concerning CCWD's condemnation, initiated in July, 1992, of the company's Bay Point water district. Under the terms of the settlement, the company will continue to own and operate the Bay Point system. The company is responsible for reimbursing CCWD for additional facilities to provide for a long-term supplemental source of treated water supply for the company's system. The estimated cost of the company's portion of these facilities, based upon the company's current capacity needs, is approximately $2.6 million. One-half, or $1.3 million, was paid in September, 1994 with the balance payable in 84 monthly installments following completion of the facilities, estimated to be in 1996. The terms of the agreement are subject to approval by the CPUC, which approval is not expected before mid-1995.


                                                          ANNUAL REPORT 1994  27

     On March 8, 1994, the company and Contra Costa County reached a settlement of issues related to their acquisition of the company's Madison Treatment Plant. The company has received the settlement of $2.3 million, which includes remuneration for the value of the real property taken and reimbursement for treated water purchased from the City of Pittsburg. In addition, the County agreed to pay nearly $1 million for relocation of certain pipelines owned by the company.

NOTE 9: CONTINGENCIES

During 1993, the company, on two separate occasions, requested that the CPUC authorize recovery of costs associated with participation in the construction of the Coastal Aqueduct extension of the State Water Project (the Project). The CPUC denied both requests for recovery of costs on the terms contained in the company's applications.

     The company has now signed a Water Supply Agreement to participate in the Project at a level of the 500 acre-feet. The company's investment to date for this level of participation is $935,000 and is included in net utility plant. The company anticipates filing a request with the CPUC to include these and future costs associated with this level of participation in rates pursuant to normal regulatory procedures. The company still maintains reserves of $1.8 million related to its remaining 2,500 acre-feet of entitlement, which it anticipates selling during 1995.

NOTE 10: CONSTRUCTION PROGRAM

The company's 1995 construction budget provides for expenditures of approximately $24,251,000. Management anticipates that $2,467,000 of the 1995 budgeted amount will be obtained from developers and others.

NOTE 11: BUSINESS SEGMENTS

The table below sets forth information relating to the company's operating segments; however, the company is a regulated public utility and such information does not reflect the ratemaking treatment allowed by the regulatory agency. In addition to amounts set forth, certain assets have not been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

NOTE 12:  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial information presented below is unaudited. The business of the company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarterly periods do not reflect overall trends and changes in the company's operations.

BUSINESS SEGMENTS
========================================================================================================
YEARS ENDED DECEMBER 31,                               1994                   1993                  1992
--------------------------------------------------------------------------------------------------------
                                                                   (in thousands)
                                          WATER    ELECTRIC       Water   Electric       Water  Electric
--------------------------------------------------------------------------------------------------------
Operating revenues                      $112,087    $10,588     $98,155    $10,351     $90,625   $10,035
Operating income before income taxes      25,858      1,936      23,192      2,349      24,193     2,696
Identifiable assets                      294,343     20,536     276,710     18,280     260,712    16,813
Depreciation expense                       7,308        741       6,715        683       5,894       632
Capital additions                         27,878      3,057      26,443      2,057      25,382     2,780
--------------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA
========================================================================================================
                                                      March 31,      June 30,     Sept. 30,     Dec. 31,
QUARTERS ENDED                                             1994          1994          1994         1994
--------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share amounts)
Operating revenues                                      $24,181       $30,494       $38,686      $29,314
Operating income                                          2,895         4,263         6,877        4,895
Net income                                                1,166         2,327         5,208        2,637
Primary EPS                                                0.15          0.29          0.66         0.33
--------------------------------------------------------------------------------------------------------

========================================================================================================
                                                      March 31,      June 30,     Sept. 30,     Dec. 31,
QUARTERS ENDED                                             1993          1993          1993         1993
--------------------------------------------------------------------------------------------------------
                                                             (in thousands, except per share amounts)
Operating revenues                                      $22,177       $28,614       $31,729      $25,986
Operating income                                          3,667         5,078         6,243        5,062
Net income                                                1,542         2,988         4,339        3,157
Primary EPS                                                0.23          0.44          0.57         0.42
--------------------------------------------------------------------------------------------------------


28   SOUTHERN CALIFORNIA WATER COMPANY

STATISTICAL REVIEW FROM 1990 TO 1994

                                                   1994        1993        1992         1991       1990
=======================================================================================================
FINANCIAL INFORMATION
(in thousands, except per share amounts)
  Revenues By Classification
    Residential and Commercial                 $100,796    $ 86,918    $ 82,112     $ 68,063   $ 69,161
    Industrial                                    1,459       1,134       1,110        1,019      1,021
    Fire Service                                  1,181       1,149       1,067          927        954
    Other                                         8,651       8,954       6,336        8,273      5,150
      Total Water                               112,087      98,155      90,625       78,282     76,286
    Electric                                     10,588      10,351      10,035       12,378     11,054
      Total operating revenues                  122,675     108,506     100,660       90,660     87,340
  Net income                                     11,338      12,026      12,142       15,363      8,907
  Earnings available for common shareholders     11,240      11,925      12,040       15,259      8,801
  Earnings per Common Share                        1.43        1.66        1.82         2.34       1.41
  Dividends declared per Common Share              1.20        1.19        1.15         1.10       1.08
  Total assets                                  383,627     358,533     312,491      293,444    268,028
  Net utility plant                             314,879     294,990     277,525      258,558    235,713
  Capital additions                              30,935      28,500      28,162       32,472     27,077
  Long-term debt                                 92,891      84,621      84,195       82,634     67,246
  Preferred Shares -- mandatory redemption          560         600         640          680        720
  Investment per customer                      $  1,578    $  1,480     $ 1,388     $  1,297   $  1,213

OPERATIONAL INFORMATION
  Water Sold By Classification (MG)
    Residential and Commercial                   51,084      48,033      47,541       44,528     51,696
    Industrial                                      818         679         699          737        937
    Fire Service                                    308          33          23           11         50
    Other                                         4,537       4,019       3,890        3,807      4,511
      Total Water                                56,747      52,764      52,153       49,083     57,194
  Total Electric Sales (MWH)                    110,234     106,234     105,346      101,923    103,376
  Customers By Classification
    Residential and Commercial                  232,879     231,966     230,956      230,175    221,888
    Industrial                                      323         322         330          347        376
    Fire Service                                  2,896       2,877       2,846        2,779      2,610
    Other                                         1,807       1,820       1,795        1,812      1,819
      Total Water                               237,905     236,985     235,927      235,113    226,693
    Electric                                     20,331      20,131      20,039       19,780     19,559
      Total Company                             258,236     257,116     255,966      254,893    246,252
  Water Production By Source (MG)
    Purchased                                    25,940      25,156      24,377       23,221     31,021
    Pumped-Electric                              33,337      32,056      30,406       28,640     28,923
    Pumped-Gas                                      198         195         177          245        270
    Gravity and Surface                             967         658       1,249        1,046      1,255
      Total Supply                               60,442      58,065      56,209       53,152     61,469
  Miles of Main In Service                        2,567       2,560       2,549        2,535      2,517
  Number of Employees                               467         486         445          422        410
=======================================================================================================

MG = Millions of Gallons    MWH = Mega-Watt Hours

                                                         ANNUAL REPORT 1994   29

ANNUAL MEETING

The 1995 Annual Meeting of Shareholders will be held Tuesday, April 25, 1995 at 11:00 a.m. at Industry Hills Sheraton, One Industry Hills Parkway, City of Industry, California. Notice of meeting and proxy material will be mailed.

TRADING OF STOCK

Common Shares of Southern California Water Company are traded on the New York Stock Exchange under the symbol SCW. Common Share prices and dividends for the last two years were:


===============================================================================
                                                                      DIVIDENDS
PERIOD                              HIGH            LOW                    PAID
-------------------------------------------------------------------------------
1994
First Quarter                       22              17 1/4              $0.3000
Second Quarter                      20 3/4          18 1/8               0.3000
Third Quarter                       18 7/8          16                   0.3000
Fourth Quarter                      17 5/8          15 1/4               0.3000
-------------------------------------------------------------------------------
                                                                        $1.2000
===============================================================================
                                                                      DIVIDENDS
PERIOD                              HIGH            LOW                    PAID
-------------------------------------------------------------------------------
1993
First Quarter                       2 13/4          19 5/8              $0.2875
Second Quarter                      24              21 1/4               0.3000
Third Quarter                       23 11/16        21 1/4               0.3000
Fourth Quarter                      24 3/8          21 3/4               0.3000
-------------------------------------------------------------------------------
                                                                        $1.1875
-------------------------------------------------------------------------------

                        All information adjusted to reflect 2-for-1 stock split.

     COUNSEL
     O'Melveny & Myers
     400 South Hope Street
     Los Angeles, CA  90071-2899

     AUDITORS
     Arthur Andersen LLP
     633 West Fifth Street
     Los Angeles, CA  90071

SHAREHOLDER ASSISTANCE AND CORPORATE REPORTS

If you have any questions concerning your investment with Southern California Water Company or wish to obtain a copy of the company's reports to the Securities and Exchange Commission, we will be pleased to assist you. Please submit your request to:

     James B. Gallagher
     Vice President-Finance, CFO and Secretary
     Southern California Water Company
     630 East Foothill Boulevard
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

1995 DIVIDENDS

Dividends on common and preferred shares are expected to be paid on:
     March 1      June 1      September 1      December 1


30   SOUTHERN CALIFORNIA WATER COMPANY