Form 10-K, Exhibit 13
period 1995-12-31
SOUTHERN CALIFORNIA WATER CO
filed 1996-03-19
CIK 92116

                                                                    EXHIBIT 13

                           1995 Financial Highlights
           --------------------------------------------------------

                                                    For the years ended December 31,
                                                    --------------------------------
                                                                                  Increase
(in thousands, except per share amounts)                1995           1994      (Decrease)       Percent
---------------------------------------------------------------------------------------------------------
Total Operating Revenues                            $129,813       $122,675         $ 7,138        5.82%

Total Operating Expenses                             108,425        103,745           4,680        4.51%

Operating Income                                      21,388         18,930           2,458       12.98%

Other Income                                             336            236             100       42.37%

Interest Charges                                       9,559          7,828           1,731       22.11%

Net Income                                            12,165         11,338             827        7.29%

Earnings Available for Common Shareholders            12,069         11,240             829        7.38%

Earnings per Share from Operations Only                 1.50          1.40             0.10        7.14%

Earnings per Common Share                               1.54          1.43             0.11        7.69%

Dividends Paid per Common Share                         1.21          1.20             0.01        0.42%

Book Value per Common Share                            15.50          15.16            0.34        2.24%

Total Assets                                         406,255        383,627          22,628        5.90%

Total Capitalization                                $231,151       $214,013         $17,138        8.01%

Average Shares Outstanding                             7,845          7,842               3        0.04%




                                      one
                                      ---

                      Management's Discussion and Analysis
           --------------------------------------------------------

Southern California Water Company is an investor-owned public utility engaged principally in the purchase, production, distribution and sale of water. The company also distributes electricity in one community. The company is subject to the jurisdiction of the California Public Utilities Commission (CPUC) as to its water and electric business and properties. The CPUC has broad powers of regulation over the company with respect to rates, service, facilities and various other matters.

                             Results of Operations
                             ---------------------
                     Years Ended December 31, 1995 and 1994

Earnings per common share in 1995 increased by 7.7% to $1.54 from the $1.43 reported in 1994. Earnings from utility operations only were $1.50 in 1995 as compared to $1.40 reported in 1994, an increase of 7.1%. Other income contributed $0.04 per share in 1995 compared to $0.03 per share in 1994. Water operating revenues increased by 6.1% to $118.9 million in 1995 from the $112.1 million reported in 1994 due to the impact of general, step, attrition and offset rate increases which went into effect throughout 1994 and 1995. Water sales volumes in 1995 decreased by 2.6% as compared to 1994.

         Electric operating revenues of $10.9 million were 2.9% greater in 1995 as compared to last year as a result of a 1.2% increase in kilowatt-hour sales and a slight shift in sales volumes from industrial customers in favor of residential and commercial customers, who have a higher unit rate.

         Purchased water costs increased by 6.0% to $32.6 million in 1995 as a result of increased prices from the company's wholesale water suppliers which went into effect in July, 1995. These price increases were partially offset by a 6.1% decrease in purchased water volumes.

         Costs of power purchased for resale increased by 10.3% to $5.2 million, reflecting the slight increase in kilowatt-hour sales and the effect of refunds received from the company's wholesale electric supplier in 1994, for which there are no counterparts in 1995.

         In 1995, costs of power purchased for pumping increased by approximately 5.0% to $8.0 million as a result of the increased proportion of total water supplied that was derived from pumped sources.

         Groundwater production assessments increased to $6.1 million in 1995, an increase of 12.5% from the $5.5 million reported in 1994. The increase reflects both higher assessment rates, the latest of which was effective in July, 1995, as well as increased volumes of pumped water in the company's resource mix.

         A negative entry for the provision for supply cost balancing accounts reflects an under-collection of water and electric supply costs. The credit in this category primarily reflects higher purchased water costs and groundwater production assessments which have not yet been collected through rates.

         Other operating expenses increased by 9.9% to approximately $13.4 million in 1995. The increase is primarily due to a $450,000 increase in the reserve for uncollectible accounts and approximately $555,000 incurred in an extensive water main flushing program in the Southwest customer service area of Region II.

         In 1994, the company established additional reserves of $263,000 against retention rights associated with its participation in the Coastal Aqueduct Extension of the State Water Project (the Project) which was offset by a reversal of approximately $456,000 in recognition of the company's participation in the Project at a level of 500 acre-feet. In 1995, the company reversed an additional $639,000 in recognition of the sale of its remaining 2,500 acre-foot entitlement to the Goleta Water District.

         Administrative and general expense increased by 19.6% to $17 million in 1995 compared to $14.2 million in 1994. The increase in expense reflects additional costs associated with pension and 401-k plan contributions, personnel training and relocation expenses, rent for new and remodeled office space and travel and communication expenses. In addition, this category was affected by an increase in the amount of labor expense being charged to this category.

         Depreciation expense increased by 5.4% to $8.5 million in 1995 reflecting, among other things, the effects of recording approximately $22 million in net plant additions during 1994, depreciation on which began in 1995.

         Maintenance expense decreased by 16.8% in 1995 compared to 1994, primarily as a result of work performed in 1994 on the company's water pumping equipment, emphasis on hydrant maintenance and extensive main flushing and valve exercise programs for which there is no direct counterpart in 1995.

         Other income increased by 42.4% in 1995 due principally to an increase of $132,000 in billings to the city of Folsom for the lease of a portion of the company's water rights in the American River.

         Interest expense in 1995 was approximately $9.6 million. The 22.1% increase from 1994 is due to both additional long-term debt and short-term bank borrowing utilized to finance the company's capital improvement program.

                     Years Ended December 31, 1994 and 1993

Earnings per common share of $1.43 in 1994 were 13.9% lower than the $1.66 earnings per common share recorded for 1993. Earnings from operations of $1.40 per share in 1994 were 13.0% lower than the $1.61 recorded in 1993. Other income contributed $0.03 per share in 1994, as compared to $0.05 per share in 1993. Water operating revenues for 1994 increased by 14.2% over 1993 to $112.1 million, principally due to the full effects of approximately $2.3 million in general rate increases effective during 1993 and the partial effects of $12 million in supply cost offset rate increases effective in March, 1994. Water sales volumes in 1994 increased by 7.5%.

         Electric operating revenues were 2.3% greater than 1993 as a result of a 3.8% increase in kilowatt-hour sales. Purchased water expense increased $1.4 million, 4.7%, from 1993 to 1994. This increase is a result of both a higher volume of water purchased as well as increased prices from the company's wholesale suppliers.

         Expense for power purchased for resale increased by approximately 44.0% to $4.7 million in 1994 and reflected the effects of approximately $1.6 million in additional refunds in 1993 received from the company's wholesale electric supplier, which was partially offset by the 3.8% increase in electric sales volumes.




                                       thirteen
                                       --------

         As compared to 1993, the recorded expense for power purchased for pumping declined by 6.8% to $7.6 million in 1994 due chiefly to the effects of an increase in the amount of total water supplied which was derived from purchased sources.

         A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs resulting from approval by the CPUC in March, 1994 of rate increases to collect these under-recovered amounts.

         Other operating expenses in 1994 were $12.1 million, 11.2% higher than the $10.9 million recorded in 1993 due to a net increase in personnel involved in various operating and customer service functions.

         In 1993, the company established a reserve of approximately $1.9 million against previously incurred costs related to its participation in the Coastal Aqueduct Extension of the State Water Project. Additional reserves of $263,000 offset by a reversal of $456,000 in recognition of participation in the Project at a level of 500 acre-feet constitute the net credit for 1994.

         Administrative and general expenses increased by approximately 5.4%, or $728,000, in 1994. This increase reflects costs associated with increased levels of personnel performing regulatory, administrative and operational requirements as well as personnel-related expenses such as health insurance and pension expenses. In 1994, the company wrote off $435,000 of legal expenses associated with the settled condemnation action in the company's Bay Point district.

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

         Taxes on income, $8.9 million in 1994, increased by 61.4% over the $5.5 million recorded in 1993 as a result of higher pte-tax book income. Additionally, in 1994 the company booked adjustments for prior tax years of approximately $671,000. Tax expense in 1993 reflected the effects of a reversal of approximately $1.3 million in previously established tax reserves.

         Total interest expense decreased by 6.6% to $7.8 million in 1994 from $8.4 million in 1993, chiefly as a result of the company's refinancing, during the last quarter of 1993, of a substantial portion of its outstanding long-term debt at lower interest rates.

                              Financial Condition
                              -------------------
                        Liquidity and Capital Resources

The company funds the majority of its operating expenses, interest on its debt, sinking fund requirements and dividends through internal sources. However, the seasonal nature of the company's water and electric business periodically necessitates that the company utilize its short-term borrowing capacity to finance current operations. The company relies on external sources, including advances and contributions from developers, to fund the majority of its capital expenditures program.

         The company also relies on short-term bank borrowing to temporarily finance its construction expenditures. Bank borrowing is repaid as internal sources of cash allow and is ultimately financed with equity or long-term debt. At December 31, 1995, the company had utilized $8,500,000 of its aggregate short-term borrowing capacity of $37,063,000. Of its total short-term borrowing capacity, $5,063,000 is also available to support letters of credit. It is anticipated that borrowing under the three bank lines of credit will increase during 1996.

         During 1995, the company issued $30 million in debt under its Medium Term Note Program. The net proceeds paid down then-existing bank borrowing. The company anticipates selling additional long-term debt and possibly issuing common shares in 1996 to finance its construction requirements and refund approximately $15 million in debt which matures in 1996.

         The company anticipates that over the next five years it will be necessary to issue new debt and equity securities to repay bank borrowing and pay for capital expenditures. The timing, type and amount of future financing will reflect both the company's internal financial policies and external market conditions, all of which will be consistent with maintenance of the company's A+/A2 debt ratings.

         In December, 1995, the company completed the sale of 2,500 acre-feet of its total 3,000 acre-foot entitlement in the Coastal Aqueduct Extension of the State Water Project. Net proceeds from the sale of approximately $1.2 million were received in February, 1996. See Note 7 of the Notes to Financial Statements.

                              Construction Program

Net construction expenditures for 1996 are estimated at approximately $24.9 million. Capital expenditures for years after 1996 are expected to increase. The company's capital expenditure program is not only affected by various federal, state and local regulations but also by a number of operational factors including, among others, age of the various water systems and customer growth.

         In the past, the CPUC has, through the regulatory process, approved the recovery of and return on prudently incurred construction expenditures. No assurance can be given, however, that the CPUC will grant all or any portion of the rate increases necessary to fully recover the company's capital investments.

                               Regulatory Matters

Water and electric rates of the company vary among its 22 customer service areas due to differences in operating conditions, capital investment and costs. The customer service areas are currently grouped into 16 water tariff areas and one electric district for rate-making purposes. The company continuously monitors its operations in each district so that applications for rate changes, when warranted and as permitted, may be filed on a district-by-district basis with the CPUC. Under the CPUC's practices, rates may be increased by three methods: general rate increases, offsets for certain supply cost increases and advice letter filings related to certain plant additions. General rate increases typically are for three-year periods and include "step" increases in rates for the second and third years.

         The company filed applications for general rate relief, including step and attrition year increases, in six of its water operating districts in March, 1995. In December, 1995, the CPUC issued its final decision on those applications which, among other things, authorized a 10.4% return on common equity, increased depreciation rates, authorized recovery of postretirement benefit costs (See Note 6 of the Notes to fourteen
                                --------

Financial Statements) and resulted in an approximate increase in annual water operating revenues of $15 million, effective January 1, 1996.

         The company filed an application for a general rate increase in its Bear Valley Electric customer service area in September, 1995. In February, 1996, the company reached a stipulated settlement agreement among all parties which, among other things, authorized a return on equity of 10.4% and increased depreciation rates. The settlement agreement is based on a number of other items stipulated in the company's water rate cases described earlier. New rates, resulting in a total increase in revenues of approximately $1.5 million over two years, are expected to be approved by the CPUC by mid-year, 1996.

         On January 31, 1996, the company filed Notices of Intent to increase water rates in two of its customer service areas to recover costs associated with 1996 and 1997 capital projects in those areas. A final decision by the CPUC is anticipated by December, 1996.

                             Environmental Matters

The company is subject to regulations established by the United States Environmental Protection Agency (the EPA) and administered by the California Department of Health Services regarding water quality issues. The Safe Drinking Water Act (the SDWA) requires the EPA to set standards for contaminants and water treatment processes. To date, the company has not been significantly affected, from an operational standpoint, from contamination of its pumped water supplies, and water purchased from its wholesale suppliers is already treated. Anticipated amendments to the SDWA and/or interim regulations set by the EPA may result in increased costs for testing and, where necessary, treatment of the company's groundwater supplies.

         The rate-making process has provided the company with recovery of these costs in the past and it is anticipated that costs associated with any new standards will also be recoverable, although no assurance can be given that the CPUC will authorize such future recovery. There have been no material environmental matters affecting the company's Bear Valley Electric customer service area.

                                  Water Supply

During 1995, the company supplied, from all sources, a total of 183,108 acre-feet of water compared to 185,490 acre-feet supplied in 1994. Of the total water supplied in 1995, approximately 41% was purchased from others, principally from member agencies of the Metropolitan Water District of Southern California, and 1.6% was furnished by the Bureau of Reclamation under contract, at no cost, for the company's Arden-Cordova customer service area and to the company's Clearlake customer service area by prescriptive right to water extracted from Clear Lake. The remainder of water supplied was produced from the company's own wells.

         The water supply outlook for the 1996 water year, which began on October 1, 1995, assumed below average precipitation for the winter months. In spite of this, the Department of Water Resources, which operates the State Water Project, has allocated 100% of the water requested by the Metropolitan Water District of Southern California. This allocation provides assurance that the company's purchased water requirements will be met in 1996.

         Winter precipitation, especially in Northern and Central California, has been in excess of normal through February, 1996. Statewide, the snowpack water content is approximately 85% of average through February, 1996. For the same period, storage in the state's major reservoirs stood at about 73% of capacity.

         Overall groundwater conditions, in those customer service areas of the company which pump groundwater, remain at adequate levels. In light of all of these conditions, it is not anticipated that the company will experience any water supply problems during 1996.

                              Accounting Standards

In March, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement imposes a stricter criterion for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The company will adopt this standard on January 1, 1996, however it does not expect that adoption will have a material impact on the financial position or results of operations based on the current regulatory structure in which the company operates. This conclusion may change in the future should competitive factors influence wholesale and retail pricing in this industry.

         Effective January 1, 1996, the company is subject to the reporting requirements contained in SFAS No. 123, "Accounting for Stock-Based Compensation." The company has a Key Executive Long-Term Incentive Plan, the provisions of which became effective in January, 1995. Any payouts under the plan, which are made in Common Shares of the company, will not occur prior to 1998. At that time, the company intends to utilize the footnote option to disclose the effects of any such awards, in compliance with SFAS No. 123.




                                fifteen
                                -------

                              Report of Management
           --------------------------------------------------------

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

         The Audit Committee, composed of three outside directors, exercises oversight of management's discharge of its responsibilities regarding the systems of internal control and financial reporting. The committee periodically meets with management, the internal auditor and the independent accountants to review the work and findings of each. The committee also reviews the qualifications of, and recommends to the Board of Directors, a firm of independent accountants.

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



/s/ FLOYD E. WICKS
Floyd E. Wicks
President, Chief Executive Officer



/s/ JAMES B. GALLAGHER
James B. Gallagher
Vice President - Finance,
Chief Financial Officer and Secretary


February 15, 1996





                    Report of Independent Public Accountants
           --------------------------------------------------------

To the Shareholders and the Board of Directors of Southern California Water Company:

We have audited the balance sheets and statements of capitalization of Southern California Water Company (a California corporation) as of December 31, 1995 and 1994 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern California Water Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As discussed in Notes 5 and 6 to the financial statements, and as required by generally accepted accounting principles, the company changed its methods of accounting for income taxes and post-retirement benefits other than pensions in 1993.


/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP


Los Angeles, California
February 15, 1996




                                seventeen
                                ---------

                                 Balance Sheets
           --------------------------------------------------------

                                                                                              December 31,
                                                                                     ----------------------------
(in thousands)                                                                           1995                1994
-----------------------------------------------------------------------------------------------------------------
Assets

Utility Plant, at cost
  Water                                                                              $383,368            $356,666
  Electric                                                                             30,269              26,642
                                                                                     ----------------------------
                                                                                      413,637             383,308
  Less - Accumulated depreciation                                                    (103,018)            (92,679)
                                                                                     ----------------------------
                                                                                      310,619             290,629
  Construction work in progress                                                        24,349              24,250
                                                                                     ----------------------------
    Net utility plant                                                                 334,968             314,879
                                                                                     ----------------------------
Other Property and  Investments                                                           755                 921
                                                                                     ----------------------------
Current Assets
  Cash and cash equivalents                                                               343               2,344
  Accounts receivable -
    Customers, less reserves of
      $648 in 1995 and $419 in 1994                                                     8,238               8,889
    Other                                                                               2,563               2,015
  Unbilled revenue                                                                     11,035               9,560
  Materials and supplies, at average cost                                               1,733               1,232
  Supply cost balancing accounts                                                        8,073               7,008
  Prepayments                                                                           7,779               6,578
  Accumulated deferred income taxes - net                                               3,206               2,461
                                                                                     ----------------------------
    Total current assets                                                               42,970              40,087
                                                                                     ----------------------------
Deferred Charges
  Regulatory tax-related assets                                                        22,986              23,105
  Other                                                                                 4,576               4,635
                                                                                     ----------------------------
    Total deferred charges                                                             27,562              27,740
                                                                                     ----------------------------
      Total Assets                                                                   $406,255            $383,627
                                                                                     ----------------------------

The accompanying notes are an integral part of these financial statements.




                                eighteen
                                --------

                                                                                             December 31,
                                                                                     ----------------------------
(in thousands)                                                                          1995             1994
-----------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities

Capitalization
  Common shareholders' equity                                                        $121,576            $118,962
  Preferred shares                                                                      1,600               1,600
  Preferred shares - mandatory redemption                                                 520                 560
  Long-term debt                                                                      107,455              92,891
                                                                                     ----------------------------
    Total capitalization                                                              231,151             214,013
                                                                                     ----------------------------
Current Liabilities
  Notes payable to banks                                                                8,500              19,500
  Long-term debt and preferred shares - current                                        15,624               4,624
  Accounts payable                                                                      6,839               8,448
  Taxes payable                                                                        5,562                5,635
  Accrued interest                                                                      1,955               1,885
  Other                                                                                 8,061               6,504
                                                                                     ----------------------------
    Total current liabilities                                                          46,541              46,596
                                                                                     ----------------------------
Other Credits
  Advances for construction                                                            55,385              54,503
  Contributions in aid of construction                                                 27,745              25,567
  Accumulated deferred income taxes - net                                              39,050              36,252
  Unamortized investment tax credits                                                    2,300               2,352
  Regulatory tax-related liability                                                      3,499               3,582
  Other                                                                                   584                 762
                                                                                     ----------------------------
    Total other credits                                                               128,563             123,018
                                                                                     ----------------------------
       Total Capitalization and Liabilities                                          $406,255            $383,627
                                                                                     ============================




                                nineteen
                                --------

                          Statements of Capitalization
           --------------------------------------------------------

                                                                                               December 31,
                                                                                     -------------------------------
(in thousands)                                                                           1995                1994
--------------------------------------------------------------------------------------------------------------------
Common Shareholders' Equity:
  Common shares, $2.50 par value -
    Authorized 10,000,000 shares
    Outstanding 7,845,092 in 1995 and 1994                                           $ 19,613             $ 19,613
  Additional paid-in capital                                                           54,753               54,753
  Earnings reinvested in the business                                                  47,210               44,596
                                                                                     ------------------------------
                                                                                      121,576              118,962
                                                                                     ------------------------------

Preferred Shares: $25 par value
  Authorized 64,000 shares
  Outstanding 32,000 shares, 4% Series                                                    800                  800
  Outstanding 32,000 shares, 4G% Series                                                   800                  800
                                                                                     ------------------------------
                                                                                        1,600                1,600
                                                                                     ------------------------------

Preferred Shares Subject
to Mandatory Redemption
Requirements: $25 par value
  Authorized and outstanding 22,400 shares in
    1995 and 24,000 shares in 1994, 5% Series                                             560                  600
  Less: Preferred shares to be redeemed within one year                                   (40)                 (40)
                                                                                     ------------------------------
                                                                                          520                  560
                                                                                     ------------------------------

Long-Term Debt
  3.90% notes due 1995                                                                     -                 2,100
  4.16% notes due 1995                                                                     -                 2,100
  4.30% notes due 1996                                                                  2,200                2,200
  6.40% notes due 1996                                                                 13,000               13,000
  5.82% notes due 2003                                                                 12,500               12,500
  10.10% notes due 2009                                                                10,000               10,000
  6.64% notes due 2013                                                                  1,100                1,100
  6.80% notes due 2013                                                                  2,000                2,000
  8.50% fixed rate obligation due 2013                                                  2,077                2,130
  Variable rate obligation due 2014                                                     6,000                6,000
  6.87% notes due 2023                                                                  5,000                5,000
  7.00% notes due 2023                                                                 10,000               10,000
  7.55% notes due 2025                                                                  8,000                   -
  7.65% notes due 2025                                                                 22,000                   -
  9.56% notes due 2031                                                                 28,000               28,000
  Other                                                                                 1,162                1,345
                                                                                     ------------------------------
                                                                                      123,039               97,475
  Less: Current maturities                                                            (15,584)              (4,584)
                                                                                     ------------------------------
                                                                                      107,455               92,891
                                                                                     ------------------------------
Total Capitalization                                                                 $231,151             $214,013
                                                                                     ==============================

The accompanying notes are an integral part of these financial statements.




                                twenty
                                ------

                              Statements of Income
           --------------------------------------------------------

                                                                            For the years ended December 31,
                                                             ----------------------------------------------------
(in thousands, except per share amounts)                             1995                1994                1993
-----------------------------------------------------------------------------------------------------------------
Operating Revenues
  Water                                                      $118,922                $112,087             $98,155
  Electric                                                     10,891                  10,588              10,351
                                                             -----------------------------------------------------
    Total operating revenues                                  129,813                 122,675             108,506
                                                             -----------------------------------------------------

Operating Expenses
  Water purchased                                              32,629                  30,768              29,375
  Power purchased for resale                                    5,215                   4,726               3,282
  Power purchased for pumping                                   7,963                   7,584               8,139
  Groundwater production assessment                             6,137                   5,457               5,284
  Supply cost balancing accounts                               (1,146)                    500              (7,960)
  Other operating expenses                                     13,351                  12,148              10,923
  Provision for State Water Project                              (639)                   (193)              1,854
  Administrative and general expenses                          17,029                  14,237              13,509
  Depreciation                                                  8,483                   8,049               7,398
  Maintenance                                                   5,754                   6,916               6,450
  Taxes on income                                               8,784                   8,865               5,491
  Property and other taxes                                      4,865                   4,688               4,711
                                                             -----------------------------------------------------
    Total operating expenses                                  108,425                 103,745              88,456
                                                             -----------------------------------------------------
Operating Income                                               21,388                  18,930              20,050
                                                             -----------------------------------------------------

Other Income
  Net gain from sale of operating properties                        -                     313                   -
  Provision for non-operating assets                                -                       -                (943)
  Other - net                                                     336                     (77)              1,297
                                                             -----------------------------------------------------
    Total other income                                            336                     236                 354
                                                             -----------------------------------------------------
    Income before interest charges                             21,724                  19,166              20,404
                                                             -----------------------------------------------------

Interest Charges
  Interest on long-term debt                                    7,807                   6,694               7,607
  Other interest and amortization of debt expense               1,752                   1,134                 771
                                                             -----------------------------------------------------
    Total interest charges                                      9,559                   7,828               8,378
                                                             -----------------------------------------------------

Net Income                                                     12,165                  11,338              12,026
  Dividends on Preferred Shares                                   (96)                    (98)               (100)
                                                             -----------------------------------------------------

Earnings Available For Common Shareholders                   $ 12,069                $ 11,240             $11,926
                                                             -----------------------------------------------------

Earnings Per Common Share                                    $   1.54                $   1.43             $  1.66
                                                             -----------------------------------------------------

Weighted Average Number
of Common Shares Outstanding                                    7,845                   7,842               7,186
                                                             =====================================================

The accompanying notes are an integral part of these financial statements.




                                twenty-one
                                ----------

              Statements of Changes in Common Shareholders' Equity
           --------------------------------------------------------

                                                                  Common Shares
                                                            -----------------------     Additional       Earnings
                                                               Number                      Paid-in  Reinvested in
(in thousands)                                              of Shares        Amount        Capital   the Business
-----------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992                                   6,642       $16,607        $32,234        $39,388
Add:
  Issuances of Common Shares
    for Public Offerings                                        1,107         2,768         21,167
    under Dividend Reinvestment & 401-k Plans                      56           139            778
  Net Income                                                                                               12,026
Deduct:
Dividends on Preferred Shares                                                                                 100
  Dividends on Common Shares - $1.1875 per share                                                            8,544
------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                                   7,805       $19,514        $54,179        $42,770
Add:
  Issuances of Common Shares
    for acquisition of water system                                40            99            574
  Net Income                                                                                               11,338
Deduct:
Dividends on Preferred Shares                                                                                  98
  Dividends on Common Shares - $1.20 per share                                                              9,414
------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                                   7,845       $19,613        $54,753        $44,596
Add:
  Net Income                                                                                               12,165
Deduct:
Dividends on Preferred Shares                                                                                  96
  Dividends on Common Shares - $1.205 per share                                                             9,455
------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                                   7,845       $19,613        $54,753        $47,210
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




                                twenty-two
                                ----------

                            Statements of Cash Flows
           --------------------------------------------------------

                                                                          For the years ended December 31,
                                                             -----------------------------------------------------
(in thousands)                                               1995                        1994                1993
------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                 $ 12,165                 $ 11,338            $ 12,026
  Adjustments for non-cash items:
    Depreciation and amortization                               9,033                    8,476               7,682
    Deferred income taxes and
       investment tax credits                                   2,016                       75               5,693
    Gain on sale of properties                                      -                     (532)                  -
    Other - net                                                   416                     (185)               (830)
  Changes in assets and liabilities:
    Customer receivables                                          651                   (2,074)              1,215
    Supply cost balancing accounts                             (1,065)                      14              (3,798)
    Rationing penalty reserve                                       -                        -              (5,015)
    Accounts payable                                           (1,609)                    (829)              2,538
    Taxes payable                                                 (73)                   2,685              (3,040)
    Other - net                                                (2,587)                  (1,393)               (309)
                                                             -----------------------------------------------------
       Net cash provided                                       18,947                   17,575              16,162
                                                             -----------------------------------------------------
Cash Flows from Financing Activities:
  Issuance of Common Shares                                         -                        -              24,852
  Issuance of long-term debt and lease obligations             30,000                   13,000              38,143
  Debt issuance costs                                               -                        -                (427)
  Receipt of advances for and
    contributions in aid of construction                        2,761                    2,335               2,157
  Refunds on advances for construction                         (2,812)                  (2,694)             (2,903)
  Repayments of long-term debt and
    redemption of preferred shares                             (4,477)                    (228)               (233)
  Early retirement of long-term debt                                -                        -             (41,103)
  Net change in notes payable to banks                        (11,000)                   7,500              (2,668)
  Common and preferred dividends paid                          (9,614)                  (9,496)             (8,651)
                                                             -----------------------------------------------------
       Net cash provided                                        4,858                   10,417               9,167
                                                             -----------------------------------------------------
Cash Flows from Investing Activities:
  Construction expenditures                                   (25,808)                 (28,620)            (22,248)
  Acquisition of water systems                                      -                     (100)             (1,797)
  Proceeds from sale of properties                                  -                    1,346                   -
                                                             -----------------------------------------------------
       Net cash used                                          (25,808)                 (27,374)            (24,045)
                                                             -----------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents           (2,001)                     618               1,284
Cash and Cash Equivalents, Beginning of Year                    2,344                    1,726                 442
                                                             -----------------------------------------------------
Cash and Cash Equivalents, End of Year                       $    343                 $  2,344            $  1,726
                                                             -----------------------------------------------------
Taxes and Interest Paid:
  Income taxes paid                                          $  6,955                 $  6,261            $  1,484
  Interest paid                                                 9,043                    6,846               8,354
                                                             -----------------------------------------------------
Non-Cash Transactions:
  Property installed by developers
    and conveyed to company                                  $  2,764                 $    564            $    818
  Capital leases                                                    -                       53               1,142
  Acquisition of water system for common shares                     -                      673                   -
                                                             -----------------------------------------------------

The accompanying notes are an integral part of these financial statements.




                                twenty-three
                                ------------

                         Notes to Financial Statements
           --------------------------------------------------------


                                    Note 1
                                    ------
                   Summary of Significant Accounting Policies

The accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the California Public Utilities Commission (CPUC). The preparation of these financial statements required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses.

         Property and Depreciation - The company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges.

         Depreciation is computed on the straight-line, remaining-life basis. For the years 1995, 1994 and 1993, the aggregate provisions for depreciation approximated 2.52%, 2.50% and 2.47% of beginning of the year depreciable plant, respectively.

         Interest is generally not capitalized for financial reporting purposes as such procedure is generally not followed for rate-making purposes.

         Revenues - Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

         Earnings Per Common Share - Earnings per Common Share are based upon the weighted average number of Common Shares outstanding and net income after deducting preferred dividend requirements.

         Supply Cost Balancing Accounts - As permitted by the CPUC, the company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs is recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are credited when such costs are recovered through rate adjustments. The company accrues interest on its supply cost balancing accounts at the rate prevailing for 90-day commercial paper.

         Debt Issue Expense and Redemption Premiums - Original debt issue expenses are amortized over the lives of the respective issues. Premiums paid on the early redemption of debt which is reacquired through refunding are deferred and amortized over the life of the debt issued to finance the refunding. The redemption premium on debt reacquired without refunding is amortized over the remaining period the debt would have been outstanding.

         Other Credits - Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a forty-year period.

         Contributions in aid of construction are similar to advances, but require no refunding and are amortized over the useful lives of the related property.

         Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, cash and cash equivalents include short-term cash investments with an original maturity of three months or less.

         Financial Instrument Risk - The company does not carry any financial instruments with off-balance sheet risk nor do its operations result in concentrations of credit risk.

         Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair value, as shown in the table below, of each class of financial instrument for which it is practicable to estimate that value:

         Cash and Cash Equivalents, Accounts Receivable and Short-term Debt - The carrying amount.

         Long-term Debt - Rates available to the company at December 31, 1995 and 1994 for debt with similar terms and remaining maturities were used to estimate fair value. Changes in the assumptions will produce differing results.



                                        1995                      1994
                           --------------------------------------------------
                           Carrying           Fair      Carrying         Fair
                             amount          value        amount        value
-----------------------------------------------------------------------------
(in thousands)
Financial assets:
     Cash                  $    343       $    343       $ 2,344     $  2,344
     Accounts receivable     21,836         21,836        20,464       20,464
Financial liabilities:
     Short-term debt          8,500          8,500        19,500       19,500
     Long-term debt        $123,039       $136,191       $97,475     $100,146
-----------------------------------------------------------------------------

                                     Note 2
                                    --------
                                 Capital Stock

All of the series of Preferred Shares outstanding at December 31, 1995 are redeemable at the option of the company. At December 31, 1995, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4G% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

         The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1995 is $40,000 each year.

         During the year ended December 31, 1993, the company issued 47,828 and 7,741 Common Shares under the Dividend Reinvestment Plan (DRP) and the 401-k Plan, respectively. All shares due under the DRP and the 401-k programs during the years ended December 31, 1994 and 1995 were purchased on the open market.

         There are 109,454 and 92,259 Common Shares reserved for issuance under the DRP and the 401-k Plan, respectively, at December 31, 1995. Shares reserved for the 401-k Plan are in relation to company matching contributions and for investment purposes by participants.

         As of December 31, 1995, retained earnings of $27,183,000 were restricted as to the payment of cash dividends on Common Shares.

                                     Note 3
                                     ------
                                 Long-Term Debt

During 1995, the company issued a total of $30 million of unsecured Notes, the proceeds of which were used to pay down short-term bank borrowing. The company has no mortgage debt, and leases and other similar financial arrangements are not material.

         The company has posted an Irrevocable Letter of Credit, which expires July 31, 1996, in the amount of $551,000 as twenty-four
                                -----------
security for its self-insured workers' compensation plan. The company has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a trustee with respect to the variable rate obligation issued by the Three Valleys Municipal Water District.

         Annual maturities of all long-term debt, including capitalized leases, amount to $15,584,000, $174,000, $180,000, $187,000 and $1,193,000 for each of the years ending December 31, 1996 through 2000, respectively.

                                     Note 4
                                     ------
                      Compensating Balances and Bank Debt

At December 31, 1995, the company maintained $37,063,000 in aggregate borrowing capacity with three commercial banks with no compensating balances required. Loans can be obtained at the option of the company and bear interest at rates based on floating prime borrowing rates or at money market rates. Of the $37,063,000 aggregate borrowing capacity, $8,500,000 was outstanding at December 31, 1995.

         Short-term bank borrowing activities for the last three years were as follows:


                                  1995            1994             1993
-----------------------------------------------------------------------
(in thousands, except percent)
Balance Outstanding
  at December 31,              $ 8,500         $19,500          $12,000
Interest Rate
  at December 31,                6.39%           7.53%            3.76%
Average Amount
  Outstanding                  $17,897         $16,527          $ 9,862
Weighted Average Annual
  Interest Rate                  6.92%           4.65%            3.76%
Maximum Amount
  Outstanding                  $27,500         $24,750          $21,500
-----------------------------------------------------------------------

                                     Note 5
                                     ------
                                Taxes on Income

The company provides deferred income taxes for temporary differences under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions in aid of construction.

         SFAS No. 109 also requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Since the CPUC has consistently permitted the recovery of previously flowed-through tax effects, the company has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities.

         Deferred investment tax credits are being amortized to other income ratably over the lives of the property giving rise to the credits.

         The significant components of deferred tax assets and deferred tax liabilities, as reflected in the balance sheets, and the accumulated net deferred income tax liabilities at December 31, 1995 and 1994 were:


December 31,                           1995              1994
--------------------------------------------------------------
(in thousands)
Deferred tax assets:
  Balancing accounts               $  1,706          $  1,234
  State tax effect                    1,500             1,227
--------------------------------------------------------------
                                      3,206             2,461
--------------------------------------------------------------
Deferred tax liabilities
  Depreciation                      (36,604)          (33,618)
  Advances and contributions         15,637            13,761
  Other property related            (10,796)          (10,344)
  Other non-property related         (7,287)           (6,051)
--------------------------------------------------------------
                                    (39,050)          (36,252)
--------------------------------------------------------------
Accumulated deferred
  income taxes - net               $(35,844)         $(33,791)
--------------------------------------------------------------


         The current and deferred components of income tax expense are as follows:

December 31,                                  1995             1994              1993
--------------------------------------------------------------------------------------
(in thousands)

Current
  Federal                                  $ 5,432          $ 6,650           $ (2,503)
  State                                      2,110            2,435               (92)
--------------------------------------------------------------------------------------
Total current tax expense                    7,542            9,085            (2,595)
--------------------------------------------------------------------------------------
Deferred - Federal and State:
  Accelerated depreciation                   3,273            3,087             2,819
  Balancing accounts                           472               (6)              505
  State Water Project                         (296)            (116)              821
  Excess use penalties                           -                -             3,660
  Advances and contributions                  (477)          (1,204)           (1,465)
  California privilege year
    franchise tax                             (394)          (1,085)              142
  Adjustments to prior
    year provision                            (855)               -                 -
  Other                                       (520)            (476)             (203)
--------------------------------------------------------------------------------------
Total deferred tax expense                   1,203              200             6,279
--------------------------------------------------------------------------------------
Total income tax expense                   $ 8,745          $ 9,285           $ 3,684
--------------------------------------------------------------------------------------
Income taxes included in
  operating expenses                       $ 8,784          $ 8,865           $ 5,491
Income taxes included in other
  income and expenses - net                    (39)             420            (1,807)
--------------------------------------------------------------------------------------
  Total income tax expense                 $ 8,745          $ 9,285           $ 3,684
--------------------------------------------------------------------------------------

         Additional information regarding taxes on income is set forth in the following table:

December 31,                                  1995             1994              1993
--------------------------------------------------------------------------------------
(in thousands)
Federal taxes on pre-tax income
  at statutory rates                       $ 7,318          $ 7,217           $ 5,496
Increase (decrease) in taxes
  resulting from:
  State income tax expense                   1,725            2,022               559
  Depreciation                                 426              321               220
  Federal benefit of state taxes              (604)            (708)             (196)
  Adjustments to prior years'
    provisions                                  76              342            (1,067)
  Payment of premium
    on redemption                                -                -              (984)
  Other - net                                 (196)              91              (344)
--------------------------------------------------------------------------------------
Total income tax expense                   $ 8,745          $ 9,285           $ 3,684
--------------------------------------------------------------------------------------
Pre-tax income                             $20,910          $20,623           $15,710
--------------------------------------------------------------------------------------
Effective income tax rate                     41.8%            45.0%             23.5%
--------------------------------------------------------------------------------------



                                twenty-five
                                -----------

                                     Note 6
                                     ------
                             Employee Benefit Plans

The company maintains a pension plan (the Plan) which provides eligible employees (those age 21, with one year of service) monthly benefits upon retirement based on average salaries and length of service. The normal retirement benefit is equal to 2% of the five highest consecutive years average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. There is also an early retirement option. Annual contributions are made to the Plan which comply with the funding requirements of the Employee Retirement Income Security Act.

         The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations for 1995 and 1994 were 7% and 4% and 7.5% and 4%, respectively. The expected long-term rate of return on assets, which consist primarily of fixed income securities, was 8% for 1995 and 1994.

         The following table sets forth the Plan's funded status and amounts recognized in the company's balance sheets at December 31, 1995 and 1994 and the components of net pension cost for 1995 and 1994:

--------------------------------------------------------------------
December 31,                                  1995              1994
--------------------------------------------------------------------
(in thousands)
Accumulated benefit obligation:
  Vested                                  $ 21,031          $ 18,225
  Nonvested                                  1,722             1,523
--------------------------------------------------------------------
Total                                     $ 22,753          $ 19,748
--------------------------------------------------------------------
Projected benefit obligation for
  service rendered to date                 (28,712)         $(24,419)
Plan assets at fair value                   26,396            22,157
Unrecognized net loss/(gain) due to
  past experience different from
  assumptions made                           3,194             3,763
Unrecognized net obligation at
  January 1, 1986 being recognized
  over 15 years                                285               342
Unrecognized prior service cost
  due to Plan amendments                       533               577
--------------------------------------------------------------------
  Accrued pension asset                   $  1,696          $  2,420
--------------------------------------------------------------------
Service cost benefits earned
  during the period                       $  1,145          $  1,019
Interest cost on projected
  benefit obligation                         1,790             1,623
Return on Plan assets                       (4,713)              785
Net amortization and deferral                3,133            (2,506)
--------------------------------------------------------------------
Net pension cost                          $  1,355          $    921
--------------------------------------------------------------------

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

         Effective January 1, 1993, the company adopted theprovisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As a result, the company amended the retiree medical plan, substantially reducing benefits for those current employees retiring after September 30, 1995. No such benefits are available to employees hired on or after February 1, 1995.

         The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions made to a separately trusteed fund. In accordance with that decision, the company established two separate trusts in 1995, one for those retirees who were subject to a collectively bargained agreement and another for all other retirees. The company's funding policy is to contribute annually an amount at least equal to the revenues authorized to be collected through rates for postretirement benefit costs. Assets in these trusts amounted to approximately $646,000 as of December 31, 1995.

         The following table presents information on the plan's funded status and the accrued postretirement liability as of December 31, 1995 and 1994:


December 31,                                  1995      1994
------------------------------------------------------------
(in thousands)
Accumulated postretirement
  benefit obligation (APBO):
    Retirees and dependents                $ 3,345   $ 3,364
    Other fully eligible participants          322       572
    Other active participants                1,409     1,142
------------------------------------------------------------
Total                                      $ 5,076   $ 5,078
------------------------------------------------------------

Plan assets at fair value                        -         -
Accumulated postretirement benefit
  obligation in excess of plan assets        5,076     5,078
Unrecognized transition obligation          (7,965)   (8,384)
Unrecognized prior service cost              4,026     4,306
Unrecognized net (gain)/loss                   465         -
------------------------------------------------------------
Accrued postretirement benefit
  liability                                $ 1,602   $ 1,000
------------------------------------------------------------

         The components of net periodic postretirement benefits cost for 1995 are as follows:

December 31,                                       1995
-------------------------------------------------------
(in thousands)
Service cost - benefits earned during year         $ 92
Interest cost on APBO                               370
Actual return on plan assets                          -
Net amortization and deferral                       140
-------------------------------------------------------
Net periodic postretirement benefit cost           $602
-------------------------------------------------------

         Postretirement benefit costs for 1993 and 1994, $500,000 per year, which were estimated based upon the actuarially determined cost level for 1995, and for 1995 have been recorded as a regulatory asset for recovery over a 20 year period.

         The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.0% and 7.5%, respectively. A sliding scale for assumed health care cost increases starting at 12% in 1994 declining 1% per year for six years and then remaining at 6% thereafter was used for both periods. A 1% increase in the health care cost trend would increase the accumulated postretirement benefit obligation at December 31, 1995 by $326,000 and the net periodic postretirement benefit cost for 1995 by $49,000.

         The company has a 401-k Investment Incentive Program (the 401-k) under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager.

   Company contributions to the 401-k are based upon a percentage of individual employee contributions and, for 1995,




                                twenty-six
                                ----------

1994 and 1993, totaled $389,000, $222,000 and $197,000, respectively.

                                     Note 7
                                     ------
                                 Contingencies

As a result of a settlement agreement with the Contra Costa Water District
(CCWD) concerning CCWD's condemnation, initiated in July, 1992, of the company's Bay Point customer service area, the company is responsible for reimbursing CCWD for additional facilities to provide for a long-term supplemental source of treated water supply for the company's system. The estimated cost of the company's portion of these facilities, based upon the company's current capacity needs, is approximately $2.6 million. One-half, or $1.3 million, was paid in September, 1994 with the balance payable in 84 monthly installments following completion of the facilities, estimated to be in 1997. The terms of the agreement were approved by the CPUC in August, 1995.

         The company has signed a Water Supply Agreement to participate in the Coastal Aqueduct Extension of the State Water Project (the Project) at a level of 500 acre-feet. The company's investment to date for this level of participation is $1,032,000 and is included in net utility plant. The company anticipates filing a request with the CPUC to include these and future costs associated with this level of participation in rates pursuant to normal regulatory procedures. In December, 1995, the company sold its remaining 2,500 acre-feet of entitlement for approximately $1.2 million. Proceeds from the sale were received in February, 1996.

                                     Note 8
                                     ------
                              Construction Program

The company's 1996 construction budget provides for gross expenditures of approximately $31,300,000. Management anticipates that $6,300,000 of the 1996 budgeted amount will be obtained from developers and others.

                                     Note 9
                                     ------
                        Allowance for Doubtful Accounts

The table below presents the company's provision for doubtful accounts charged to expense and accounts written off, net of recoveries for the last three years.

                                          1995       1994        1993
----------------------------------------------------------------------
(in thousands)
Balance at beginning of year           $   419      $ 370       $ 333
  Provision charged
    to expense                           1,501        765         706
  Accounts written off,
    net of recoveries                   (1,272)      (716)       (669)
----------------------------------------------------------------------
Balance at end of year                 $   648      $ 419       $ 370
----------------------------------------------------------------------

                                    Note 10
                                    -------
                               Business Segments

The table below sets forth information relating to the company's operating segments; however, the company is a regulated public utility and such information does not reflect the rate-making treatment allowed by the regulatory agency. In addition to amounts set forth, certain assets have not been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

                                    Note 11
                                    -------
                 Selected Quarterly Financial Data (Unaudited)

The quarterly financial information presented below is unaudited. The business of the company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarterly periods do not reflect overall trends

                                                                  Years Ended December 31,
                                     ----------------------------------------------------------------------------
Business Segments                              1995                      1994                      1993
-----------------------------------------------------------------------------------------------------------------
(in thousands)
                                        Water     Electric         Water    Electric          Water      Electric
Operating revenues                   $118,922      $10,891      $112,087     $10,588       $ 98,155       $10,351
Operating income before
  income taxes                         27,776        2,396        25,858       1,936         23,192         2,349
Identifiable assets                   303,367       31,601       294,343      20,536        276,710        18,280
Depreciation expense                    7,717          766         7,308         741          6,715           683
Capital additions                      25,753        2,985        27,878       3,057         26,443         2,057
-----------------------------------------------------------------------------------------------------------------


                                   Operating                Operating                                  Earnings
                                    Revenues                 Income              Net Income            per Share
                             ---------------------     ------------------    -------------------    -------------
Quarterly
Financial Data                   1995         1994        1995       1994       1995      1994      1995     1994
-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
First Quarter                $ 24,976     $ 24,181     $ 3,396    $ 2,895    $ 1,118   $ 1,166      $0.14   $0.15
Second Quarter                 32,372       30,494       5,268      4,263      3,027     2,327       0.38    0.29
Third Quarter                  39,533       38,686       7,553      6,877      5,290     5,208       0.67    0.66
Fourth Quarter                 32,932       29,314       5,171      4,895      2,730     2,637       0.34    0.33
-----------------------------------------------------------------------------------------------------------------
Year                         $129,813     $122,675     $21,388    $18,930    $12,165   $11,338      $1.54   $1.43
-----------------------------------------------------------------------------------------------------------------




                                twenty-seven
                                ------------
and changes in the company's operations.

                      1996 Annual Meeting of Shareholders

All shareholders are invited to attend the 1996 Annual Meeting on Tuesday, April 30, 1996, beginning at 10:00 am, at Industry Hills Sheraton, One Industry Hills Parkway, City of Industry, California.

                                 Stock Listing

Common Shares of Southern California Water Company are traded on the New York Stock Exchange under the symbol SCW. Common Share prices and dividends for the past two years were:

                                              Dividends
1995                       High        Low         Paid
-------------------------------------------------------
First Quarter               18 1/4    15 3/4    $0.300

Second Quarter              19 7/8    15 7/8     0.300

Third Quarter               19 3/8    16 3/4     0.300

Fourth Quarter              21        18 3/8     0.305
-------------------------------------------------------
                                                $1.205
-------------------------------------------------------

                                              Dividends
1994                       High        Low         Paid
-------------------------------------------------------
First Quarter               22         17 1/4    $0.300

Second Quarter              20 3/4     18 1/8     0.300

Third Quarter               18 7/8     16         0.300

Fourth Quarter              17 5/8     15 1/4     0.300
-------------------------------------------------------
                                                 $1.200
-------------------------------------------------------


                    Independent Certified Public Accountants

Arthur Andersen LLP
First Interstate World Center
633 West Fifth Street
Los Angeles, CA  90071

                  Shareholder Assistance and Corporate Reports

Shareholders with questions, or who wish to obtain a copy of the company's reports to the Securities and Exchange Commission without charge, should contact:

Southern California Water Company
Office of the Treasurer
630 East Foothill Boulevard
San Dimas, CA  91773
Phone:  (909) 394-3600, Extension 705
Fax:  (909) 394-0711

              Transfer Agent, Registrar and Dividend Paying Agent

First Interstate Bank of California
Stock Transfer Department
P.O. Box 30609
Los Angeles, CA  90030
(800) 522-6645

                         Replacement of Dividend Checks

If a dividend check is not received within seven working days after the dividend payment date, or if a check is lost or has been destroyed, please notify the transfer agent to stop payment and issue a replacement check.

                             1996 Dividend Schedule

The following schedule is the estimated Common and Preferred Share record and payment dates for 1996:

Record Dates                               Payment Dates
--------------------------------------------------------
February 12                                March 1
May 13                                     June 1
August 12                                  September 1
November 15                                December 1

              Dividend Reinvestment and Common Share Purchase Plan

The company has a Dividend Reinvestment and Common Share Purchase Plan that offers shareholders of record a convenient way to increase their holdings by reinvesting all or part of their cash dividends in additional Common Shares of the company. The Plan also provides for receipt of optional cash payments for the purchase of additional Common Shares. A prospectus and authorization form may be obtained from the transfer agent.

                               Transferring Stock

A stock transfer is required whenever a shareholder changes the registration of their stock. To transfer stock, fill in the name, address and taxpayer identification number on the back of the certificate and sign exactly as it appears on the front. The signature must be guaranteed by a member of the Gold Medallion Signature Guarantee Program. A certificate, fully endorsed, should be sent to the transfer agent by registered or certified mail.

                          Lost or Stolen Certificates

If a certificate should become lost, stolen or destroyed, notify the transfer agent to issue a stop transfer order against the missing certificate. The transfer agent will send documents required to replace the missing certificates as well as providing any other requirements. A surety bond must be purchased in order to protect the interests of all parties against the possibility of the missing certificates returning to circulation. The fee for the surety bond is approximately 2% of the current market value of the missing shares.

                               Duplicate Mailings

Some shareholders maintain separate accounts on the transfer agent's records due to slight variations in the registered ownership. Even though the mailing address and taxpayer identification numbers are identical, the transfer agent is required to mail separate dividend checks, proxy material and annual and quarterly reports to each account.

         To maintain separate accounts but eliminate duplicate mailings, please notify the transfer agent in writing, listing the account for which mailings should continue and the accounts for which these mailings should be discontinued. Dividend checks and proxy materials will still be sent to each separate account.

         To consolidate accounts into one, please notify the transfer agent in writing as to which account is to remain open and which accounts are to be consolidated. If it is necessary to reissue stock certificates to consolidate the accounts, the shareholder will be notified in advance by the transfer agent.




                                twenty-eight
                                ------------