Form 10-K, Exhibit 13
period 1996-12-31
SOUTHERN CALIFORNIA WATER CO
filed 1997-03-20
CIK 92116

                                                                      EXHIBIT 13

Southern California Water Company               Excerpts from 1996 Annual Report

Southern California Water Company  selected financial data                     1

                                                                      For the years ended December 31,
                                                      --------------------------------------------------------------
(in thousands, except per share amounts)                 1996         1995         1994          1993         1992
--------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                               $151,529     $129,813     $122,675      $108,506     $100,660
Total Operating Expenses                                128,100      108,425      103,745        88,456       81,562
Operating Income                                         23,429       21,388       18,930        20,050       19,098
Other Income                                                531          366          236           354          934
Interest Charges                                         10,500        9,559        7,828         8,378        7,890
Net Income                                               13,460       12,165       11,338        12,026       12,142

Earnings Available for Common Shareholders               13,366       12,069       11,240        11,926       12,040
Earnings per Common Share                                  1.69         1.54         1.43          1.66         1.82
Dividends Declared per Common Share                        1.23         1.21         1.20          1.19         1.15

Total Assets                                            430,922      406,255      383,627       358,533      312,491
Long-Term Debt                                          107,190      107,455       92,891        84,286       84,195
Preferred Shares-Mandatory Redemption                       480          520          560           600          640
Total Capitalization                                   $256,036      $231,151    $214,013      $202,949     $174,664
Average Share Outstanding                                 7,891        7,845        7,842         7,186        6,627

Southern California Water Company  management's discussion and analysis       19

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

Results of Operations
Years Ended December 31, 1996 and 1995
Earnings per common share in 1996 increased by 9.7% to $1.69 per share as compared to $1.54 per share for the comparable period last year. Earnings from operations only were $1.62 per share in 1996, an increase of 8% from the $1.50 reported in 1995. Other income in 1996 increased by 75% to $0.07 per share as compared to $0.04 per share last year.

     Water operating revenues increased by 17.7% in 1996 to $140 million from the $118.9 reported in 1995 due principally to the impacts of general rate increases, which went into effect in January, 1996, and to a 7.5% increase in water sales volumes in 1996 as compared to 1995.

     Electric operating revenues of $11.5 million were 5.9% higher in 1996 as compared to last year due to the impacts of a general rate increase effective in May, 1996 as well as a 5% increase in kilowatt-hour sales.

     Purchased water costs increased by 17.5% to $38.4 million in 1996 reflecting increases in purchased water rates, the latest series of which was effective July 1, 1995, as well as increased purchased water volumes.

     Costs of power purchased for pumping decreased by 3.2% to $7.7 million in 1996 chiefly as the result of increased usage of purchased water in the resource mix.

     In 1996, costs of power purchased for resale increased by 11.7% to $5.8 million due to increased kilowatt-hour sales and recovery of costs in the electric supply cost balancing account.

     Groundwater production assessments of $5.9 million in 1996 are 3.1% lower due to the increased amount of purchased water in the resource mix.

     A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an undercollection of previously incurred supply costs. The positive entry for 1996 results from approval by the CPUC of rate increases sufficient to recover previously under-collected purchased water supply costs, supply costs for power purchased for pumping and for resale and groundwater production assessments.

     Although other operating expenses remained relatively unchanged in 1996 as compared to last year, administrative and general expenses of $20.5 million were 20.7% greater than in 1995. This increase reflects an increase in the amount of labor being charged to this category since, as a part of the settlement stipulation for the rates that were effective January 1, 1996, the company began expensing, and currently recovering, a greater percentage of labor for persons engaged in general and administrative functions. Moreover, this category has increased due to higher personnel-related expenses such as health insurance, post-retirement medical benefits, pension and 401(k) plan costs and long-term compensation expenses. In addition, in 1995, the company reversed approximately $639,000 in costs related to its participation in the State Water Project for which there is no corresponding entry in 1996.

     Depreciation expense in 1996 increased by 19.1% to $10.1 million reflecting the effects of recording approximately $30 million in net plant additions during 1995, depreciation on which began in 1996 as well as higher depreciation rates authorized by the CPUC that became effective January 1, 1996.

     Taxes on income increased by approximately 17.1% to $10.3 million in 1996 as compared to last year as a result of higher pre-tax income.

     For 1996, other taxes increased by 25.4% due to increased franchise fees as a result of increased revenues, as well as increased property taxes resulting from higher valuation assessments in 1996.

     Maintenance expense of $7.7 million in 1996 was 34.6% greater than last year reflecting increased maintenance emphasis on pumping, hydrant and valve equipment.

     Other income increased by 58% in 1996 due principally to an increase in billings to the City of Folsom for the lease of a portion of the company's water rights in the American River.

     Interest expense for 1996 increased by 9.8% to $10.5 million primarily as a result of the sale in September, 1995 of $30 million in long-term debt as well as increased short-term bank borrowing during 1996.

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

Southern California Water Company                                             20

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

      Administrative and general expense increased by 19.6% to $17 million in 1995 compared to $14.2 million in 1994. The increase in expense reflects additional costs associated with pension and 401(k) plan contributions, personnel training and relocation expenses, rent for new and remodeled office space and travel and communication expenses. In addition, this category was affected by an increase in the amount of labor expense being charged to this category.

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


Financial Condition
Liquidity and Capital Resources
The company funds the majority of its operating expenses, interest payments on its debt, dividends on its outstanding common and preferred shares and makes its mandatory sinking fund payments through internal sources. However, because of the seasonal nature of its water and electric businesses, the company utilizes its short-term borrowing capacity on occasion to finance current operating expenses. The company continues to rely on external sources, including short-term bank borrowing, the receipt of contributions-in-aid-of-construction and advances for construction and install-and-convey advances, to fund the majority of its construction expenditures.

     The aggregate short-term borrowing capacity currently available to the company under its three bank lines of credit is $37 million. At December 31, 1996, the company had a total of $16 million in borrowing outstanding under its bank lines of credit, leaving an unused short-term borrowing capacity of $21 million which management believes is sufficient to finance any current capital requirements not funded from internal sources.

Southern California Water Company  management's discussion and analysis       21

The company routinely employs short-term bank borrowing as an interim financing source prior to executing either a long-term debt or equity issue.

     The company issued 1,000,000 new common shares in December, 1996 and an additional 71,500 common shares in January, 1997 for aggregate net proceeds of $22,062,000. These funds were used to repay a portion of then-outstanding short-term bank debt. In December, 1996, the company sold $8 million in tax-exempt debt which was issued through the California Pollution Control Financing Authority. The funds were deposited with a trustee and will be used to reimburse the company for costs incurred to replace water main facilities in many of its customer service areas.

     The company anticipates selling additional debt in 1997 with the net proceeds initially being used to repay short-term bank borrowings and, after that, to fund construction expenditures.

     The company has no derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

Construction Program
Net construction expenditures for 1997 are estimated at approximately $27.5 million. Capital expenditures for years after 1997 are expected to increase. The company's capital expenditure program is not only affected by various federal, state and local regulations but also by a number of operational factors including, among others, age of the various water systems and customer growth.

     In the past, the CPUC has, through the regulatory process, approved the recovery of and return on prudently incurred construction expenditures. No assurance can be given, however, that the CPUC will grant all or any portion of the rate increases necessary to fully recover the company's capital investments.

Regulatory Matters
Rates to the company's customers vary among its 21 water customer service areas due to differences in operating conditions and costs. The customer service areas are currently grouped into 16 water districts for rate-making purposes. The company's one electric customer service area is also a separate ratemaking district. The company continuously monitors its operations in all of its districts so that applications for rate changes may be filed, when warranted, on a district-by-district basis in accordance with CPUC procedure. Under the CPUC's practices, rates may be increased by three methods: general rate increases, offsets for certain expense increases and advice letter filings related to certain plant additions. General rate increases typically are for three-year periods and include "step" increases in rates for the second and third years.

     In January, 1996, new rates were effective in six water customer service areas which, among other things, authorized a rate of return on common equity of 10.40%, increased depreciation rates, authorized recovery of postretirement medical benefit costs, increased current recovery of labor expenses and resulted in an increase in annual water operating revenues of approximately $15 million. Water rates in two customer service areas were increased on January 1, 1997 to recover costs associated with 1996 and 1997 capital projects in those areas.

     The company filed notices of intent to increase water rates in four of its customer service areas in January, 1997. The company is unable to predict if the CPUC will authorize all or any of the proposed increases although it is not anticipated that new rates, if approved, would be effective prior to January, 1998.

     New rates were effective in May, 1996 in the company's Bear Valley Electric customer service area. An additional step increase in electric rates was effective in January, 1997.

     In November, 1996, the company filed an application with the CPUC seeking recovery through rates of costs associated with its participation the coastal aqueduct extension of the State Water Project. The company is currently unable to predict if the CPUC will authorize recovery of all or any of the costs associated with the Project.

Environmental Matters
The 1996 amendments to the Safe Drinking Water Act ("SDWA") amount to a rewrite of the law that the United States Environmental Protection Agency ("EPA") has been trying to implement for almost ten years. In contrast to the 1986 amendments to SDWA, which were crafted with very little input from water purveyors, the 1996 amendments were developed with significant contributions from water purveyors and regulators. The California Department of Health Services, acting on behalf of the EPA, administers the EPA's program.

     The 1996 SDWA amendments replace the requirement that EPA set 25 new standards every three years with a new process for selecting and regulating contaminants. The EPA can only regulate contaminants that may have adverse health effects, are known or are likely to occur at levels of public health concern, and provide "a meaningful opportunity for health risk reduction." The EPA must, within 18 months, publish a list of contaminants for possible regulation and must update such list every five years. In addition, every five years,

Southern California Water Company                                             22

the EPA must select at least five contaminants on the list and determine whether to regulate them. The new law allows the EPA to bypass the selection process and adopt interim regulations for contaminants in order to address urgent health threats. Current regulations, however, remain in place and are not subject to the new standard-setting provisions.

     The company currently tests its wells and water systems for more than 90 contaminants, covering all contaminants listed in the SDWA. Water from wells found to contain levels of contaminants above the established maximum contaminant limits (MCL's) is either treated or blended before it is delivered to customers.

     Since the SDWA became effective, the company has experienced increased operating costs for testing to determine the levels, if any, of the contaminants in the company's sources of supply as well as additional expense to lower the level of any contaminants in order to meet the MCL standards. Such costs and the costs of controlling any other contaminants may cause the company to incur additional capital costs as well as increased operating costs. However, the rate-making process provides the company with the opportunity to recover prudently incurred capital and operating costs associated with water quality, and management believes that such prudently incurred costs will be authorized for recovery by the CPUC.

     There have been no environmental matters that have materially affected or are currently materially affecting the company's Bear Valley Electric customer service area.

Water Supply
During 1996, the company supplied from all sources, a total of 194,397 acre-feet of water compared to 183,108 in 1995. Of the total water supplied in 1996, 56% was produced from the company's wells and 1.5% was furnished by the Bureau of Reclamation under contract, at no cost, for the company's Arden-Cordova customer service area and to the company's Clearlake customer service area by prescriptive rights to water extracted from Clear Lake. The remainder was purchased from the Metropolitan Water District of Southern California ("MWD"). MWD imports water from two principal sources: the Colorado River and the State Water Project. Available water supplies from these sources have historically been sufficient to meet MWD's requirements and MWD's supplies from these sources are anticipated to continue to remain adequate through 1997. MWD's importation of water from the Colorado River is expected to decrease in future years due to the requirements of the Central Arizona Project in the State of Arizona. In response, MWD has taken a number of steps to secure additional storage capacity and increase available water supplies, including effecting transfers of water rights from other sources.

     The recent storms in the 1996-1997 winter period provided precipitation adequate to fill most of the state's reservoirs to capacity and the outlook for water supply in 1997 is favorable. In those customer service areas of the company that pump groundwater, overall groundwater conditions remain at adequate levels. The company believes that its water supplies from all sources are adequate to meet projected current year demands.

Water-Related Opportunities
The company continues to pursue strategic opportunities related to the operation of municipally owned water systems. The company has pursued and continues to pursue opportunities to bid on long-term leases and operation contracts on a stand-alone basis or as part of a joint venture. In 1996, the company formed Golden State Water Company LLC to pursue these opportunities.

Southern California Water Company          balance sheets                     23

                                                              December 31,
                                                        ------------------------
(in thousands)                                             1996          1995
--------------------------------------------------------------------------------
Assets
Utility Plant, at cost
   Water                                                $ 411,852     $ 383,368
   Electric                                                33,300        30,269
                                                        ------------------------
                                                          445,152       413,637
      Less - Accumulated depreciation                    (114,086)     (103,018)
                                                        ------------------------
                                                          331,066       310,619
      Construction work in progress                        26,710        24,349
                                                        ------------------------
      Net utility plant                                   357,776       334,968
                                                        ------------------------

Other Property and Investments                                774           755
                                                        ------------------------

Current Assets
   Cash and cash equivalents                                3,783           343
   Accounts receivable-- Customers, less                    7,870         8,238
     reserves of $387 in 1996 and $648 in 1995
   Other                                                    1,713         2,563
   Unbilled revenue                                        12,596        11,035
   Materials and supplies, at average cost                  1,292         1,733
   Supply cost balancing accounts                           6,273         8,073
   Prepayments                                              6,933         7,779
   Accumulated deferred income taxes - net                  3,302         3,206
                                                        ------------------------
      Total current assets                                 43,762        42,970
                                                        ------------------------

Deferred Charges
   Regulatory tax-related assets                           23,201        22,986
   Other                                                    5,409         4,576
                                                        ------------------------
      Total deferred charges                               28,610        27,562
                                                        ------------------------
         Total Assets                                   $ 430,922     $ 406,255
                                                        ========================
Capitalization and Liabilities
Capitalization
   Common shareholders' equity                          $ 146,766     $ 121,576
   Preferred shares                                         1,600         1,600
   Preferred shares - mandatory redemption                    480           520
   Long-term debt                                         107,190       107,455
                                                        ------------------------
      Total capitalization                                256,036       231,151
                                                        ------------------------

Current Liabilities
   Notes payable to banks                                  16,000         8,500
   Long-term debt and preferred shares - current              482        15,624
   Accounts payable                                        12,865         6,839
   Taxes payable                                            5,777         5,562
   Accrued interest                                         1,772         1,955
   Other                                                    7,792         8,061
                                                        ------------------------
      Total current liabilities                            44,688        46,541
                                                        ------------------------

Other Credits
   Advances for construction                               55,848        55,385
   Contributions in aid of construction                    28,158        27,745
   Accumulated deferred income taxes - net                 40,404        39,050
   Unamortized investment tax credits                       1,995         2,300
   Regulatory tax-related liability                         3,337         3,499
   Other                                                      456           584
                                                        ------------------------
      Total other credits                                 130,198       128,563
                                                        ------------------------
         Total Capitalization and Liabilities           $ 430,922     $ 406,255
                                                        ========================


The accompanying notes are an integral part of these financial statements

Southern California Water Company  statements of capitalization               24

                                                              December 31,
                                                        ------------------------
(in thousands)                                             1996          1995
--------------------------------------------------------------------------------
Common Shareholders' Equity:
   Common shares, $2.50 par value--
      Authorized 10,000,000 shares
      Outstanding 8,886,171 in 1996 and
         7,845,092 in 1995                               $  22,215    $  19,613
   Additional paid-in capital                               73,645       54,753
   Earnings reinvested in the business                      50,906       47,210
                                                         -----------------------
                                                           146,766      121,576
                                                         -----------------------

Preferred Shares: $25 par value
   Authorized 64,000 shares
   Outstanding 32,000 shares, 4% Series                        800          800
   Outstanding 32,000 shares, 4G% Series                       800          800
                                                         -----------------------
                                                             1,600        1,600

Preferred Shares Subject
to Mandatory Redemption
Requirements: $25 par value
   Authorized and outstanding 20,800 shares in
      1996 and 22,400 shares in 1995, 5% Series                520          560
   Less: Preferred shares to be redeemed within one year       (40)         (40)
                                                         -----------------------
                                                               480          520
                                                         -----------------------

Long-Term Debt
   4.30% notes due 1996                                       --          2,200
   6.40% notes due 1996                                       --         13,000
   5.82% notes due 2003                                     12,500       12,500
   10.10% notes due 2009                                    10,000       10,000
   6.64% notes due 2013                                      1,100        1,100
   6.80% notes due 2013                                      2,000        2,000
   8.50% fixed rate obligation due 2013                      2,018        2,077
   Variable rate obligation due 2014                         6,000        6,000
   6.87% notes due 2023                                      5,000        5,000
   7.00% notes due 2023                                     10,000       10,000
   7.55% notes due 2025                                      8,000        8,000
   7.65% notes due 2025                                     22,000       22,000
   5.50% notes due 2026                                      8,000         --
      less funds held by trustee                            (8,000)        --
   9.56% notes due 2031                                     28,000       28,000
   Other                                                     1,014        1,162
                                                         -----------------------
                                                           107,632      123,039
   Less: Current maturities                                   (442)     (15,584)
                                                         -----------------------
                                                           107,190      107,455
                                                         -----------------------
         Total Capitalization                            $ 256,036    $ 231,151
                                                         =======================







The accompanying notes are an integral part of these financial statements

Southern California Water Company  statements of income                      25

                                                       For the years ended December 31,
                                                     -----------------------------------
(in thousands, except per share amounts)                1996         1995         1994
----------------------------------------------------------------------------------------
Operating Revenues
   Water                                             $ 139,997     $118,922    $ 112,087
   Electric                                             11,532       10,891       10,588
                                                     -----------------------------------
      Total operating revenues                         151,529      129,813      122,675

Operating Expenses
   Water purchased                                      38,355       32,629       30,768
   Power purchased for resale                            5,825        5,215        4,726
   Power purchased for pumping                           7,711        7,963        7,584
   Groundwater production assessment                     5,946        6,137        5,457
   Supply cost balancing accounts                        2,064       (1,146)         500
   Other operating expenses                             13,421       13,351       12,148
   Provision for State Water Project                      --           (639)        (193)
   Administrative and general expenses                  20,549       17,029       14,237
   Depreciation                                         10,102        8,483        8,049
   Maintenance                                           7,745        5,754        6,916
   Taxes on income                                      10,283        8,784        8,865
   Property and other taxes                              6,099        4,865        4,688
                                                     -----------------------------------
      Total operating expenses                         128,100      108,425      103,745
                                                     -----------------------------------
Operating Income                                        23,429       21,388       18,930
                                                     -----------------------------------

Other Income
   Net gain from sale of operating properties             --           --            313
   Other - net                                             531          336          (77)
                                                     -----------------------------------
      Total other income                                   531          336          236
                                                     -----------------------------------
      Income before interest charges                    23,960       21,724       19,166

Interest Charges
   Interest on long-term debt                            8,551        7,807        6,694
   Other interest and amortization of debt expense       1,949        1,752        1,134
                                                     -----------------------------------
      Total interest charges                            10,500        9,559        7,828
                                                     -----------------------------------

Net Income                                              13,460       12,165       11,338
   Dividends on Preferred Shares                           (94)         (96)         (98)
                                                     -----------------------------------

Earnings Available For Common Shareholders           $  13,366    $  12,069    $  11,240
                                                     ===================================

Earnings Per Common Share                            $    1.69    $    1.54    $    1.43
                                                     ===================================

Weighted Average Number
   of Common Shares Outstanding                          7,891        7,845        7,842
                                                     ===================================






The accompanying notes are an integral part of these financial statements

Southern California Water Company  statements of changes in                  26
                                   common shareholders' equity

                                                        Common Shares
                                                   ----------------------   Additional    Earnings
                                                      Number                 Paid-in    Reinvested in
(in thousands)                                     of Shares      Amount     Capital     the Business
-----------------------------------------------------------------------------------------------------
Balances at December 31, 1993                         7,805       $19,514      $54,179      $42,770
Add:
   Issuances of Common Shares
      for acquisition of water system                    40           99           574
   Net Income                                                                                11,338
Deduct:
   Dividends on Preferred Shares                                                                 98
   Dividends on Common Shares - $1.20 per share                                               9,414
-----------------------------------------------------------------------------------------------------

Balances at December 31, 1994                         7,845       $19,613      $54,753      $44,596
Add:
   Net Income                                                                                12,165
Deduct:
   Dividends on Preferred Shares                                                                 96
   Dividends on Common Shares - $1.205 per share                                              9,455
-----------------------------------------------------------------------------------------------------

Balances at December 31, 1995                         7,845       $19,613      $54,753      $47,210
Add:
   Net Income                                                                                13,460
   Issuance of Common Shares
      for public offering                             1,000        2,500        18,090
      under Dividend Reinvestment and 401(k) Plans       41          102           802
Deduct:
   Dividends on Preferred Shares                                                                 94
   Dividends on Common Shares - $1.225 per share                                              9,670
-----------------------------------------------------------------------------------------------------
Balances at December 31, 1996                         8,886       $22,215      $73,645      $50,906
-----------------------------------------------------------------------------------------------------







The accompanying notes are an integral part of these financial statements

Southern California Water Company  statements of cash flows                   27

                                                                              For the years ended December 31,
                                                                       ---------------------------------------------
(in thousands)                                                            1996              1995               1994
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income                                                          $ 13,460           $ 12,165            11,338
   Adjustments for non-cash items:
      Depreciation and amortization                                      10,389              9,033             8,476
      Deferred income taxes and investment tax credits                      577              2,016                75
      Gain on sale of properties                                              -                  -              (532)
      Other - net                                                        (1,660)               416              (185)
   Changes in assets and liabilities:
      Customer receivables                                                  368                651            (2,074)
      Supply cost balancing accounts                                      1,800             (1,065)               14
      Accounts payable                                                    6,026             (1,609)             (829)
      Taxes payable                                                         215                (73)            2,685
      Other - net                                                           122             (2,587)           (1,393)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided                                               31,297             18,947            17,575

Cash Flows from Investing Activities
   Construction expenditures                                            (31,953)           (25,808)          (28,620)
   Acquisition of water systems                                               -                  -              (100)
   Proceeds from sale of properties                                           -                  -             1,346
--------------------------------------------------------------------------------------------------------------------
         Net cash used                                                  (31,953)           (25,808)          (27,374)

Cash Flows from Financing Activities
   Issuance of Common Shares                                             21,494                  -                 -
   Issuance of long-term debt and lease obligations                           -             30,000            13,000
   Receipt of advances for and contributions in aid of construction       2,462              2,761             2,335
   Refunds on advances for construction                                  (2,088)            (2,812)           (2,694)
   Repayments of long-term debt and
      redemption of preferred shares                                    (15,447)            (4,477)             (228)
   Net change in notes payable to banks                                   7,500            (11,000)            7,500
   Common and preferred dividends paid                                   (9,825)            (9,614)           (9,496)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided                                                4,096              4,858            10,417

Net Increase (Decrease) in Cash and Cash Equivalents                      3,440             (2,001)              618
Cash and Cash Equivalents, Beginning of Year                                343              2,344             1,726
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                 $  3,783           $    343           $ 2,344

Taxes and Interest Paid
   Income taxes paid                                                   $ 10,767           $  6,955           $ 6,261
   Interest paid                                                         10,128              9,043             6,846
--------------------------------------------------------------------------------------------------------------------

Non-Cash Transactions
   Property installed by developers and conveyed to company            $    957           $  2,764           $   564
   Capital leases                                                             -                  -                53
   Acquisition of water system for common shares                              -                  -               673
--------------------------------------------------------------------------------------------------------------------





The accompanying notes are an integral part of these financial statements

Southern California Water Company  notes to financial statements             28


Note 1     Summary of Significant Accounting Policies
The accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the California Public Utilities Commission (CPUC). The preparation of these financial statements required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses.

      Property and Depreciation--The company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges.

      Depreciation is computed on the straight-line, remaining-life basis. For the years 1996, 1995 and 1994, the aggregate provisions for depreciation approximated 2.71%, 2.52% and 2.50% of beginning of the year depreciable plant, respectively.

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

      Other Credits--Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a 40-year period.

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

      Cash and Cash Equivalents, Accounts Receivable and Short-term Debt--The carrying amount.

      Long-term Debt--Rates available to the company at December 31, 1996 and 1995 for debt with similar terms and remaining maturities were used to estimate fair value. Changes in the assumptions will produce differing results.

                                  1996                1995
-------------------------------------------------------------------
                           Carrying     Fair     Carrying    Fair
(in thousands)               amount    value      amount    value
-------------------------------------------------------------------
Financial assets:
    Cash                  $  3,783   $  3,783   $    343   $    343
    Accounts receivable     22,179     22,179     21,836     21,836
Financial liabilities:
    Short-term debt         16,000     16,000      8,500      8,500
    Long-term debt        $107,632   $114,892   $123,039   $136,191
                          -----------------------------------------

Note 2     Capital Stock
All of the series of Preferred Shares outstanding at December 31, 1996 are redeemable at the option of the Company. At December 31, 1996, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4G% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

      The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1996 is $40,000 each year.

      During the year ended December 31, 1996, the company issued 20,228 and 20,851 Common Shares under the Dividend Reinvestment Plan (DRP) and the 401(k) Plan, respectively. All shares due under the DRP and the 401(k) programs during the years ended December 31, 1995 and 1994 were purchased on the open market.

Southern California Water Company                                            29



      There are 89,226 and 71,408 Common Shares reserved for issuance under the DRP and the 401(k) Plan, respectively, at December 31, 1996. Shares reserved for the 401(k) Plan are in relation to company matching contributions and for investment purposes by participants.

     As of December 31, 1996, retained earnings of $28,228,000 were restricted as to the payment of cash dividends on Common Shares.

Note 3     Compensating Balances and Bank Debt
At December 31, 1996, the company maintained $37,000,000 in aggregate borrowing capacity with three commercial banks with no compensating balances required. Loans can be obtained at the option of the company and bear interest at rates based on floating prime borrowing rates or at money market rates. Of the $37,000,000 aggregate borrowing capacity, $16,000,000 was outstanding at December 31, 1996.

     Short-term bank borrowing activities for the last three years were as follows:

(in thousands, except percent)    1996        1995        1994
----------------------------------------------------------------
Balance Outstanding
    at December 31,             $16,000      $8,500     $ 19,500
Interest Rate at December 31,     6.17%       6.39%        7.53%
Average Amount
    Outstanding                 $26,109      $17,897     $16,527
Weighted Average Annual
    Interest Rate                 5.97%       6.92%        4.65%
Maximum Amount
    Outstanding                 $36,000     $27,500      $24,750
----------------------------------------------------------------

Note 4     Long-Term Debt
In December, 1996, the company sold $8 million in tax-exempt debt that was issued through the California Pollution Control Financing Authority. The funds were deposited with a trustee and will be used to finance water main replacements.

     During 1995, the company issued a total of $30 million of unsecured Notes, the proceeds of which were used to pay down short-term bank borrowing. The company has no mortgage debt, and leases and other similar financial arrangements are not material.

     The company has posted an Irrevocable Letter of Credit, which expires July 31, 1997, in the amount of $451,000 as security for its self-insured workers' compensation plan. The company has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a trustee with respect to the variable rate obligation issued by the Three Valleys Municipal Water District.

     Annual maturities of all long-term debt, including capitalized leases, amount to $442,000, $157,000, $163,000, $1,168,000 and $1,175,000 for each of the years ending December 31, 1997 through 2001, respectively.

Note 5     Taxes on Income
The company provides deferred income taxes for temporary differences under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) for certain transactions which are recognized for income tax purposes in a period different from that in which they are reported in the financial statements. The most significant items are the tax effects of accelerated depreciation, the supply cost balancing accounts and advances for and contributions in aid of construction. SFAS No. 109 also requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Since the CPUC has consistently permitted the recovery of previously flowed-through tax effects, the company has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities.

     Deferred investment tax credits are being amortized to other income ratably over the lives of the property giving rise to the credits.

     The significant components of deferred tax assets and deferred tax liabilities, as reflected in the balance sheets, and the accumulated net deferred income tax liabilities at December 31, 1996 and 1995 were:

                                                December 31,
(in thousands)                                1996        1995
---------------------------------------------------------------
Deferred tax assets:
    Balancing accounts                     $    908      $1,706
    State tax effect                          2,394       1,500
                                           --------   ---------
                                              3,302       3,206
                                           --------   ---------
Deferred tax liabilities
    Depreciation                            (38,888)    (36,604)
    Advances and contributions               17,805      15,637
    Other property related                  (10,170)    (10,796)
    Other non-property related               (9,151)     (7,287)
                                           --------   ---------
                                            (40,404)    (39,050)
Accumulated deferred
    income taxes - net                     $(37,102)  $ (35,844)
                                           --------   ---------

Southern California Water Company                                             30

      The current and deferred components of income tax expense are as follows:

                                           December 31,
(in thousands)                    1996         1995      1994
---------------------------------------------------------------
Current
    Federal                    $ 7,224     $  5,432    $  6,650
    State                        2,452        2,110       2,435
Total current tax expense        9,676        7,542       9,085
Deferred - Federal and State:
    Accelerated depreciation     3,175        3,273       3,087
       Balancing accounts         (798)         472          (6)
       State Water Project         296         (296)       (116)
    Advances and contributions    (894)        (477)     (1,204)
California privilege year
       franchise tax              (683)        (394)     (1,085)
Adjustments to prior
       year provision              410         (855)          -
    Other                         (732)        (520)       (476)
                               --------------------------------
Total deferred tax expense         774        1,203         200
                               --------------------------------
Total income tax expense       $10,450     $  8,745    $  9,285
                               --------------------------------
Income taxes included in
    operating expenses         $10,283     $  8,784    $  8,865
Income taxes included in other
    income and expenses - net      167          (39)        420
Total income tax expense       $10,450     $  8,745    $  9,285

      Additional information regarding taxes on income is set forth in the following table:

                                               December 31,
(in thousands)                          1996        1995         1994
-----------------------------------------------------------------------
Federal taxes on pre-tax
    income at statutory rates        $  8,368     $  7,318     $  7,217
Increase (decrease) in taxes
    resulting from:
    State income tax expense            2,051        1,725        2,022
    Depreciation                          716          426          321
    Federal benefit of state taxes       (718)        (604)        (708)
    Adjustments to prior years'
       provisions                         254           76          342
    Other - net                          (221)        (196)          91
                                     ----------------------------------
Total income tax expense             $ 10,450     $  8,745     $  9,285
                                     ----------------------------------
Pre-tax income                       $ 23,910     $ 20,910     $ 20,623
                                     ----------------------------------
Effective income tax rate                43.7%        41.8%        45.0%
                                     ----------------------------------

Note 6   Employee Benefit Plans

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

      The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations for 1996 and 1995 were 7.5% and 4% and 7% and 4% respectively. The expected long-term rate of return on assets, which consist primarily of fixed income securities, was 8% for 1996 and 1995.

      The following table sets forth the Plan's funded status and amounts recognized in the company's balance sheets at December 31, 1996 and 1995 and the components of net pension cost for 1996 and 1995:

                                                 December 31,
(in thousands)                                 1996       1995
----------------------------------------------------------------
Accumulated benefit obligation:
    Vested                                  $ 21,078    $ 21,031
    Nonvested                                  1,862       1,722
                                            --------------------
Total                                       $ 22,940    $ 22,753
                                            --------------------

Projected benefit obligation for
    service rendered to date                $(28,733)   $(28,712)
Plan assets at fair value                     29,240      26,396
Unrecognized net loss/(gain) due to
    past experience different from
    assumptions made                             936       3,194
Unrecognized net obligation at January 1,
    1986 being recognized over 15 years          228         285
Unrecognized prior service cost
    due to Plan amendments                       489         533
                                            --------------------
Accrued pension asset                       $  2,160    $  1,696
                                            --------------------

Service cost benefits earned
    during the period                       $  1,406    $  1,145
Interest cost on projected
    benefit obligation                         1,970       1,790
Return on Plan assets                         (2,169)     (4,713)
Net amortization and deferral                    165       3,133
                                            --------------------
Net pension cost                            $  1,372    $  1,355
                                            --------------------

Southern California Water Company  notes to financial statements              31


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

      The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions made to a separately trusteed fund. In accordance with that decision, the company established two separate trusts in 1995, one for those retirees who were subject to a collectively bargained agreement and another for all other retirees. The company's funding policy is to contribute annually an amount at least equal to the revenues authorized to be collected through rates for post-retirement benefit costs. Assets in these trusts amounted to approximately $549,000 as of December 31, 1996.

      The following table presents information on the plan's funded status and the accrued postretirement liability as of December 31, 1996 and 1995:

                                                           December 31,
(in thousands)                                            1996       1995
--------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
       Retirees and dependents                          $ 2,248    $ 3,345
       Other fully eligible participants                    307        322
       Other active participants                          1,458      1,409
                                                        ------------------
Total                                                   $ 4,013    $ 5,076
                                                        ------------------

Plan assets at fair value                               $   549    $  --
                                                        ------------------
Accumulated postretirement benefit
    obligation in excess of plan assets                   3,464      5,076
Unrecognized transition obligation                       (7,545)    (7,965)
Unrecognized prior service cost                           3,826      4,026
Unrecognized net (gain)/loss                              2,000        465
                                                        ------------------
Accrued postretirement benefit liability                $ 1,745    $ 1,602
                                                        ------------------

      The components of net periodic postretirement benefits cost for 1996 are as follows:

                                                      December 31,
(in thousands)                                           1996
------------------------------------------------------------------
Service cost - benefits earned during year             $    127
Interest cost on APBO                                       345
Actual return on plan assets                                  -
Net amortization and deferral                               220
                                                       -----------
Net periodic postretirement benefit cost               $    692
                                                       -----------

     Postretirement benefit costs for 1993, 1994 and 1995 were estimated at a total of approximately $1.6 million and have been recorded as a regulatory asset for recovery over a 20 year period. During 1996, approximately $52,000 was recovered leaving a balance to be amortized of $1.55 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996 and 1995 was 7.5% and 7%, respectively. A sliding scale for assumed health care cost increases starting at 11% in 1995 declining 1% per year for five years and then remaining at 6% thereafter was used for both periods. A 1% increase in the health care cost trend would increase the accumulated postretirement benefit obligation at December 31, 1996 by $196,000 and the net periodic postretirement benefit cost for 1996 by $23,000.

     The company has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager.

     Company contributions to the 401(k) are based upon a percentage of individual employee contributions and, for 1996, 1995 and 1994, totaled $839,000, $389,000 and $222,000, respectively. Contributions in 1996 include contributions for a short plan year in 1995.

Note 7     Business Risks and Concentration of Sales
The company's utility operations are engaged in supplying water and electric service to the public. The company is required to provide service and grant credit to customers within its defined service areas. Although the company has a diversified base of residential, industrial and other customers, revenues derived from commercial and residential water customers accounted for approximately 90% of total company revenues in 1996 and 1995.

Southern California Water Company                                             32


      Approximately forty percent of the company's water supplies comes from wholesalers of imported water with the remainder produced from company-owned wells. The long term availability of imported water supplies is dependent upon, among other things, drought conditions throughout the state, increases in population, water quality standards and legislation that may potentially reduce water supplies. SCW does not anticipate any constraints on its imported water supplies due to the above average precipitation received in the 1996-1997 winter period. The company continues to reduce its reliance on imported water supplies by acquiring groundwater rights.

Note 8     Contingencies
On November 4, 1996, the company filed an application with the CPUC seeking approval of recovery through rates of costs associated with its participation in the State Water Project. SCW's current investment in the project is $1.8 million and is included in utility plant. No assurance can be given that the CPUC will authorize recovery of all or any of these costs.

      Management believes that proper insurance coverage and reserves are in place to insure against property, general and product liability and workers' compensation claims.

Note 9     Construction Program

The company's 1997 construction budget provides for gross expenditures of approximately $32,850,000. Management anticipates that $5,356,000 of the 1997 budgeted amount will be obtained from developers and others.

Note 10    Allowance for Doubtful Accounts
The table below presents the company's provision for doubtful accounts charged to expense and accounts written off, net of recoveries for the last three years.

(in thousands)                    1996        1995        1994
---------------------------------------------------------------
Balance at beginning of year   $    648     $   419     $   370
  Provision charged
       to expense                   571       1,501         765
  Accounts written off,
       net of recoveries           (832)     (1,272)       (716)
Balance at end of year         $    387     $   648     $   419
---------------------------------------------------------------

Note 11    Business Segments
The table below sets forth information relating to the company's operating segments; however, the company is a regulated public utility and such information does not reflect the rate-making treatment allowed by the regulatory agency. In addition to amounts set forth, certain assets have not been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

Note 12    Selected Quarterly Financial Data (Unaudited)
The quarterly financial information presented below is unaudited. The business of the company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarterly periods do not reflect overall trends and changes in the company's operations.

Business Segments

                                                                            Years Ended December 31,
(in thousands)                                     1996                             1995                             1994
------------------------------------------------------------------------------------------------------------------------------------
                                           Water         Electric            Water         Electric          Water         Electric
                                         -------------------------------------------------------------------------------------------
Operating revenues                       $139,997        $11,532           $118,922        $10,891          $112,087        $10,588
Operating income before income taxes       30,294          3,418             27,776          2,396            25,858          1,936
Identifiable assets                       333,377         24,399            303,367         31,601           294,343         20,536
Depreciation expense                        9,235            867              7,717            766             7,308            741
Capital additions                          31,295          2,644             25,753          2,985            27,878          3,057
                                         -------------------------------------------------------------------------------------------

Quarterly                                Operating                    Operating                                          Earnings
Financial Data (in thousands,            Revenues                       Income                  Net Income               per Share
except per share amounts)            1996        1995            1996         1995           1996        1995         1996     1995
------------------------------------------------------------------------------------------------------------------------------------
First Quarter                      $ 30,397    $ 24,976        $ 4,710      $ 3,396       $  2,168     $ 1,118        $0.27    $0.14
Second Quarter                       39,894      32,372          6,486        5,268          4,102       3,027         0.52     0.38
Third Quarter                        45,218      39,533          7,963        7,553          5,410       5,290         0.68     0.67
Fourth Quarter                       36,020      32,932          4,270        5,171          1,780       2,730         0.22     0.34
------------------------------------------------------------------------------------------------------------------------------------
Year                               $151,529   $ 129,813        $23,429      $21,388       $ 13,460     $12,165        $1.69    $1.54
------------------------------------------------------------------------------------------------------------------------------------

Southern California Water Company report of management                       33

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




/s/ FLOYD E. WICKS
Floyd E. Wicks
President, Chief Executive Officer





/s/ JAMES B. GALLAGHER
James B. Gallagher
Vice President-Finance,
Chief Financial Officer and Secretary

February 13, 1997

Southern California Water Company report of independent public accountants

To the Shareholders and the Board of Directors of Southern California Water
Company:

We have audited the balance sheets and statements of capitalization of Southern California Water Company (a California corporation) as of December 31, 1996 and 1995 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern California Water Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN, LLP
Arthur Andersen LLP
Los Angeles, California

February 13, 1997

Southern California Water Company  shareholder information                   36

Annual Meeting of Shareholders
All shareholders are invited to attend the Annual Meeting on Tuesday, April 29, 1997, beginning at 10:00 am, at The Sheraton Suites Fairplex, 601 West McKinley Avenue, Pomona, California, 91768. Notice of meeting and proxy materials will be mailed.

Stock Listing
Common Shares of Southern California Water Company are traded on the New York Stock Exchange under the symbol SCW. The high and low sales prices and dividends paid on the Common Shares for the past two years were:

                                                      Dividends
1996                               High        Low         Paid
---------------------------------------------------------------
First Quarter                       22          18I      $0.305
Second Quarter                      22L         19I       0.305
Third Quarter                       23K         19K       0.305
Fourth Quarter                      24J         21        0.310
                                    ---------------------------
                                                        $ 1.225
                                    ---------------------------

                                                      Dividends
1995                               High        Low         Paid
---------------------------------------------------------------
First Quarter                       18G         15I      $0.300
Second Quarter                      19M         15M       0.300
Third Quarter                       19K         16I       0.300
Fourth Quarter                      21          18K       0.305
                                    ---------------------------
                                                        $ 1.205
                                    ---------------------------

Independent Certified Public Accountants
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA  90071

Corporate Reports
Shareholders with questions, or who wish to obtain a copy of the company's reports to the Securities and Exchange Commission without charge, should contact:

Southern California Water Company
Attn: McClellan Harris iii
630 East Foothill Boulevard
San Dimas, CA  91773
Phone:  (909) 394-3600, extension 705
Fax:  (909) 394-0711

Shareholder Assistance
Shareholders with questions about replacement of dividend checks, transferring stock, replacing lost or stolen certificates or other matters related to their ownership of stock, should contact:

Chase Mellon Shareholder Services, Inc.
P.O. Box 30609
Los Angeles, CA  90030
(800) 522-6645
http://www.cmssonline.com

1997 Dividend Schedule
The following schedule shows the anticipated Common and Preferred Share record and payment dates for 1997:

Record Dates                         Payment Dates
--------------------------------------------------
February 10                          March 1
May 12                               June 1
August 11                            September 1
November 17                          December 1

Dividend Reinvestment and
Common Share Purchase Plan
The company has a Dividend Reinvestment and Common Share Purchase Plan that offers shareholders of record a convenient way to increase their holdings by reinvesting all or part of their cash dividends in additional Common Shares of the company. The Plan also provides for receipt of optional cash payments for the purchase of additional Common Shares. A prospectus and authorization form may be obtained from Chase Mellon Shareholder Services.

Internet Address
http://www.scwater.com

Southern California Water Company  corporate information
Board of Directors

W. V. Caveney (70, 16) (a,c)
Chairman of the Board

Floyd E. Wicks (53, 7) (c,d)
President, Chief Executive Officer

Jean E. Auer (60, 2) (a,c,d)
Consultant and member of the
Board of Directors of the Water
Education Foundation
Hillsborough, California

R. Bradbury Clark (72, 27) (a,b,c)
Of Counsel to the law firm of O'Melveny & Myers
Los Angeles, California

N. P. Dodge, Jr. (60, 7) (a,b)
President, N.P. Dodge Company
Omaha, Nebraska

Robert F. Kathol (55, 2) (a,b)
Executive Vice President
Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

Lloyd E. Ross (55, 2) (a,c,d)
Managing Partner, Invermex L.P.
Irvine, California

(a) Member - Compensation Committee
(b) Member - Audit Committee
(c) Member - Business Opportunities Committee
(d) Member - Nominating Committee

Elected Officers

W. V. Caveney (70, 28)
Chairman of the Board

Floyd E. Wicks (53, 9)
President, Chief Executive Officer

Donald K. Saddoris (53, 29)
Vice President - Customer Service, Region I

Thomas J. Bunosky (42, 6)
Vice President - Customer Service, Region II

Joel A. Dickson (44, 6)
Vice President - Customer Service, Region III

James B. Gallagher (42, 9)
Vice President - Finance,
Chief Financial Officer and Secretary

McClellan Harris iii (45, 6)
Vice President and Treasurer

Randell J. Vogel (61, 4)
Vice President - Customer and Operations Support

Joseph F. Young (51, 19)
Vice President - Regulatory Affairs


(age, years of service)