Form 10-K405, Exhibit 13
period 1997-12-31
SOUTHERN CALIFORNIA WATER CO
filed 1998-03-06
CIK 92116

                                                                      EXHIBIT 13

                                          SOUTHERN CALIFORNIA WATER COMPANY  11.

Selected Financial Data

                                                                    For the years ended December 31,
(in thousands, except per share amounts)            1997           1996          1995            1994           1993
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION
Total Operating Revenues                          $153,755       $151,529       $129,813       $122,675       $108,506
Total Operating Expenses                           130,297        128,100        108,425        103,745         88,456
Operating Income                                    23,458         23,429         21,388         18,930         20,050
Other Income                                           758            531            336            236            354
Interest Charges                                    10,157         10,500          9,559          7,828          8,378
Net Income                                          14,059         13,460         12,165         11,338         12,026
Preferred Dividends                                     92             94             96             98            100
Earnings Available for Common Shareholders          13,967         13,366         12,069         11,240         11,926
Basic Earnings per Common Share                   $   1.56       $   1.69       $   1.54       $   1.43       $   1.66
Dividends Declared per Common Share               $   1.25       $   1.23       $   1.21       $   1.20       $   1.19

BALANCE SHEET INFORMATION
Total Assets                                      $457,074       $430,922       $406,255       $383,627       $358,533
Common Shareholders' Equity                        151,053       $146,766       $121,576       $118,962       $116,463
Long-Term Debt                                     115,286        107,190        107,455         92,891         84,286
Preferred Shares - Not subject to Mandatory          1,600          1,600          1,600          1,600          1,600
Preferred Shares  - Mandatory Redemption               440            480            520            560            600
Total Capitalization                              $268,379       $256,036       $231,151       $214,013       $202,949
Book Value per Common Share                       $  16.86       $  16.52       $  15.50       $  15.16       $  14.92
Average Shares Outstanding                           8,957          7,891          7,845          7,842          7,186




                          BOOK VALUE PER COMMON SHARE
                                  (in dollars)

1993             1994             1995             1996             1997
14.92            15.16            15.50            16.52            16.86



                      DIVIDENDS DECLARED PER COMMON SHARE
                                  (in dollars)


1993             1994             1995             1996             1997
1.19             1.20             1.21             1.23             1.25




                           EARNINGS PER COMMON SHARE
                                  (in dollars)

1993             1994             1995             1996             1997
1.66             1.43             1.54             1.69             1.56

                                         SOUTHERN CALIFORNIA WATER COMPANY  19.

Management's Discussion and Analysis

Results of Operations
Years Ended December 31, 1997 and 1996
Earnings per common share in 1997 decreased by 7.7% to $1.56 per share as compared to $1.69 per share for the comparable period last year. Earnings from operations only, after interest and dividends paid, were $1.48 per share in 1997, a decrease of 8.6% from the $1.62 reported in 1996. The decline in recorded results is significantly attributed to increased supply costs during the first eight months of 1997.

Water operating revenues increased by 0.7% in 1997 to $141.0 million from the $140.0 million reported in 1996. Although water sales volumes in 1997 were 2.6% higher than last year, in 1996, the Company began recovery of previously incurred supply costs, in accordance with rules of the CPUC. In 1997, recovery of these costs was completed in several customer service areas and rates were accordingly reduced partially offsetting rate increases effective during 1997 in other customer service areas.

Electric operating revenues of $12.8 million were 10.7% higher in 1997 as compared to last year due to the impacts of a general rate increase effective in January 1997 as well as a 3.6% increase in kilowatt-hour sales.

Purchased water costs remained relatively the same at $38.3 million in 1997 as compared to $38.4 million in 1996, despite a 6.4% increase in volumes purchased, due to refunds received from the Company's wholesale water supplier during 1997 of approximately $1.984 million, which reduced recorded purchased water costs. There were no such refunds received during 1996.

Costs of power purchased for pumping decreased by 2.0% to $7.6 million in 1997 chiefly as the result of the reduced amounts of water produced from pumped sources in the Company's resource mix. During 1997, the Company had several wells out of service due to water quality issues which significantly affected its ability to fully utilize its groundwater resources.

Costs of power purchased for resale in 1997 decreased by 10.9% to $5.2 million from the $5.8 million recorded in 1996 due to reduced costs from the Company's energy provider which partially offset the effects of increased kilowatt-hour sales volumes recorded during the year.

Groundwater production assessments increased 15.2% to $6.8 million in 1997 from $5.9 million in 1996 due to additional assessments associated with increased pumping in the Company's San Gabriel Valley and San Dimas customer service areas.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. Conversely, a negative entry for the provision for supply cost balancing accounts reflects an under-collection of previously incurred supply costs. The positive entry for 1997 is a result of approval by the CPUC of rate increases sufficient to recover previously under-collected purchased supply costs, as well as refunds received during 1997 from wholesale suppliers. The balancing account mechanism insulates earnings from changes in the costs of supply costs which are outside of the immediate control of the Company. However, the balancing account is not designed to insulate earnings against changes in supply mix, as occurred during the first eight months of 1997.

Administrative and general expenses increased by 7.7% to $22.1 million in 1997 from the $20.5 million recorded in 1996. This increase reflects higher labor costs. In addition, during 1997 the Company incurred costs for consulting on water quality litigation for which there was no corresponding amount in 1996.

In 1997, maintenance expense decreased by 5.7% to $7.3 million from $7.7 million recorded in 1996 due principally to increased emphasis being placed on the Company's meter replacement and capital improvement program which partially offset increased maintenance on the Company's water supply sources.

Depreciation expense in 1997 increased by 8.4% to $11.0 million reflecting the effects of recording approximately $31.0 million in net plant additions during 1996, depreciation on which began in 1997.

Taxes on income decreased by approximately 4.4% to $9.8 million in 1997 as compared to the $10.3 million last year as a result of lower pre-tax income. Other taxes increased by 3.0% in 1997 to $6.3 million due primarily to increased property taxes resulting from higher valuation assessments in 1997.

Other income increased by 42.7% in 1997 due principally to an increase in billings to the City of Folsom for the lease of a portion of the Company's water rights in the American River.

Interest expense decreased by 3.3% to $10.2 million primarily due to reduced short-term bank borrowing and the lower borrowing rates experienced during 1997.

20.  SOUTHERN CALIFORNIA WATER COMPANY


Years Ended December 31, 1996 and 1995
Earnings per common share in 1996 increased by 9.7% to $1.69 per share as compared to $1.54 per share for the comparable period last year. Earnings from operations only, after interest and dividends paid, were $1.62 per share in 1996, an increase of 8% from the $1.50 reported in 1995.

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

Groundwater production assessments of $5.9 million in 1996 were 3.1% lower due to the increased amount of purchased water in the resource mix.

A positive entry for the provision for supply cost balancing accounts reflects recovery of previously under-collected supply costs. The positive entry for 1996 results from approval by the CPUC of rate increases sufficient to recover previously under-collected purchased water supply costs, supply costs for power purchased for pumping and for resale and groundwater production assessments.

Although other operating expenses remained relatively unchanged in 1996 as compared to 1995, administrative and general expenses of $20.5 million were 20.7% greater than in 1995. This increase reflects an increase in the amount of labor being charged to this category since, as a part of the settlement stipulation for the rates that were effective January 1, 1996, the company began expensing, and currently recovering, a greater percentage of labor for persons engaged in general and administrative functions. Moreover, this category has increased due to higher personnel-related expenses such as health insurance, post-retirement medical benefits, pension and 401(k) plan costs and long-term compensation expenses. In addition, in 1995, the company reversed approximately $639,000 in costs related to its participation in the State Water Project for which there is no corresponding entry in 1996.

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

                                           SOUTHERN CALIFORNIA WATER COMPANY 21.


The Company continues to rely on external sources, including short-term bank borrowing, the receipt of contributions-in-aid-of-construction and advances for construction and install-and-convey advances, to fund the majority of its construction expenditures. The aggregate short-term borrowing capacity available to the Company under its three bank lines of credit was $37 million as of December 31, 1997 of which a total of $26 million was outstanding. The Company routinely employs short-term bank borrowing as an interim financing source prior to executing either a long-term debt or equity issue.

The Company issued 71,500 common shares in January 1997 for aggregate proceeds of $1,472,185. These funds were used to repay a portion of the then-outstanding short-term bank debt. The Company anticipates issuing additional long-term debt in 1998, with the net proceeds again being used initially to repay short-term bank borrowings and, after that, fund construction expenditures.

The Company has no derivative financial instruments, financial instruments with significant off-balance sheet risks or financial instruments with concentrations of credit risk.

Construction Program
The Company's construction program is designed to ensure its customers high quality service. A program for distribution main replacement is on-going throughout the customer service areas, based on priority of leaks detected, fire protection enhancement and reflects the underlying replacement schedule. In addition, general upgrades in the Company's water supply facilities are anticipated to be on-going. The Company's Board of Directors has approved anticipated net capital expenditures of approximately $27.1 million in 1998.

Regulatory Matters
The Company is subject to regulation by the CPUC which has broad powers with respect to service and facilities, rates, classifications of accounts, valuation of properties, the purchase, disposition and mortgaging of properties necessary or useful in rendering public utility service, the issuance of securities, the granting of certificates of convenience and necessity as to the extension of services and facilities and various other matters.

The 22 customer service areas of the Company are grouped into 16 water districts and one electric district for ratemaking purposes. Water rates vary among the 16 ratemaking districts due to differences in operating conditions and costs. The Company continuously monitors operations in each of these districts so that applications for rate changes may be filed, when warranted. Under the CPUC's practices, rates may be increased by three methods: general rate increases (GRC's), offsets for certain expense increases and advice letter filings related to certain plant additions. GRC's are typically for three-year periods, include step increases, and rates are based on estimated expenses and capital costs. GRC's have a typical regulatory lag of one year. Offset rate increases typically have a two to four month regulatory lag.

In January, 1996, new rates were implemented in six water ratemaking districts and water rates in two additional ratemaking districts were increased on January 1, 1997 to recover costs associated with capital projects in those areas. Step increases in rates were effective in January 1997 in Bear Valley Electric. Increased rates were approved and are in effect as of January 2, 1998 for three additional water ratemaking districts.

Notices of intent to increase water rates were filed for six water ratemaking districts as well as for recovery of costs associated with general office functions in January 1998. The Company is unable to predict whether the CPUC will authorize all or any of the proposed increases, although it is not anticipated that new rates, if approved, would be effective before January, 1999.

In November, 1996, the Company filed an application with the CPUC seeking recovery through rates of $1.8 million in costs associated with its participation in the coastal aqueduct extension of the State Water Project ("SWP"). The Company is pursuing alternative forms of recovery of its investment in SWP, which will require CPUC approval. The Company is currently unable to predict if the CPUC will authorize recovery of all or any of the costs associated with its participation in the Project.

Environmental Matters
The 1996 amendments to the Safe Drinking Water Act
("SDWA") amount to a rewrite of the law that the United States Environmental Protection Agency ("EPA") has been trying to implement for the last ten years. The California Department of Health Services, acting on behalf of the EPA, administers the EPA's program.

The 1996 SDWA amendments contain a new process for selecting and regulating contaminants under which EPA regulates contaminants that may have adverse health effects, are known or are likely to occur at levels of public health concern, and provide "a meaningful opportunity for health risk reduction." The EPA must, within 18 months, publish a list of contaminants for possible regulation and must update such list every five years. In addition,

22.  SOUTHERN CALIFORNIA WATER COMPANY


every five years, the EPA must select at least five contaminants on the list and determine whether to regulate them. The new law allows the EPA to bypass the selection process and adopt interim regulations for contaminants in order to address urgent health threats. Current regulations, however, remain in place and are not subject to the new standard-setting provisions.

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

Water Supply
During 1997, the Company supplied a total of 199,146 acre feet of water. Of this amount, approximately 54% came from pumped sources and 45% was purchased from others, principally the Metropolitan Water District of Southern California ("MWD"). The remaining amount was supplied by the Bureau of Reclamation (the "Bureau") under a no-cost contract. During 1996, the Company produced 194,397 acre feet of water, 56% of which came from pumped sources, 42.5% was purchased and the remainder was supplied by the Bureau.

The MWD is a water district organized under the laws of the State of California for the purpose of delivering imported water to areas within its jurisdiction. The Company has 52 connections to the water distribution facilities of MWD and other municipal water agencies. MWD imports water from two principal sources: the Colorado River and the State Water Project (SWP). Available water supplies from the Colorado River and the SWP have historically been sufficient to meet most of MWD's requirements and MWD's supplies from these sources are anticipated to continue to remain adequate through 1998. However, MWD has taken a number of steps to secure additional storage capacity and increase available water supplies, including effecting transfers of water rights from other sources.

The 1996-1997 water year, which ended September 1997, was labeled a "wet one" by the California Department of Water Resources. The outlook for water supply in 1998 remains favorable. In those customer service areas of the Company which pump groundwater, overall groundwater conditions remain at adequate levels. However, certain of the Company's groundwater supplies have been affected to varying degrees by various forms of contamination which, in some cases, has caused increased reliance on purchased water in its resource mix and has adversely affected earnings.

Water-Related Opportunities
The Company has pursued and continues to pursue opportunities to bid on long-term leases, and operation and maintenance contracts of government-owned water systems on a stand-alone basis or as part of its joint venture - Golden State Water Company (GSWC). GSWC has four active bids currently outstanding, although no assurance can be given that GSWC will be successful on any of the currently active bids. The Company may pursue future bids, if any, through GSWC, on a stand-alone basis, or through another affiliation.

In addition, the Company is pursuing the creation of a holding company, subject to shareholder and regulatory approval, which will provide the structure necessary to allow for independent operations of both the regulated and non-regulated sectors of the Company. Shareholders will be asked to approve formation of the holding company at the 1997 Annual Meeting of Shareholders.

                                         SOUTHERN CALIFORNIA WATER COMPANY  23.




Balance Sheets
                                                                                   For the years ended December 31,
(in thousands, except per share amounts)                                                    1997           1996
-------------------------------------------------------------------------------------------------------------------
Assets
UTILITY PLANT, AT COST
   Water                                                                                 $ 446,605        $ 411,852
   Electric                                                                                 34,137           33,300
                                                                                         --------------------------
                                                                                           480,742          445,152
      Less - Accumulated depreciation                                                     (125,020)        (114,086)
                                                                                         --------------------------
                                                                                           355,722          331,066
      Construction work in progress                                                         27,901           26,710
                                                                                         --------------------------
      Net utility plant                                                                    383,623          357,776
                                                                                         --------------------------
OTHER PROPERTY AND INVESTMENTS                                                               1,355              774
                                                                                         --------------------------

CURRENT ASSETS
   Cash and cash equivalents                                                                 4,186            3,783
   Accounts receivable - Customers, less reserves of $466 in 1997 and $387 in 1996           8,544            7,870
   Other                                                                                     3,614            1,713
   Unbilled revenue                                                                          9,106           12,596
   Materials and supplies, at average cost                                                   1,299            1,292
   Supply cost balancing accounts                                                            4,286            6,273
   Prepayments                                                                               7,676            6,933
   Accumulated deferred income taxes - net                                                   5,783            3,302
                                                                                         --------------------------
      Total current assets                                                                  44,494           43,762
                                                                                         --------------------------

DEFERRED CHARGES
   Regulatory tax-related assets                                                            22,337           23,201
   Other                                                                                     5,265            5,409
                                                                                         --------------------------
      Total deferred charges                                                                27,602           28,610
                                                                                         --------------------------
         TOTAL ASSETS                                                                    $ 457,074        $ 430,922
                                                                                         ==========================

Capitalization and Liabilities
CAPITALIZATION
   Common shareholders' equity                                                           $ 151,053        $ 146,766
   Preferred shares                                                                          1,600            1,600
   Preferred shares - mandatory redemption                                                     440              480
   Long-term debt                                                                          115,286          107,190
                                                                                         --------------------------
      Total capitalization                                                                 268,379          256,036
                                                                                         --------------------------
CURRENT LIABILITIES
   Notes payable to banks                                                                   26,000           16,000
   Long-term debt and preferred shares - current                                               231              482
   Accounts payable                                                                         11,770           12,865
   Taxes payable                                                                             9,115            5,777
   Accrued interest                                                                          1,868            1,772
   Other                                                                                     7,196            7,792
                                                                                         --------------------------
      Total current liabilities                                                             56,180           44,688
                                                                                         --------------------------

OTHER CREDITS
   Advances for construction                                                                55,574           55,848
   Contributions in aid of construction                                                     28,467           28,158
   Accumulated deferred income taxes - net                                                  42,984           40,404
   Unamortized investment tax credits                                                        3,246            3,337
   Regulatory tax-related liability                                                          1,950            1,995
   Other                                                                                       294              456
                                                                                         --------------------------
      Total other credits                                                                  132,515          130,198
                                                                                         --------------------------
         TOTAL CAPITALIZATION AND LIABILITIES                                            $ 457,074        $ 430,922
                                                                                         ==========================

The accompanying notes are an integral part of these financial statements

24. SOUTHERN CALIFORNIA WATER COMPANY


Statements Of Capitalization

                                                                      For the years ended December 31,
(in thousands, except per share amounts)                                        1997             1996
------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY:
   Common shares, $2.50 par value                                                --
      Authorized 30,000,000 shares
      Outstanding 8,957,671 in 1997 and 8,886,171 in 1996                   $  22,394        $  22,215
   Additional paid-in capital                                                  74,937           73,645
   Earnings reinvested in the business                                         53,722           50,906
                                                                            --------------------------
                                                                              151,053          146,766
                                                                            --------------------------
PREFERRED SHARES: $25 PAR VALUE
   Authorized 64,000 shares
   Outstanding 32,000 shares, 4% Series                                           800              800
   Outstanding 32,000 shares, 4 1/4% Series                                       800              800
                                                                            --------------------------
                                                                                1,600            1,600
                                                                            --------------------------
PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION
Requirements: $25 par value
   Authorized and outstanding 19,200 shares in 1997 and 20,800 shares
      in 1996, 5% Series                                                          480              520
   Less: Preferred shares to be redeemed within one year                          (40)             (40)
                                                                            --------------------------
                                                                                  440              480
                                                                            --------------------------
LONG-TERM DEBT
   5.82% notes due 2003                                                        12,500           12,500
   10.10% notes due 2009                                                       10,000           10,000
   6.64% notes due 2013                                                         1,100            1,100
   6.80% notes due 2013                                                         2,000            2,000
   8.50% fixed rate obligation due 2013                                         1,947            2,018
   Variable rate obligation due 2014                                            6,000            6,000
   6.87% notes due 2023                                                         5,000            5,000
   7.00% notes due 2023                                                        10,000           10,000
   7.55% notes due 2025                                                         8,000            8,000
   7.65% notes due 2025                                                        22,000           22,000
   5.50% notes due 2026                                                         8,000            8,000
      less funds held by trustee                                                 --             (8,000)
   9.56% notes due 2031                                                        28,000           28,000
   Other                                                                          930            1,014
                                                                            --------------------------
                                                                              115,477          107,632
   Less: Current maturities                                                      (191)            (442)
                                                                            --------------------------
                                                                              115,286          107,190
                                                                            --------------------------
      TOTAL CAPITALIZATION                                                  $ 268,379        $ 256,036
                                                                            ==========================

The accompanying notes are an integral part of these financial statements

                                         SOUTHERN CALIFORNIA WATER COMPANY  25.


Statements Of Income

                                                                      For the years ended December 31,
(in thousands, except per share amounts)                     1997              1996             1995
------------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Water                                                   $ 140,988        $ 139,997        $ 118,922
   Electric                                                   12,767           11,532           10,891
                                                           -------------------------------------------
      Total operating revenues                               153,755          151,529          129,813
                                                           -------------------------------------------

OPERATING EXPENSES
   Water purchased                                            38,318           38,355           32,629
   Power purchased for resale                                  5,188            5,825            5,215
   Power purchased for pumping                                 7,554            7,711            7,963
   Groundwater production assessment                           6,847            5,946            6,137
   Supply cost balancing accounts                              2,813            2,064           (1,146)
   Other operating expenses                                   13,074           13,421           13,351
   Provision for State Water Project                            --               --               (639)
   Administrative and general expenses                        22,138           20,549           17,029
   Depreciation                                               10,952           10,102            8,483
   Maintenance                                                 7,301            7,745            5,754
   Taxes on income                                             9,830           10,283            8,784
   Property and other taxes                                    6,282            6,099            4,865
                                                           -------------------------------------------
      Total operating expenses                               130,297          128,100          108,425
                                                           -------------------------------------------
   OPERATING INCOME                                           23,458           23,429           21,388
                                                           -------------------------------------------

OTHER INCOME
      Total other income - net                                   758              531              336
                                                           -------------------------------------------
      Income before interest charges                          24,216           23,960           21,724
                                                           -------------------------------------------

INTEREST CHARGES
   Interest on long-term debt                                  8,821            8,551            7,807
   Other interest and amortization of debt expense             1,336            1,949            1,752
                                                           -------------------------------------------
      Total interest charges                                  10,157           10,500            9,559
                                                           -------------------------------------------

NET INCOME                                                    14,059           13,460           12,165
   Dividends on Preferred Shares                                 (92)             (94)             (96)
                                                           -------------------------------------------

EARNINGS AVAILABLE FOR COMMON SHAREHOLDERS                 $  13,967        $  13,366           12,069
                                                           -------------------------------------------

BASIC EARNINGS PER COMMON SHARE                            $    1.56        $    1.69        $    1.54
                                                           -------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING           8,957            7,891            7,845
                                                           ===========================================

The accompanying notes are an integral part of these financial statements

26.  SOUTHERN CALIFORNIA WATER COMPANY




Statements Of Changes In Common Shareholders' Equity

                                                              Common Shares
                                                         ---------------------      Additional    Earnings
                                                           Number                    Paid-in    Reinvested in
(in thousands)                                           of Shares      Amount       Capital    the Business
-------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994                              7,845       $19,613       $54,753       $44,596

Add:
   Net income                                                                                       12,165
Deduct:
   Dividends on Preferred Shares                                                                        96
   Dividends on Common Shares - $1.205 per share                                                     9,455
                                                           -----------------------------------------------

BALANCES AT DECEMBER 31, 1995                              7,845       $19,613       $54,753       $47,210
Add:
   Net income                                                                                       13,460
   Issuance of Common Shares
      for public offering                                  1,000         2,500        18,090
      under Dividend Reinvestment and 401(k) Plans            41           102           802
Deduct:
   Dividends on Preferred Shares                                                                        94
   Dividends on Common Shares - $1.225 per share                                                     9,670
                                                           -----------------------------------------------

BALANCES AT DECEMBER 31, 1996                              8,886       $22,215       $73,645       $50,906
Add:
   Net income                                                                                       14,059
   Issuance of Common Shares for public offering              72           179         1,292
Deduct:
   Dividends on Preferred Shares                                                                        92
   Dividends on Common Shares - $1.245 per share                                                    11,151
                                                           -----------------------------------------------
BALANCES AT DECEMBER 31, 1997                              8,958       $22,394       $74,937       $53,722
                                                           ===============================================

The accompanying notes are an integral part of these financial statements

                                          SOUTHERN CALIFORNIA WATER COMPANY  27.



Statements Of Cash Flows

                                                                                  For the years ended December 31,
(in thousands, except per share amounts)                                    1997           1996            1995
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                             $ 14,059        $ 13,460        $ 12,165
   Adjustments for non-cash items:
      Depreciation and amortization                                         11,387          10,389           9,033
      Deferred income taxes and investment tax credits                         826             577           2,016
      Other - net                                                           (1,426)         (1,660)            416
   Changes in assets and liabilities:
      Customer receivables                                                    (673)            368             651
      Supply cost balancing accounts                                         1,987           1,800          (1,065)
      Accounts payable                                                      (1,095)          6,026          (1,609)
      Taxes payable                                                          3,338             215             (73)
      Other - net                                                              341             122          (2,585)
                                                                          ----------------------------------------
         Net cash provided                                                  28,744          31,297          18,949
                                                                          ----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Construction expenditures                                               (34,717)        (31,953)        (25,808)
                                                                          ----------------------------------------
         Net cash used                                                     (34,717)        (31,953)        (25,808)
                                                                          ----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of Common Shares                                                 1,472          21,494            --
   Issuance of long-term debt and lease obligations                          8,000            --            30,000
   Receipt of advances for and contributions in aid of construction          1,302           2,462           2,761
   Refunds on advances for construction                                     (2,957)         (2,088)         (2,812)
   Repayments of long-term debt and redemption of preferred shares            (198)        (15,447)         (4,477)
   Net change in notes payable to banks                                     10,000           7,500         (11,000)
   Common and preferred dividends paid                                     (11,243)         (9,825)         (9,614)
                                                                          ----------------------------------------
         Net cash provided                                                   6,376           4,096           4,858
                                                                          ----------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           403           3,440          (2,001)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 3,783             343           2,344
                                                                          ----------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $  4,186        $  3,783        $    343
                                                                          ----------------------------------------

TAXES AND INTEREST PAID:
   Income taxes paid                                                      $  6,338        $ 10,767        $  6,955
   Interest paid                                                             9,451          10,128           9,043
                                                                          ----------------------------------------

NON-CASH TRANSACTIONS:
   Property installed by developers and conveyed to Company               $  2,082        $    957        $  2,764
                                                                          ========================================

The accompanying notes are an integral part of these financial statements

28. SOUTHERN CALIFORNIA WATER COMPANY

Notes to Financial Statements


Note 1
Summary of Significant Accounting Policies
The Company is an investor-owned public utility engaged principally in the purchase, production, distribution and sale of water. The Company also distributes electricity in one community. The Company is regulated by the California Public Utilities Commission (CPUC) as to its water and electric business including properties, rates, services, facilities and other matters.

The accounting records are maintained in accordance with the Uniform System of Accounts prescribed by the CPUC. The preparation of these financial statements required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses.

Property and Depreciation -- The Company capitalizes as utility plant the cost of additions and replacements of retirement units. Such cost includes labor, material and certain indirect charges. Depreciation is computed on the straight-line, remaining-life basis. For the years 1997, 1996 and 1995, the aggregate provisions for depreciation approximated 2.77%, 2.71%, and 2.52% of beginning of the year depreciable plant, respectively.

Interest is generally not capitalized for financial reporting purposes as such procedure is generally not followed for rate-making purposes.

Revenues -- Revenues include amounts billed to customers and an amount of unbilled revenue representing amounts to be billed for usage from the last meter reading date to the end of the accounting period.

Basic Earnings Per Common Share -- Earnings per Common
Share are based upon the weighted average number of Common Shares outstanding and net income after deducting preferred dividend requirements.

Supply Cost Balancing Accounts -- As permitted by the CPUC, the Company maintains water and electric supply cost balancing accounts to account for under-collections and over-collections of revenues designed to recover such costs. Recoverability of such costs is recorded in income and charged to balancing accounts when such costs are incurred. The balancing accounts are credited when such costs are recovered through rate adjustments. The Company accrues interest on its supply cost balancing accounts at the rate prevailing for 90-day commercial paper.

Debt Issue Expense and Redemption Premiums -- Original debt issue expenses are amortized over the lives of the respective issues. Premiums paid on the early redemption of debt which is reacquired through refunding are deferred and amortized over the life of the debt issued to finance the refunding. The redemption premium on debt reacquired without refunding is amortized over the remaining period the debt would have been outstanding.

Other Credits -- Advances for construction represent amounts advanced by developers which are generally refundable at either a rate of 22% of the revenue received from the installations for which funds were advanced or in equal annual installments over a 40-year period. Contributions in aid of construction are similar to advances, but require no refunding and are amortized over the useful lives of the related property.

Cash and Cash Equivalents -- For purposes of the Statements of Cash Flows, cash and cash equivalents include short-term cash investments with an original maturity of three months or less.

Deferred Charges -- At December 31, 1997, $362,000 of deferred rate case charges are being recovered over three year periods in rates charged to customers.

Financial Instrument Risk -- The Company does not carry any financial instruments with off-balance sheet risk nor do its operations result in concentrations of credit risk.

Fair Value of Financial Instruments -- The following methods and assumptions were used to estimate the fair value, as shown in the table below, of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents, Accounts Receivable and Short-term Debt -- The carrying amount.

Long-term Debt -- Rates available to the Company at December 31, 1997 and 1996 for debt with similar terms and remaining maturities were used to estimate fair value. Changes in the assumptions will produce differing results.

                                       1997                         1996
                             -----------------------------------------------------
                             Carrying         Fair         Carrying        Fair
(in thousands)                amount         value          amount         value
----------------------------------------------------------------------------------
Financial assets:
   Cash                      $  4,186       $  4,186       $  3,783       $  3,783
   Accounts receivable         21,264         21,264         22,179         22,179
Financial liabilities:
   Short-term debt             26,000         26,000         16,000         16,000
   Long-term debt            $115,326       $126,930       $107,632       $114,892
                             =====================================================

                                         SOUTHERN CALIFORNIA WATER COMPANY  29.


Note 2
Capital Stock
All of the series of Preferred Shares outstanding at December 31, 1997 are redeemable at the option of the Company. At December 31, 1997, the redemption price per share for each series of $25 Preferred Shares was $27.00, $26.50 and $25.25 for the 4%, 4 1/4% and 5% Series, respectively. To each of the redemption prices must be added accrued and unpaid dividends to the redemption date.

The $25 Preferred Shares, 5% Series, are subject to mandatory redemption provisions of 1,600 shares per year. The annual aggregate mandatory redemption requirements for this Series for the five years subsequent to December 31, 1997 is $40,000 each year.

In 1996, the Company issued 1,000,000 Common Shares through a secondary public offering and, in January 1997, issued an additional 71,500 Common Shares as part of the same offering. The net proceeds from these sales were used to repay a portion of short-term debt then outstanding.


For the years ended December 31, 1996 and December 31, 1995, all shares issued under the Company's Dividend Reinvestment Plan (DRP) and the 401(k) Plan were purchased on the open market. For the year ended December 31, 1996, the Company issued 20,228 and 20,851 Common Shares, respectively, under the DRP and the 401(k) programs. There are 89,226 and 71,408 Common Shares reserved for issuance under the DRP and the 401(k) Plan, respectively, at December 31, 1997. Shares reserved for the 401(k) Plan are in relation to Company matching contributions and for investment purposes by participants.

As of December 31, 1997 there were no retained earnings restricted as to the payment of cash dividends on Common Shares.

Note 3
Compensating Balances and Bank Debt
At December 31, 1997, the Company maintained $37,000,000 in aggregate borrowing capacity with three commercial banks with no compensating balances required. Of this amount, $26,000,000 was outstanding at year-end. Loans can be obtained at the option of the Company and bear interest at rates based on floating prime borrowing rates or at money market rates.

Short-term bank borrowing activities for the last three years were as follows:

(in thousands, except percent)               1997            1996          1995
---------------------------------------------------------------------------------
Balance Outstanding at
         December 31,                       $26,000        $16,000        $ 8,500
Interest Rate at December 31,                  6.39%          6.17%          6.39%
Average Amount Outstanding                  $15,678        $26,109        $17,897
Weighted Average Annual Interest Rate          6.27%          5.97%          6.92%
Maximum Amount Outstanding                  $32,000        $36,000        $27,500
                                            -------------------------------------

Note 4
Long-Term Debt
In December, 1996, the Company sold $8 million in tax-exempt debt that was issued through the California Pollution Control Financing Authority. The funds were deposited with a trustee and were used during 1997 to finance water main replacements.

In 1995, the Company issued a total of $30 million of unsecured notes, the proceeds of which were used to pay down short-term bank borrowing. The Company has no mortgage debt, and leases and other similar financial arrangements are not material.

The Company has posted an Irrevocable Letter of Credit, which expires July 31, 1998, in the amount of $713,016 as security for its self-insured workers' compensation plan. The Company has also provided an Irrevocable Letter of Credit in the amount of $6,296,000 to a trustee with respect to the variable rate obligation issued by the Three Valleys Municipal Water District.

Annual maturities of all long-term debt, including capitalized leases, amount to $191,114, $203,038, $1,208,804, $1,216,212 and $1,167,779 for
the 5 years ending December 31, 1998 through 2002, respectively.

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

The significant components of deferred tax assets and deferred tax liabilities, as reflected in the balance sheets, and the accumulated net deferred income tax liabilities at December 31, 1997 and 1996 were:

30.  SOUTHERN CALIFORNIA WATER COMPANY


                                                              December 31,
                                                     ---------------------------
(in thousands)                                         1997              1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Balancing accounts                                $     27          $    908
   State tax effect                                     5,756             2,394
                                                     ---------------------------
                                                        5,783             3,302
                                                     ---------------------------
Deferred tax liabilities:
   Depreciation                                       (40,822)          (38,888)
   Advances and contributions                          17,005            17,805
   Other property related                              (9,602)          (10,170)
   Other non-property related                          (9,565)           (9,151)
                                                     ---------------------------
                                                      (42,984)          (40,404)
                                                     ---------------------------
Accumulated deferred income taxes - net              $(37,201)         $(37,102)
                                                     ---------------------------

The current and deferred components of income tax expense are as follows:

                                                         December 31,
                                          ----------------------------------------
(in thousands)                              1997            1996            1995
----------------------------------------------------------------------------------
Current
   Federal                                $  7,205        $  7,224        $  5,432
   State                                     2,287           2,452           2,110
                                          ----------------------------------------
Total current tax expense                    9,492           9,676           7,542
                                          ----------------------------------------
Deferred -- Federal and State:
   Accelerated depreciation                  2,996           3,175           3,273
      Balancing accounts                      (871)           (798)            472
      State Water Project                     --               296            (296)
   Advances and contributions                 (210)           (894)           (477)
California privilege year
   franchise tax                              (617)           (683)           (394)
Adjustments to prior year provision           --               410            (855)
   Other                                      (566)           (732)           (520)
                                          ----------------------------------------
Total deferred tax expense                     732             774           1,203
                                          ----------------------------------------
Total income tax expense                  $ 10,224        $ 10,450        $  8,745
                                          ----------------------------------------
Income taxes included in
   operating expenses                     $  9,830        $ 10,283        $  8,784
Income taxes included in other
   income and expenses -- net                  394             167             (39)
                                          ----------------------------------------
Total income tax expense                  $ 10,224        $ 10,450        $  8,745
                                          ----------------------------------------

Additional information regarding taxes on income is set forth in the following table:

                                                        December 31,
                                         ------------------------------------------
(in thousands)                             1997             1996             1995
-----------------------------------------------------------------------------------
Federal taxes on pre-tax income at
   statutory rates                       $  8,451         $  8,368         $  7,318
Increase (decrease) in taxes
   resulting from:
   State income tax expense                 1,864            2,051            1,725
   Depreciation                               853              716              426
   Federal benefit of state taxes            (652)            (718)            (604)
   Adjustments to prior years'
      provisions                             (143)             254               76
   Other -- net                              (149)            (221)            (196)
                                         ------------------------------------------
Total income tax expense                 $ 10,224         $ 10,450         $  8,745
                                         ------------------------------------------
Pre-tax income                           $ 24,145         $ 23,910         $ 20,910
                                         ------------------------------------------
Effective income tax rate                    42.3%            43.7%            41.8%
                                         ------------------------------------------


Note 6
Employee Benefit Plans
The Company maintains a pension plan (the Plan) which provides eligible employees (those age 21 and over, with one year of service) monthly benefits upon retirement based on average salaries and length of service. The normal retirement benefit is equal to 2% of the five highest consecutive years average earnings multiplied by the number of years of credited service, up to a maximum of 40 years, reduced by a percentage of primary social security benefits. There is an early retirement option. Annual contributions are made to the Plan which comply with the funding requirements of the ERISA. At December 31, 1997, the Company had 467 employees. Sixty-five employees are covered by collective bargaining agreements, the earliest of which expires in 1999.

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations for 1997 and 1996 were 7.0% and 4% and 7.5% and 4% respectively. The expected long-term rate of return on assets, which consist primarily of fixed income securities, was 8.0% for 1997 and 1996.

The following table sets forth the Plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1997 and 1996 and the components of net pension cost for 1997 and 1996:

                                                           December 31,
                                                     ------------------------
(in thousands)                                         1997            1996
-----------------------------------------------------------------------------
Accumulated benefit obligation:
   Vested                                            $ 24,381        $ 21,078
   Nonvested                                            1,985           1,862
                                                     ------------------------
Total                                                $ 26,366        $ 22,940
                                                     ------------------------

Projected benefit obligation for service
   rendered to date                                   (33,410)        (28,733)

Plan assets at fair value                              33,433          29,240
Unrecognized net loss/(gain) due to past
   experience different from assumptions made           1,538             936
Unrecognized net obligation at January 1, 1986
   being recognized over 15 years                         171             228
Unrecognized prior service cost due to
   Plan amendments                                        444             489
                                                     ------------------------
Accrued pension asset                                $  2,176        $  2,160
                                                     ------------------------

Service cost benefits earned during the period       $  1,351        $  1,406
Interest cost on projected benefit obligation           2,112           1,970
Return on Plan assets                                  (4,065)         (2,169)
Net amortization and deferral                           1,873             165
                                                     ------------------------
Net pension cost                                     $  1,271        $  1,372
                                                     ------------------------

The Company also provides all active employees medical, dental and vision care benefits through a medical insurance plan. Eligible employees who retired prior to age 65, and/or their spouses, were able to retain the benefits under the active plan until reaching age 65. Upon reaching age 65, and for those employees retiring at or after age

                                         SOUTHERN CALIFORNIA WATER COMPANY  31.


65, and/or their spouses, continued coverage was provided through a medicare supplement insurance policy paid for by the Company. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." As a result, the Company amended the retiree medical plan, substantially reducing benefits for those current employees retiring after September 30, 1995. No such benefits are available to employees hired on or after February 1, 1995.

The CPUC has issued a decision which provides for the recovery in rates of tax-deductible contributions made to a separately trusteed fund. The Company established two separate trusts in 1995, one for those retirees who were subject to a collectively bargained agreement and another for all other retirees. The Company's funding policy is to contribute annually an amount at least equal to the revenues authorized to be collected through rates for post-retirement benefit costs. Assets in these trusts amounted to approximately $1,103,485 as of December 31, 1997.

The following table presents information on the plan's funded status and the accrued post-retirement liability as of December 31, 1997 and 1996:

                                                             December 31,
                                                       ------------------------
(in thousands)                                           1997             1996
-------------------------------------------------------------------------------
Accumulated post-retirement
   benefit obligation (APBO):
      Retirees and dependents                          $ 2,326          $ 2,248
      Other fully eligible participants                    421              307
      Other active participants                          1,755            1,458
                                                       ------------------------
Total                                                  $ 4,502          $ 4,013
                                                       ------------------------

Plan assets at fair value                              $ 1,103          $   549
                                                       ------------------------
Accumulated post-retirement benefit
   obligation in excess of plan assets                   3,399            3,413
Unrecognized transition obligation                      (7,126)          (7,545)
Unrecognized prior service cost                          3,627            3,826
Unrecognized net (gain)/loss                             1,644            2,000
                                                       ------------------------
Accrued post-retirement benefit liability              $ 1,544          $ 1,694
                                                       ------------------------

The components of net periodic post-retirement benefits cost for 1997 and 1996 are as follows:

                                                                 December 31,
                                                            --------------------
(in thousands)                                               1997           1996
--------------------------------------------------------------------------------
Service cost -- benefits earned during year                 $ 120          $ 127
Interest cost on APBO                                         294            345
Actual return on plan assets                                  (48)          --
Net amortization and deferral                                 140            220
                                                            --------------------
Net periodic post-retirement benefit cost                   $ 506          $ 692
                                                            --------------------

Post-retirement benefit costs for 1993, 1994 and 1995 were estimated at a total of approximately $1.6 million and have been recorded as a regulatory asset for recovery over a 20 year period. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation at December 31, 1997 and 1996 was 7.0% and 7.5%, respectively. A sliding scale for assumed health care cost increases starting at 11% in 1996 declining 1% per year for five years and then remaining at 6% thereafter was used for both periods. A 1% increase in the health care cost trend would increase the accumulated post-retirement benefit obligation at December 31, 1997 by $228,000 and the net periodic post-retirement benefit cost for 1997 by $15,000.

The Company has a 401(k) Investment Incentive Program under which employees may invest a percentage of their pay, up to a maximum investment prescribed by law, in an investment program managed by an outside investment manager. Company contributions to the 401(k) are based upon a percentage of individual employee contributions and, for 1997, 1996 and 1995, totaled $785,687, $839,000, and
$389,000, respectively.

Note 7
Business Risks and Concentration of Sales
The Company's utility operations are engaged in supplying water and electric service to the public. Although the Company has a diversified base of residential, industrial and other customers, revenues derived from commercial and residential water customers accounted for approximately 93% and 90% of total Company revenues in 1997 and 1996, respectively.

Approximately 44% of the Company's water supplies comes from imported water with the remainder produced from Company-owned wells. The long term availability of imported water supplies is dependent upon, among other things, drought conditions throughout the state, increases in population, water quality standards and legislation that may potentially reduce water supplies. SCW does not anticipate any constraints on its imported water supplies in 1998.

Note 8
Contingencies
In November 1996, the Company filed an application with the CPUC seeking recovery through rates of $1.8 million in costs associated with its participation in the coastal aqueduct extension of the State Water Project ("SWP"). Alternate forms of recovery of these costs are also being pursued, which will require CPUC approval. Currently the Company is unable to predict if the CPUC will authorize recovery of all or any of the costs associated with its participation in the Project.

In 1996, the Company formed Golden State Water Company LLC (GSWC) for the purpose of pursuing strategic opportunities related to the operation of government-owned water systems. Pursuant to the terms of the Limited Liability Company Agreement, the Company's losses, if any, are limited during the first three years of the agreement. At the end of the three year period, if the Company decides

32.  SOUTHERN CALIFORNIA WATER COMPANY


to continue as a partner in GSWC, it is required to contribute additional capital, if necessary, to reimburse the joint venture for the difference between the actual losses incurred and the losses booked by the Company. For 1997, the difference between the actual loss and the amount booked by the Company was $185,000.

The Company has been named as a defendant in three lawsuits which allege that the Company delivered contaminated water to its customers. Plaintiffs in these actions seek damages, including general, special, and punitive damages, according to proof at trial, as well as attorney's fees on certain causes of action, costs of suit, and other unspecified relief. The Company has commenced and is continuing a review and evaluation of plaintiff's claims and its insurance coverage for these potential liabilities. In light of the breadth of plaintiff's claims, the lack of factual information regarding plaintiff's claims and injuries, if any, the fact that no discovery has yet been completed, the Company is unable to determine at this time what, if any, potential liability it may have with respect to these claims. The Company intends to vigorously defend itself against these allegations.

Management believes that proper insurance coverage and reserves are in place to insure against property, general and product liability and workers' compensation claims.

Note 9
Construction Program
The Company's 1998 construction budget provides for gross expenditures of approximately $33.0 million of which $5.9 million is anticipated to be obtained from developers and others.

Note 10
Allowance for Doubtful Accounts
The table below presents the Company's provision for doubtful accounts charged to expense and accounts written off, net of recoveries for the last three years.

(in thousands)                                  1997           1996           1995
-----------------------------------------------------------------------------------
Balance at beginning of year                  $   387        $   648        $   419
Provision charged to expense                      707            571          1,501
Accounts written off, net of recoveries          (628)          (832)        (1,272)
Balance at end of year                        $   466        $   387        $   648

Note 11
Business Segments
The table below sets forth information relating to the Company's operating segments. In addition to amounts set forth, certain assets have not been allocated. The identifiable assets are net of respective accumulated provisions for depreciation.

Note 12
Selected Quarterly Financial Data (Unaudited)
The quarterly financial information presented below is unaudited. The business of the Company is of a seasonal nature and it is management's opinion that comparisons of earnings for the quarterly periods do not reflect overall trends and changes in the Company's operations.

Business Segments

                                                                          Years Ended December 31,
(in thousands)                                       1997                         1996                          1995
                                           -----------------------------------------------------------------------------------
                                            Water         Electric         Water        Electric         Water        Electric
------------------------------------------------------------------------------------------------------------------------------
Operating revenues                         $140,988       $ 12,767       $139,997       $ 11,532       $118,922       $ 10,891
Operating income before income taxes         29,200          4,089         30,294          3,418         27,776          2,396
Identifiable assets                         359,474         24,149        333,377         24,399        313,190         21,778
Depreciation expense                         10,011            941          9,235            867          7,717            766
Capital additions                            37,205          2,007         31,295          2,644         25,753          2,985
                                           -----------------------------------------------------------------------------------


Quarterly Financial Data
(in thousands, except      Operating                  Operating
per share amounts)         Revenues                     Income                    Net Income             Earnings per Share
                    ----------------------      ----------------------      ----------------------      -------------------
                      1997          1996          1997          1996          1997          1996          1997       1996
------------------------------------------      ----------------------      ----------------------      -------------------
First Quarter       $ 32,206      $ 30,397      $  3,738      $  4,710      $  1,312      $  2,168      $   0.14   $   0.27
Second Quarter        39,343        39,894         5,372         6,486         3,080         4,102          0.34       0.52
Third Quarter         45,700        45,218         8,385         7,963         6,044         5,410          0.67       0.68
Fourth Quarter        36,506        36,020         5,963         4,270         3,623         1,780          0.41       0.22
                    -------------------------------------------------------------------------------------------------------
Year                $153,755      $151,529      $ 23,458      $ 23,429      $ 14,059      $ 13,460      $   1.56   $   1.69
                    -------------------------------------------------------------------------------------------------------

                                         SOUTHERN CALIFORNIA WATER COMPANY  33.

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




/S/ FLOYD E. WICKS

Floyd E. Wicks
President, Chief Executive Officer




/S/ MCCLELLAN HARRIS III

McClellan Harris III
Chief Financial Officer,
Vice President-Finance,
Treasurer and Corporate Secretary

February 12, 1998




Report Of Independent Public Accountants

To the Shareholders and the Board of Directors of Southern California Water
Company:

We have audited the balance sheets and statements of capitalization of Southern California Water Company (a California corporation) as of December 31, 1997 and 1996 and the related statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also Eincludes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern California Water Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/S/  ARTHUR ANDERSEN LLP

Arthur Andersen LLP
Los Angeles, California

February 12, 1998

34.  SOUTHERN CALIFORNIA WATER COMPANY

Statistical Review 1997-1988

(in thousands, except per share and per customer amounts)           1997        1996        1995        1994
----------------------------------------------------------------------------------------------------------------
FINANCIAL INFORMATION
   Revenues by classification
      Residential and commercial                                  $131,007    $126,456    $106,480    $100,796
      Industrial                                                     1,998       1,847       1,674       1,459
      Fire service                                                   1,319       1,269       1,211       1,181
      Other                                                          6,664      10,425       9,557       8,651
        Total water                                                140,988     139,997     118,922     112,087
      Electric                                                      12,767      11,532      10,891      10,588
        Total operation revenues                                   153,755     151,529     129,813     122,675

   Net income                                                       14,059      13,460      12,165      11,338
     Earnings available for common shareholders                     13,967      13,366      12,069      11,240
     Earnings per common share                                        1.56        1.69        1.54        1.43
     Dividends declared per common share                              1.25        1.23        1.21        1.20
     Book value per common share                                     16.86       16.52       15.50       15.16

     Total assets                                                  457,074     430,922     406,255     383,627
     Net utility plant                                             383,623     357,776     334,968     317,879
     Capital additions                                              39,226      34,374      28,761      30,307
     Long-term debt                                                115,286     107,190     107,455      92,891
     Preferred shares                                                1,600       1,600       1,600       1,600
     Preferred shares - mandatory redemption                           440         480         520         560
     Investment per customer                                      $  1,900    $  1,808    $  1,688    $  1,578

OPERATION INFORMATION
   Water sold by classification (mg)
     Residential and commercial                                     54,623      52,843      49,641      51,084
     Industrial                                                        899         828         802         818
     Fire service                                                      417         831         130         308
     Other                                                           5,070       4,932       4,706       4,537
      Total water                                                   61,009      59,434      55,279      56,747

   Total electric sales (mwh)                                      121,315     117,139     111,519     110,234

   Customers by classification
     Residential and commercial                                    236,270     235,244     233,920     232,879
     Industrial                                                        331         333         326         323
     Fire service                                                    2,964       2,925       2,909       2,896
     Other                                                           2,016       2,046       1,807       1,807
      Total water                                                  241,581     240,548     238,962     237,905
     Electric                                                       20,698      20,437      20,475      20,331
      Total company                                                262,279     260,985     259,437     258,236

   Water production by source (mg)
     Purchased                                                      28,894      27,147      24,356      25,940
     Pumped -- electric                                             34,531      35,216      34,105      33,337
     Pumped -- gas                                                     316          40         218         198
     Gravity and surface                                             1,147         932         979         967
      Total supply                                                  64,888      63,335      59,658      60,442

Miles of main in service                                             2,638       2,603       2,587       2,567
Number of employees                                                    467         463         448         467
----------------------------------------------------------------------------------------------------------------



mg=Millions of Gallons   mwh=Mega-Watt Hours

                                         SOUTHERN CALIFORNIA WATER COMPANY  35.


    1993         1992         1991         1990        1989        1988
--------------------------------------------------------------------------
  $ 86,918      $ 82,112    $ 68,063    $ 69,161    $ 67,404    $ 64,279
     1,134         1,110       1,019       1,021       1,074       1,330
     1,149         1,067         927         954         785         724
     8,954         6,336       8,273       5,150       4,909       4,874
    98,155        90,625      78,282      76,286      74,172      71,207
    10,351        10,035      12,378      11,054      10,043       8,682
   108,506       100,660      90,660      87,340      84,215      79,889

    12,026        12,142      15,363       8,907       8,730       6,127
    11,926        12,040      15,259       8,801       8,622       6,017
      1.66          1.82        2.34        1.40        1.38        1.47
      1.19          1.15        1.10        1.08        1.04        1.01
     14.92         13.28       12.59       11.31       10.97       10.61

   358,533       312,491     293,444     268,028     254,346     237,450
   294,990       277,525     258,558     235,713     214,465     213,947
    28,626        26,975      32,472      27,078      25,726      24,036
    84,621        84,195      82,634      67,246      67,767      56,532
     1,600         1,600       1,600       1,600       1,600       1,600
       600           640         680         720         760         800
  $  1,480      $  1,388    $  1,297    $  1,213    $  1,125    $  1,078



    48,033        47,541      44,528      51,696      51,841      50,425
       679           699         737         937         966       1,286
        33            23          11          50          25          19
     4,019         3,890       3,807       4,511       4,635       4,546
    52,764        52,153      49,083      57,194      57,467      56,276

   106,234       105,346     101,923     103,376      97,583      88,375


   231,966       230,956     230,175     221,888     220,876     231,139
       322           330         347         376         385         398
     2,877         2,846       2,779       2,610       2,562       2,416
     1,820         1,795       1,812       1,819       1,813       1,843
   236,985       235,927     235,113     226,693     225,636     235,796
    20,131        20,039      19,780      19,559      19,215      18,780
   257,116       255,966     254,893     246,252     244,851     254,576


    25,156        24,377      23,221      31,021      32,189      31,542
    32,056        30,406      28,640      28,923      29,733      30,391
       195           177         245         270         306         276
       658         1,249       1,046       1,255         361       1,002
    58,065        56,209      53,152      61,469      62,589      63,211

     2,560         2,549       2,535       2,517       2,488       2,688
       486           445         422         410         388         392
--------------------------------------------------------------------------

36.  SOUTHERN CALIFORNIA WATER COMPANY

Shareholder Information

Annual Meeting of Shareholders
All shareholders are invited to attend the Annual Meeting of Shareholders which will be held on Tuesday, April 28, 1998, beginning at 10:00 am, at the Industry Hills Sheraton, One Industry Hills Parkway, City of Industry, California 91744. Notice of meeting and proxy materials will be mailed.

Stock Listing
Common Shares of Southern California Water Company are traded on the New York Stock Exchange under the symbol SCW. The high and low sales prices and dividends paid on the Common Shares for the past two years were:

                                                               Dividends
1997                                High             Low            Paid
-------------------------------------------------------------------------
First Quarter                    $ 23             $20 5/8         $ 0.310
Second Quarter                     24 1/2          20 1/4           0.310
Third Quarter                      24 5/8          20 1/2           0.310
Fourth Quarter                     25 5/8          21 1/2           0.315
                                 ----------------------------------------
                                                                  $ 1.245

                                                                           Dividends
1996                                      High            Low                Paid
------------------------------------------------------------------------------------
First Quarter                          $ 22            $ 18 3/4          $    0.305
Second Quarter                           22 5/8          19 3/4               0.305
Third Quarter                            23 3/8          19 3/8               0.305
Fourth Quarter                           24 1/8          21                   0.310
                                       ---------------------------------------------
                                                                         $    1.225

Independent Certified Public Accountants
Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA 90071

Corporate Reports
Shareholders with questions, or who wish to obtain a copy of the company's reports to the Securities and Exchange Commission without charge, should contact:

Southern California Water Company
Attn: McClellan Harris III
630 East Foothill Boulevard
San Dimas, CA 91773
Phone: (909) 394-3600
Fax: (909) 394-1382
Shareholder Assistance
Shareholders with questions about replacement of dividend checks, transferring stock, replacing lost or stolen certificates or other matters related to their ownership of stock, should contact:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645
http://www.cmssonline.com

Dividend Reinvestment and Common Share Purchase Plan
The Company has a Dividend Reinvestment and Common Share Purchase Plan that offers shareholders of record a convenient way to increase their holdings by reinvesting all or part of their cash dividends in additional Common Shares of the Company. The Plan also provides for receipt of optional cash payments for the purchase of additional Common Shares. A prospectus and authorization form may be obtained from ChaseMellon Shareholder Services, L.L.C.

1998 Dividend Schedule
The following schedule shows the anticipated Common and Preferred Share record and payment dates for 1998:

Record Dates                  Payment Dates
-------------------------------------------
February 9                    March 1
May 11                        June 1
August 10                     September 1
November 9                    December 1


Internet Address
http://www.scwater.com

Corporate Information

Board of Directors
W. V. Caveney (71, 17) (a,c)
Chairman of the Board

Floyd E. Wicks (54, 8) (c,d)
President, Chief Executive Officer

James L. Anderson (56, 1) (a,c)
Senior Vice President
Americo Life Inc.
Orange, California

Jean E. Auer (61, 2) (a,b,c,d)
Consultant and member of the
Board of Directors of the Water
Education Foundation
Hillsborough, California

N. P. Dodge, Jr. (61, 7) (a,b)
President, N.P. Dodge Company
Omaha, Nebraska

Robert F. Kathol (56, 2) (a,b)
Executive Vice President
Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

Lloyd E. Ross (56, 2) (a,c,d)
Managing Partner, Invermex L.P.
Irvine, California

(age, years of service)
(a) Member - Compensation Committee
(b) Member - Audit Committee
(c) Member - Business Opportunities Committee
(d) Member - Nominating Committee
Elected Officers
W. V. Caveney (71, 29)
Chairman of the Board

Floyd E. Wicks (54, 10)
President, Chief Executive Officer

McClellan Harris III (46, 7)
Chief Financial Officer, Vice President -- Finance,
Treasurer and Corporate Secretary

Joel A. Dickson (45, 7)
Vice President -- Customer and Operations Support

Donald K. Saddoris (54, 30)
Vice President -- Customer Service, Region I

Randell J. Vogel (62, 5)
Vice President -- Customer Service, Region II

James B. Gallagher (43, 10)
Vice President -- Customer Service, Region III

Joseph F. Young (52, 20)
Vice President -- Government Affairs

Denise L. Kruger (33, 5)
Vice President -- Quality Assurance

Susan L. Conway (36, 9)
Vice President -- Regulatory Affairs

(age, years of service)